Annual Report
2007

December 1, 2006 to November 30, 2007

Q.P.Corporation

The information contained in this report is derived from the Company's Annual Securities Report in Japanese filed with the Commissioner of the Financial Services Agency on the day of February 28, 2008 in accordance with the Financial Instruments and Exchange Law, which has been translated into English for the convenience of readers outside Japan.

Corporate Name:	KEWPIE KABUSHIKI-KAISHA
English Corporate Name:	Q.P. Corporation
Name and Title of Representative:	Yutaka Suzuki President and Representative Director
Location of Head Office:	4-13, Shibuya 1-chome, Shibuya-ku, Tokyo 150-0002, Japan
Contact:	Katsuhiko Sasaki Executive Managing Director and General Manager of Administration Division
Telephone:	+81-3-3486-3331

Table of Contents

I. Outline of the Company

1. Principal Management Index

(1) Consolidated principal management index for the five years ended November 30, 2007

Term ended		Nov. 2003	Nov. 2004	Nov. 2005	Nov. 2006	Nov. 2007
Net sales	(millions of yen)	437,032	423,727	455,007	456,067	468,006
Ordinary income	(millions of yen)	17,532	15,507	12,829	14,262	15,836
Net income	(millions of yen)	8,675	7,006	5,465	6,071	7,328
Total net assets	(millions of yen)	120,504	126,768	132,412	156,217	161,140
Total assets	(millions of yen)	269,559	262,122	265,724	290,186	292,823
Net assets per share	(yen)	786.15	827.17	865.32	896.69	925.46
Net income per share – primary	(yen)	56.08	45.18	35.25	39.66	47.96
Net income per share – diluted	(yen)	51.53	41.63	32.64	39.66	—
Net worth to gross capital	(%)	44.7	48.4	49.8	47.3	48.3
Return on equity	(%)	7.4	5.7	4.2	4.5	5.3
Price earnings ratio	(times)	15.5	20.0	28.9	26.1	23.7
Net cash provided by operating activities	(millions of yen)	18,550	17,377	15,686	21,443	22,331
Net cash used in investing activities	(millions of yen)	(13,419)	(12,806)	(11,625)	(16,589)	(11,166)
Net cash provided by (used in) financing activities	(millions of yen)	(2,116)	(8,109)	(7,415)	3,187	(2,757)
Cash and cash equivalents at end of the year	(millions of yen)	19,868	16,451	13,127	21,212	27,699
Number of regular full-time employees, and [in parentheses] average number of temporary employees		8,109 [7,913]	8,529 [8,483]	8,548 [8,351]	8,805 [8,474]	8,885 [8,642]

(Notes) 1. Consumption taxes are not included in net sales.

2. Beginning from the term ended November 2006, the Company adopted the Accounting Standard for Presentation of Net Assets in the Balance Sheet (Accounting Standards Board of Japan Statement No. 5 issued by Accounting Standards Board of Japan on December 9, 2005) and the Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet (Accounting Standards Board of Japan Guidance No. 8 issued by Accounting Standards Board of Japan on December 9, 2005).

3. Net income per share-diluted in the year ended November 30, 2007 is not presented because of no issue of potential stocks.

(2) Non-consolidated principal management index for the five years ended November 30, 2007

Term ended	Nov. 2003	Nov. 2004	Nov. 2005	Nov. 2006	Nov. 2007
Net sales (millions of yen)	268,958	230,110	232,668	230,598	232,426
Ordinary income (millions of yen)	11,248	7,663	6,453	6,165	7,030
Net income (millions of yen)	6,805	4,529	3,769	2,883	3,383
Capital stock (millions of yen)	24,104	24,104	24,104	24,104	24,104
Total number of outstanding shares	155,464,515	155,464,515	155,464,515	155,464,515	155,464,515
Total net assets (millions of yen)	111,395	115,012	118,987	120,325	119,870
Total assets (millions of yen)	190,335	188,772	189,865	200,019	204,262
Net assets per share (yen)	726.74	750.44	777.57	785.35	784.30
Yearly dividend per share, and interim dividend per share in parentheses (yen)	12.00 [6.0]	13.00 [6.0]	13.00 [6.5]	14.00 [6.5]	14.00 [7.0]
Net income per share (yen)	44.08	29.27	24.44	18.83	22.14
Net income per share – diluted (yen)	40.64	27.21	22.83	18.83	—
Net worth to gross capital (%)	58.5	60.9	62.7	60.2	58.7
Return on equity (%)	6.3	4.0	3.2	2.4	2.8
Price earnings ratio (times)	19.7	30.8	41.7	55.0	51.3
Payout ratio (%)	27.01	44.41	53.19	74.3	63.2
Number of regular full-time employees, and [in parentheses] average number of temporary employees	2,118 [921]	2,374 [1,110]	2,444 [1,035]	2,475 [1,018]	2,518 [888]

(Notes) 1. Consumption taxes are not included in net sales.

2. The decline in sales in the non-consolidated accounts for the term ended November 2004 is principally attributable to the transfer of sales department of egg materials to consolidated subsidiary Q.P. Egg Corporation.

3. The per-share dividend for the term ended November 2004 includes a ¥1 special commemorative dividend in celebration of the 85th anniversary of the Company's establishment.

4. Net income per share-diluted in the year ended November 30, 2007 is not presented because of no issue of potential stocks.

2. Nature of Business

The Company's group consists of the Company, sixty six consolidated subsidiaries, thirteen affiliated companies, and one other affiliated company which owns over 20% of stocks of the Company. The Group's principal businesses are manufacturing, wholesaling and warehousing.

The relationships between the Company and these affiliated companies in the above-mentioned businesses are summarized below.

The summary of the foodstuffs and distribution businesses is categorized in the same manner as in the segment information on business lines.

Business segments	Principal companies	Major handling items/services
Foodstuffs		
Condiments and processed foods	Q.P. Corporation Q&B Foods, Inc. Beijing Q.P. Foods Co., Ltd. Hangzhou Q.P. Foods Co., Ltd.	Mayonnaise and dressings
	Kewpie Jyozo Co., Ltd.	Vinegar
	San-ei Provisions Co., Ltd.	Seasonings
	Q.P. Corporation Aohata Corporation Co-op Food Products Co., Ltd.	Jams, pasta sauces, sweet corn, and other products in bottled, canned and/or retort form
Health function products	Q.P. Corporation	Baby foods, medical foods, nursing care foods, and hyaluronic acid
Egg products	Q.P. Egg Corporation Zenno Q.P. Egg Station Co., Ltd.	Liquid egg, frozen egg, and dried egg
	Q.P. Corporation Kanae Foods Co., Ltd.	Egg spread, thick omelet and thin egg film
	Henningsen Foods, Inc.	Dried egg
Salad and prepared foods	Q.P. Corporation Deria Foods Co., Ltd.	Salads and other delicatessen foods
	Potato Delica Co., Ltd.	Salads and potato croquettes
	Gourmet Delica Co., Ltd.	Boxed lunches and rice balls
	Sai Delica Co., Ltd.	Boxed lunches and rice balls
	Family Chef Co., Ltd.	Salads and other delicatessen foods
	Salad Club Co., Ltd.	Pre-cut vegetables and salads
Distribution	K.R.S. Corporation	Overland transportation and warehousing of food products
	S.Y. Promotion Co., Ltd. Y.M. Kyuso Corporation	Transportation of food products

The Group Business Network table on Page 4 shows the relationships of the business activities of Group companies.

The shares of consolidated subsidiary K.R.S. Corporation are traded on the first section of the Tokyo Stock Exchange (TSE), while the shares of the equity-method affiliate Aohata Corporation are traded on the second section of the TSE.

(Group Business Network)


Overseas
Domestic
(A U.S. affiliate for overall management of the overseas companies)
Kifuki U.S.A. Co., Inc.
(Sixteen companies producing and selling foodstuffs and others)
Q&B Foods, Inc.
Henningsen Foods, Inc.
Henningsen Nederland B.V.
Henningsen Foods; Netherlands Inc.
Beijing Q.P. Foods Co., Ltd.
Hangzhou Q.P. Foods Co., Ltd.
10 other companies
Supply of products
Sale of products
Major wholesalers and others
Q.P. Corporation (the Company)
(Two companies producing and selling foodstuffs)
Supply of products and raw materials
Q.P. Egg Corporation
Zenno Q.P. Egg Station Co., Ltd.
Sale of products
(Twelve companies producing and selling foodstuffs)
Supply of products and raw materials
Kewpie Jyozo Co., Ltd.
Fujisan Sensui Co., Ltd.
Potato Delica Co., Ltd.
Saika Co., Ltd.
K pack Co., Ltd.
Kanae Foods Co., Ltd.
Co-op Food Products Co., Ltd.
Kowa Derika Co., Ltd.
Aohata Corporation*
3 other companies
Sale of products
(A company selling foodstuffs)
Sale of products
Supply of products and raw materials
Nakashimato Co., Ltd.†
(Eight companies engaging in business on consignment)
Production on consignment
Hashikami Q.P. Co., Ltd.
K-System Co., Ltd.
Tosu Q.P. Co., Ltd.
Kewpie Ai Co., Ltd.
Fujiyoshida Kewpie Co., Ltd.
Kayaka Co., Ltd.
K·SS Co., Ltd.
To Solutions Co., Ltd.*
(A company of production and sale of machinery)
Supply of production facilities
Shiba Seisakusyo Co., Ltd.
(Five companies selling foodstuffs)
Supply of products
Deria Foods Co., Ltd.
San-ei Provisions Co., Ltd.
Deft Co., Ltd.
Salad Mate Co., Ltd.
Tou Kewpie Co., Ltd.*
Sale of products
Sale of Products
Supply of raw materials
(Eight companies producing and selling foodstuffs)
Akishima Yasai Kako Co., Ltd.
Albstar Co., Ltd.
Daily Mate Co., Ltd.
Seto Delica Co., Ltd.
Ishikari Delica Co., Ltd.
Hanshin Delica Co., Ltd.
Tosu Delica Co., Ltd.
Kitakami Delica Co., Ltd.
(Five companies producing and selling foodstuffs)
Gourmet Delica Co., Ltd.
Family Chef Co., Ltd.
Dispen Pak Japan Co., Inc.
Salad Club Co., Ltd.
Sai Delica Co., Ltd.
Sale of products
Sale of products outside the Group and other transactions
Major wholesalers and others
Foodstuffs Business
(Twenty-one companies operating warehouses)
Distribution
Distribution of products and raw materials
K.R.S. Corporation
S.Y. Promotion Co., Ltd.
Y.M. Kyuso Corporation
18 other companies
Distribution of products and raw materials
Distribution Business

(Note)
No-Mark : Consolidated subsidiaries
Mark *: Affiliated companies under the equity method
†: Other related company

3. Outline of Affiliated Companies

(1) Parent company

Not applicable

(2) Consolidated subsidiaries

Trade name	Address	Capital stock/ equity investment	Business lines	Voting rights percentage (Note 1)	Relationship with the Company			
					Interlocking directors (D) or corporate auditors (CA)	Finance	Operating transactions	Lease transactions
Q.P. Egg Corporation (Note 4)	Chofu, Tokyo	350 million yen	Production and sale of liquid and frozen egg	88.0	D or CA 2 Employees 9	1,138 million yen	Purchase of products and raw materials	Leases on offices
Deria Foods Co., Ltd.	Fuchu, Tokyo	50 million yen	Production and sale of salads and ready-to-eat foods	100.0	D or CA 2 Employees 4	None	Sale of products	Leases on offices
Kewpie Jyozo Co., Ltd.	Fuchu, Tokyo	450 million yen	Production and sale of vinegar	88.0	D or CA 2 Employees 2	2,124 million yen	Purchase of raw materials	Leases on offices
K.R.S. Corporation (Notes 1, 3, 4, 5 & 6)	Chofu, Tokyo	4,063 million yen	Warehousing and transportation	44.8 (0.3) [5.8]	D or CA 3 Employee 2	None	Consignment of storage and transportation of products and raw materials of group companies	Leases on land and warehouses
San-ei Provisions Co., Ltd.	Shibuya-ku, Tokyo	57 million yen	Sale of products for commercial use	51.3	D or CA 1 Employees 3	None	Sale of products and purchase of raw materials	Leases on offices
Co-op Food Products Co., Ltd.	Shibuya-ku, Tokyo	250 million yen	Production and sale of canned foods	51.0	D or CA 2 Employees 4	522 million yen	Purchase of products	Leases on offices
Kanae Foods Co., Ltd.	Fuchu, Tokyo	50 million yen	Production and sale of processed egg, including egg spread, thick omelet, and thin egg film	88.0	D or CA 2 Employees 5	1,414 million yen	Purchase of products	Leases on offices and factories
Zenno Q.P. Egg Station Co., Ltd.	Goka-machi, Sashima-gun, Ibaraki	105 million yen	Production of dried eggs and other egg products	51.4	D or CA 2 Employee 1	None	Purchase of products and raw materials	Leases on factories
Kifuki U.S.A. Co., Inc.	Delaware, USA	USD 7.17	Investment in and management of subsidiaries in USA	100.0	D or CA 2 Employee 1	None	Overall management of subsidiaries in USA	None
Q&B Foods, Inc.	California, USA	USD 4,800 thousand	Production and sale of mayonnaise and dressings	100.0 (100.0)	D or CA 1 Employees 3	None	Purchase of products	None
Henningsen Foods, Inc.	New York, USA	USD 1.92 thousand	Production and sale of egg products and dried meats	100.0 (100.0)	D or CA 2 Employees 4	Liabilities for guarantee 2,727 million yen	Purchase of products	None
Henningsen Nederland B.V.	Waalwijk, the Netherlands	Euro 359.39 thousand	Production and sale of dried meats	100.0 (100.0)	Employee 1	None	Purchase of products	None
Henningsen Foods, Netherlands Inc.	Delaware, USA	USD 2 thousand	Investment in subsidiaries in the Netherlands	100.0 (100.0)	None	None	None	None
Akishima Yasai Kako Co., Ltd.	Akishima, Tokyo	20 million yen	Processing and sale of fresh vegetables	100.0 (100.0)	Employees 4	None	Sale of raw materials	None
Gourmet Delica Co., Ltd.	Tokorozawa, Saitama	98 million yen	Production and sale of ready-to-eat foods	100.0	Employees 6	1,011 million yen	Sale of raw materials	None
Fujisan Sensui Co., Ltd.	Fujiyoshida, Yamanashi	90 million yen	Production and sale of mineral water	77.8 (15.0)	D or CA 2 Employees 2	None	Purchase of products	Leases on factories
Family Chef Co., Ltd.	Sagamihara, Kanagawa	50 million yen	Production and sale of ready-to-eat foods	70.0	D or CA 2 Employees 5	279 million yen	Sale of raw materials	Leases on factories
Daily Mate Co., Ltd.	Ome, Tokyo	20 million yen	Production and sale of ready-to-eat foods	100.0 (100.0)	Employees 5	1,238 million yen	Sale of raw materials	None
Kowa Derika Co., Ltd.	Kamisu, Ibaraki	10 million yen	Production of canned foods	100.0	Employees 3	319 million yen Liabilities for guarantee 32 million yen	Purchase of products	None
Albstar Co., Ltd.	Goka-machi, Sashima-gun, Ibaraki	50 million yen	Production of frozen and chilled foods	100.0 (100.0)	Employees 5	None	Sale of raw materials	Leases on factories
Dispen Pak Japan Co., Inc.	Chofu, Tokyo	140 million yen	Production and sale of foodstuffs, and subdividing and packing work	51.0	D or CA 2 Employees 5	563 million yen	Purchase of products	Leases on factories
Shiba Seisakusyo Co., Ltd.	Kawasaki, Kanagawa	10 million yen	Production of machinery and equipment	100.0	Employees 5	328 million yen	Purchase of machinery and equipment	None
Potato Delica Co., Ltd.	Azumino, Nagano	50 million yen	Production of frozen and chilled foods	66.6 (0.9)	D or CA 2 Employees 3	880 million yen Liabilities for guarantee 14 million yen	Purchase of products	Leases on factories
Saika Co., Ltd.	Ome, Tokyo	50 million yen	Production and sale of pickles	100.0	Employees 4	2,361 million yen Liabilities for guarantee 50 million yen	Purchase of products	Leases on land and offices
Deft Co., Ltd.	Shibuya-ku, Tokyo	10 million yen	Sale of seasonings, chilled foods and foodstuffs	100.0	Employees 5	None	Sale of products	Leases on offices

Trade name	Address	Capital stock/ equity investment	Business lines	Voting rights percentage (Note 1)	Relationship with the Company			
					Interlocking directors (D) or corporate auditors (CA)	Finance	Operating transactions	Lease transactions
K. System Co., Ltd.	Machida, Tokyo	50 million yen	Consigned clerical work	80.0	D or CA 1 Employees 4	111 million yen	Consignment of clerical work	Leases on offices
K pack Co., Ltd.	Goka-machi, Sashima-gun, Ibaraki	30 million yen	Production and sale of seasonings	100.0	Employees 6	284 million yen	Purchase of products	Leases on offices
Hangzhou Q.P. Foods Co., Ltd.	Zhejiang Province, China	100 million yuan	Production and sale of foodstuffs	60.0 (5.0)	D or CA 1 Employees 3	207 million yen Liabilities for guarantee 518 million yen	None	None
S.Y. Promotion Co., Ltd.	Koto-ku, Tokyo	200 million yen	Transportation	93.4 (51.0)	Employees 2	None	Consignment of transportation services	None
Seto Delica Co., Ltd.	Seto, Aichi	30 million yen	Production and sale of ready-to-eat foods	96.7 (96.7)	Employees 6	407 million yen	Sale of raw materials	None
Ishikari Delica Co., Ltd.	Teine-ku, Sapporo, Hokkaido	30 million yen	Production and sale of ready-to-eat foods	100.0 (100.0)	Employees 4	275 million yen	Sale of raw materials	None
Hanshin Delica Co., Ltd.	Itami, Hyogo	10 million yen	Production and sale of ready-to-eat foods	100.0 (100.0)	Employees 3	127 million yen	Sale of raw materials	Leases on factories
Salad Club Co., Ltd.	Fuchu, Tokyo	300 million yen	Processing and sale of fresh vegetables	51.0	D or CA 2 Employees 2	None	Purchase of products	Leases on factories
Y.M. Kyuso Corporation	Inagi, Tokyo	82 million yen	Warehousing and transportation	52.4 (52.4)	None	None	None	None
Beijing Q.P. Foods Co., Ltd.	Huairou District, Beijing, China	42 million yuan	Production and sale of foodstuffs	65.0	D or CA 1 Employees 5	93 million yen	None	None
Kewpie Ai Co., Ltd.	Machida, Tokyo	30 million yen	Consigned clerical work	100.0	D or CA 1 Employees 4	None	Consignment of clerical work	None
Hashikami Q.P. Co., Ltd.	Hashikami-cho, Sannohe-gun, Aomori	10 million yen	Production and processing of foodstuffs; outsourced work	100.0	Employees 2	None	Consignment of production	Leases on factories
Salad Mate Co., Ltd.	Shinjuku-ku, Tokyo	10 million yen	Sale of seasonings and processed foods	100.0	Employees 2	None	Sale of products	None
Tosu Q.P. Co., Ltd.	Tosu, Saga	10 million yen	Production and processing of foodstuffs; outsourced work	100.0	Employees 2	None	Consignment of production	Leases on factories
Tosu Delica Co., Ltd.	Tosu, Saga	10 million yen	Production and sale of ready-to-eat foods	100.0 (100.0)	Employees 2	None	Sale of raw materials	Leases on factories
Kayaka Co., Ltd.	Ayabe, Kyoto	30 million yen	Processing of agricultural products; outsourced work	100.0	Employees 2	334 million yen	Consignment of production	Leases on factories
Kitakami Delica Co., Ltd.	Kitakami, Iwate	20 million yen	Production and sale of ready-to-eat foods	100.0 (100.0)	Employees 4	1,081 million yen	Sale of raw materials	None
Sai Delica Co., Ltd. (Notes 5 & 6)	Miyaki-cho, Miyaki-gun, Saga	98 million yen	Production and sale of ready-to-eat foods	49.0 [51.0]	D or CA 1 Employees 5	988 million yen	None	None
Fujiyoshida Kewpie Co., Ltd.	Fujiyoshida, Yamanashi	10 million yen	Production and processing of foodstuffs; outsourced work	100.0	Employees 2	None	Consignment of production	Leases on factories
K-SS Co., Ltd.	Shibuya-ku Tokyo	10 million yen	Planning, production and services for sales promotion	100.0	Employees 4	None	None	None

(Notes) 1. K.R.S. Corporation is classified under Japanese tax law as *tokutei kogaisha*, a special category of subsidiary.
2. Figures in parentheses under "Voting rights percentage" indicate the proportion of indirect ownership.
3. A Company who submits its own securities report to the Commissioner of the Financial Services Agency.
4. Net sales registered by Q.P. Egg Corporation (excluding sales from intra-group transactions) exceed 10% of the Company's consolidated net sales. Its major profit/loss information is as follows:

Net sales	¥59,865 million
Ordinary income	¥ 2,155 million
Net income	¥ 1,270 million
Net assets	¥ 6,866 million
Total assets	¥16,934 million

Net sales registered by K.R.S. Corporation (excluding sales from intra-group transactions) exceed 10% of the Company's consolidated net sales. As K.R.S. Corp. submits its own securities report to the Commissioner of the Financial Services Agency, however, specific details regarding its major profit/loss information are not published here.
5. Q. P. Egg Corporation and K.R.S. Corporation are treated as subsidiaries, even though the voting rights held by Q.P. as a percentage of total voting rights are below 50%, in view of the effective control exerted over their management.
6. In the "Voting rights percentage" column, the figure shown in square brackets indicates the percentage of voting rights resulting from indirect shareholdings.

(3) Affiliated companies applied the equity method

Trade name	Address	Capital stock/ equity investment	Business lines	Voting rights percentage (Note 2)	Relationship with the Company			
					Interlocking directors (D) or corporate auditors (CA)	Finance	Operating transactions	Lease transactions
Summit Oil Mill Co., Ltd.	Chiba, Chiba	97 million yen	Production of vegetable oil	49.0	D or CA 1 Employee 1	None	Purchase of raw materials	None
Aohata Corporation (Notes 1 & 3)	Takehara, Hiroshima	644 million yen	Production and sale of canned foods	16.1 (0.4)	D or CA 3	None	Purchase of products	None
Kunimi Nosankako Co., Ltd. (Note 1)	Kunisaki, Oita	80 million yen	Production and sale of frozen and chilled foods	17.5	Employees 2	530 million yen	Purchase of products	None
Henningsen Van Den Burg B.V.	Waalwijk, the Netherlands	Euro 5,127 thousand	Production and sale of dried eggs	50.0 (50.0)	None	None	Purchase of products	None
To Solutions Co., Ltd.	Shinjuku-ku, Tokyo	90 million yen	Planning, development, sale, maintenance and operational support of computer systems	20.0	D or CA 2	None	Consignment of calculation work, etc.	Renting of office equipment
Tou Kewpie Co., Ltd.	Shibuya-ku, Tokyo	10 million yen	Mail order business	40.0	D or CA 2 Employee 1	None	Sale of products	None

(Notes) 1. Although the proportion of shares held by the Company is less than 20%, the Company exercises substantial influence; thus the companies are included in the scope of equity-method affiliated companies.
2. Figures in parentheses under "Voting rights percentage" indicate the proportion of indirect ownership.
3. The company submits its own annual securities report to the Commissioner of the Financial Services Agency.

(4) Other affiliated company

Trade name	Address	Capital stock/ equity investment	Business lines	Voting rights percentage (Note)	Relationship with the Company			
					Interlocking directors (D) or corporate auditors (CA)	Finance	Operating transactions	Lease transactions
Nakashimato Co., Ltd.	Shibuya-ku, Tokyo	50 million yen	Sale of processed food	20.5 (3.2)	D or CA 4	None	Purchase of products, etc.	Leases on offices

(Note) Figure in parentheses under "Voting rights percentage" indicates the proportion of indirect ownership.

4. Employees

(1) The Company and its consolidated subsidiaries

(as of November 30, 2007)

Business segment	Number of employees
Foodstuffs	6,708 (7,788)
Distribution	2,177 (854)
Total	8,885 (8,642)

(Note) Employee figures shown outside parentheses indicate registered regular employees and long-term special contract employees, excluding the Group employees dispatched outside the Group but including workers from outside employed within the Group on dispatch. Figures within parentheses indicate short-term contract non-regular employees and workers hired on a daily, weekly or seasonal basis.

(2) The Company

(as of November 30, 2007)

Number of employees	Average age	Average years of service	Average annual salary
2,518 (888)	35.8	11.3	5,752,781 yen

(Notes) 1. Employee figures shown outside parentheses indicate registered regular employees and long-term special contract employees, excluding the Company employees dispatched outside the Company but including workers on dispatch from outside employed in the Company. Figures within parentheses indicate average number of short-term contract non-regular employees and workers hired on a daily, weekly or seasonal basis.
2. Average annual salary of employees refers to income before taxes, including overtime pay and bonuses.

(3) The workers' union

The workers' union of Q.P. Corporation, a single-enterprise union having no affiliation with any larger entity and enjoying friendly relations with the Company, was formed on July 14, 1962. As of November 30, 2007, 94 employees working in the Tokyo district were members of the union.

II. Business Operations

1. General

(1) Business performance (consolidated)

The business environment in Japan during the reporting period, ended November 2007, showed signs of gradual recovery, owing to sustained growth in corporate earnings. Nonetheless, personal income and consumer spending remained stagnant overall, due largely to employment conditions and price fluctuations.

Amid this situation, the Q.P. Group (Q.P. Corporation, its consolidated subsidiaries, and affiliates under the equity method) launched a 3-year Medium-term Business Plan beginning the fiscal year under review. In response to declining birthrate and the aging of society, the Q.P. Group will enhance its capabilities to respond to health needs, developing products with high added value by utilizing its proprietary technologies, and continuing to focus on growing markets for such as commercial use and home dining.

Net sales was ¥468,006 million, up ¥11,939 million (2.6%).

Operating income rose ¥1,665 million (11.8%) year-on-year to ¥15,824 million, ordinary income was up ¥1,574 million (11.0%) at ¥15,836 million, while net income for the reporting period also grew ¥1,257 million (20.7%) to ¥7,328 million, principally as a result of compensating for rising prices of raw materials by implementing Group-wide cost reduction measures, reinforcing our profit generating platform, and shifting to growth areas.

(2) Business overview by segment

[Foodstuffs Business]

In the foodstuffs industry, companies made greater efforts to ensure safety and confidence in their products, while responding to greater interest in heath and an increasing concern over the declining birthrate and the aging of the population. At the same time, the industry was exposed to pressures from soaring raw material prices.

In these circumstances, in the foodstuff business, the Q.P. Group focused on developing high-added-value products that exploit its technologies and making recipe suggestions in both salad dressings and cut vegetables that feature salads as a main meal. In addition, we expanded the use of hyaluronic acid, an ingredient developed by the Group, in foodstuffs and medical materials. In these ways, the Group sought to develop high-added-value products that leverage its technologies and make unique recipe suggestions.

On the materials procurement side, egg prices remained stable, while edible oil prices soared greatly. The latter was due to a sharp increase in grain prices reflecting an increase in demand for application as biofuel.

As a result of the above, sales of the foodstuffs business grew by ¥9,260 million (2.5%) year-on-year, to ¥375,841 million. Operating income grew ¥1,008 million (6.1%) year-on-year, to ¥17,669 million. Starting this fiscal year, the Group changed the allocation method of its operating expenses. Applying this method to the amount posted the previous fiscal year, the Group posted an increase in operating income of ¥2,898 million (19.6%) year-on-year.

The following is a detailed breakdown by product of the business performance of the foods stuffs business.

a) Condiments and processed foods

Mayonnaise and mayonnaise-type dressings posted a decline in unit sales, reflecting price revisions applicable to all products shipped since June 1, 2007. This was offset by expansion of health-conscious products such as *Half* and casual healthcare lineup (*Kirakira Genki &* series), as well as high-value-added dressings and salad products, whose campaigns featured salads as a main course dish. As a result, total sales in this category was ¥177,277 million, a year-on-year increase of ¥5,036 million (2.9%).

b) Health function products

Hyaluronic acid saw expanded growth, particularly in food and pharmaceutical applications in Japan. In addition, a boost in exports to the U.S. and Europe was reported in applications for dietary supplements. The Group also promoted mail-order sales of allergy-sensitive baby foods (free of five major allergens) and medical foods (for diabetic and nephropathy patients with diet restrictions). As a result, total segment sales rose ¥78 million year-on-year (0.4%), to ¥17,495 million.

c) Egg products

High-value-added products leveraging the Group's technology mainly accounted for sales growth in this segment. These included functional liquid eggs such as *Excel Egg* (pasteurized liquid eggs with functions approximating those of raw eggs) and products that exploit emulsification and calcinations technologies (*Torotto* and *Funwari* Technologies). As a result, total sales rose ¥2,376 million year-on-year (2.9%), to ¥84,839 million.

d) Salads and prepared foods

Favorable sales were recorded by healthy salads (such as low-calorie salads using *Half* and mixed salads featuring a variety of vegetables), prepared foods such as pasta salads, and cut vegetables with enhanced menus. In addition, start-up sales routes for factories processing cut vegetables were launched in the Chubu and Chugoku Districts. As a result, sales increased ¥1,770 million year-on-year (1.9%), to ¥96,228 million.

[Distribution Business]

Against the backdrop of hovering fuel prices and price competition with rival companies, the Q.P. Group's distribution business faced a challenging business environment, marked by higher expenses incurred from improving the quality of distribution services and securing drivers.

In this environment, the Q.P. Group pushed ahead with marketing activities for asset-based third-party logistics service (provision of optimized distribution systems that cater to the customers' individual needs), which leverages the Group's nation-wide distribution network and operations at each distribution base. Meanwhile, the Group introduced a support system and mobile racks to improve operational quality and promotes efficient storage capabilities. As a result, growth was posted for specialized distribution services and *Kyuso Suru-Bin* that mainly target distributors, while shared distribution services, largely targeting food manufacturers, struggled. Consequently, sales of the Distribution Business for the reporting period rose ¥2,679 million year-on-year (3.0%), to ¥92,164 million. However, operating income dropped ¥1,127 million year-on-year (34.0%), to ¥2,189 million, mainly reflecting a greater fixed cost ratio caused by sluggish growth of shared distribution services, operational costs arising from the Group's strategic shift to provide a smaller service lineup with more variety, and higher pallet expenses.

(3) Cash flows

Income before income taxes and minority interests came to ¥15,192 million, depreciation expenses amounted to ¥12,388 million, and an increase in income taxes amounted to ¥2,528 million.

As a result, net cash provided by operating activities, on a consolidated basis, came to ¥22,331 million for the reporting period, up from ¥21,443 million for the previous term.

Net cash provided by investing activities amounted to ¥11,166 million, down from ¥16,589 million for the previous term, as a result of capital investment of ¥10,195 million.

Net cash used in financing activities amounted ¥2,757 million, down from net cash provided by financing activities ¥3,187 million for the previous term, as a result of dividend payments of ¥2,218 million.

As a result, cash and cash equivalents at the end of the current fiscal year amounted to ¥27,699 million, which represents an increase of ¥6,487 million from the end of the previous fiscal year.

Note: Figures shown in "II. Business Operations" are exclusive of consumption taxes.

2. Market and Order-Based Production, and Sales

(1) Market production

The value of production for the current fiscal year is shown below.

(millions of yen)

Business segments	Current fiscal year (from December 1, 2006 to November 30, 2007)	Year-on-year change (%)
Foodstuffs	228,454	106.0
Total	228,454	106.0

(Notes) 1. No production is involved in the distribution business.
2. Consumption taxes are not included in the above figures.

(2) Purchasing

A segmental breakdown of the value of purchases by the Group for the current fiscal year is shown below.

(millions of yen)

Business segments	Current fiscal year (from December 1, 2006 to November 30, 2007)	Year-on-year change (%)
Foodstuffs	50,569	97.7
Distribution	7,578	99.0
Total	58,148	97.8

(Note) Consumption taxes are not included in the above figures.

(3) Order-based production

The Group does not engage in order-based production.

(4) Sales

The following is a segmental breakdown of sales by the Group for the current fiscal year.

(millions of yen)

Business segments	Line of products	Current fiscal year (from December 1, 2006 to November 30, 2007)	Year-on-year change (%)
Foodstuffs	Condiments and processed foods	177,277	102.9
	Health function products	17,495	100.4
	Egg products	84,839	102.9
	Salads and prepared foods	96,228	101.9
	Sub-total	375,841	102.5
Distribution		92,164	103.0
	Total	468,006	102.6

(Notes) 1. Consumption taxes are not included in the above figures.
2. These sales are those to external customers.
3. Changes to the classification of Foodstuffs in the "Line of products" column are effective from the current fiscal year. To calculate the year-on-year charge, sales figures for the new classifications of products were adopted for the previous term.

3. Tasks Ahead

(Business Strategy of the medium-term business plan)

(1) Business Strategy of the medium-term business plan

The Q.P. Group's three-year medium-term management plan, covering the period from December 1, 2006 to November 30, 2009, aims to achieve strengthening of profit capabilities and entry into growth fields. To these ends, we will make a Group-wide effort to boost our enterprise value.

Strengthen profit capabilities	Gravitate to growth areas
1. Reform profit structure and establish health-care product business 2. Advance as a technology-oriented company 3. Reduce costs Group-wide	1. Respond to wishes of health-conscious consumers 2. Strengthen business development in food service market 3. Promote overseas expansion

(2) Business strategies for achieving the goals of the plan

Business Segments	Business Strategies
Condiments and processed foods (comprising "Mayonnaise and dressings" and "Fruit applications and cooked foods")	Respond to wishes of health-conscious consumers and accelerate entry to the food service market 1. Improve and expand health foods 2. Strengthen business developments in the food service market 3. Expand condiments for salads
Health function products (comprising "Healthcare" and "Fine chemicals," a new segment conventionally categorized under "Eggs")	Provide health and function products both in Japan and overseas, leveraging the Q.P. Group's unique technology and scientific knowledge 1. Expand sales channels - Full-fledged development of specialized mail-order business for home healthcare - Penetration into the Asian market - Increased exports to the U.S. and Europe 2. Enhance product competitiveness - Expand and improve foods for nephropathy and diabetic patients - Expand high-functional hyaluronic acid and plant sterol - Put priority on "allergy awareness" with baby foods
Egg products (Fine chemicals will be categorized under "Health and function products")	With renewed strength, focus on expanding sales channels and enhancing product competitiveness 1. Expand sales channels 2. Accelerate market differentiation by exploiting technological expertise 3. Endeavor to meet wishes of health-conscious consumers

Salads and prepared foods ("Vegetables and salads" renamed)	Achieve higher profit by strengthening the ability to create new markets and streamlining operations 1. Improve recipe development capabilities 2. Become more sensitive to the increasingly health-conscious market 3. Foray into new fields 4. Enhance productivity
Distribution systems	Expand sales and profit by improving functions and service quality 1. Expand and improve functions and service quality 2. Promote low-cost operations 3. Launch a business that identifies idle trucks for delivery job assignments 4. Enter new areas

(Fundamental policy on control of the Company)

(1) Fundamental policy on what the person(s) should be like to control the determination of the financial and business policy of the Company

The Company considers that in the event that its shares are to be purchased for the purpose of mass acquisition, it should be left to final judgment of the shareholders whether or not the Company will agree thereto, and does not deny any import or effect of vitalization of its corporate activities through a change in the controlling interest.

However, for the management of the Company and the Group, it is essential to have a good understanding of a broad range of know-how and accumulated experience, as well as the relationships fostered with its stakeholders, including customers, trading partners and employees, among others. Without such good understanding, it would be impossible to properly judge the shareholder value that may be raised in the future. We, who are responsible for management as entrusted by the shareholders, have focused our efforts on IR activities to get the fair value of the shares of the Company understood by the shareholders and investors. However, in the event of a sudden mass acquisition of the shares, for the shareholders who are required to properly judge whether the price for the acquisition offered by the purchaser is adequate or not in a short period, we consider it vital to be provided with adequate and sufficient information from both the purchaser and the Board of Directors of the Company. Additionally, for the shareholders in considering whether or not to continue holding the shares of the Company, we believe that such information as the impact of the acquisition on the Company, the details of the management policy and business plans and past investing activities of the purchaser when the purchaser proposes to participate in the management of the Company and the opinion of the Board of Directors as to the acquisition will be important for making a decision.

In consideration of these factors, we have judged that any prospective purchaser of the shares of the Company for the purpose of mass acquisition should be required to provide with the Board of Directors in advance such necessary and sufficient information as to allow the shareholders to consider the acquisition in accordance with some reasonable rules prescribed by the Company and publicized in advance, and to commence the acquisition only after the lapse of a specified evaluation period for the Board of Directors.

In fact, some mass acquisition may cause permanent damage to the Company and materially injure its corporate value and the common interests of its shareholders. We, responsible for the management of the Company, recognize that we are naturally responsible for protecting against

such mass acquisition the fundamental philosophy and brands of the Company and the interests of its shareholders and other stakeholders.

To fulfill such responsibility, the Board of Directors recognizes that with regard to any purchase of shares for the purpose of mass acquisition (or any proposed purchase), it is necessary to carefully investigate and judge the effect of such purchase (or such proposed purchase) that may have on the corporate value of the Company and the common interests of its shareholders, in consideration of the nature of business, future business plans and past investing activities of the purchaser, among other factors.

Hence, we believe that to protect the corporate value of the Company and the common interests of its shareholders, it is necessary for the Board of Directors to take measures it considers adequate in accordance with some reasonable rules prescribed by the Company and publicized in advance. (The aforementioned fundamental policy on what the person(s) should be like to control the determination of the financial and business policy of the Company will be referred to as the "Fundamental Policy" hereinafter.)

(2) Special measures to facilitate the implementation of the Company's Fundamental Policy

A. Special measures to facilitate the implementation of the Company's Fundamental Policy

To encourage many investors to invest in the Company on a continued, long-term basis, it has implemented the following measures to facilitate the enhancement of its corporate value and the common interests of its shareholders.

a) Institution of the Group's medium-term business plan

The Group has instituted a medium-term business plan for three years commencing December 1, 2006 to further enhance its corporate value.

In the medium-term business plan, the Group aims at "reinforcing profitable business constitution and shifting to growth areas" as its fundamental strategy. To reinforce profitable business constitution, the Group aims specifically to (i) reform profit structure and establish healthcare product functions business, (ii) promote positioning of Q.P. as a technology-oriented company and (iii) reduce overall costs as a Group. To shift to growth area, the Group aims specifically to (i) respond to healthcare needs, (ii) strengthen business development in service market and (iii) promote expansion in overseas markets. To put the fundamental strategy into action, the Group will make aggressive business and equipment investment to strengthen its revenue-generating base and enhance asset efficiency in each business division, which we believe will facilitate the enhancement of its corporate value and the common interests of its shareholders.

b) Upgrading of corporate governance

To continuously increase its corporate value and the common interests of its shareholders through efficient and sound management, the Group regards the upgrading of its organizations, schemes and systems of management and timely and proper implementation of necessary measures as one of the most important management challenges.

To more clearly define the management responsibility for each fiscal year and establish a management structure that can respond to changes in the business environments with agility, the Company shortened the term of office of Directors from two years to one year at its 94th Ordinary General Meeting of Shareholders held on February 23, 2007. Additionally, to further strengthen its audit system, the Company has determined to submit a proposition for increasing one more outside auditor to its 95th Ordinary General Meeting of Shareholders.

B. Assessment of the measures noted in above A. by the Board of Directors of the Company and reasons for the assessment

The Board of Directors of the Company assess the measures as follows. The measures noted in above A. a) and b) increase the Group's corporate value and the common interests of its share-

holders and consequently decrease the risk of appearance of Large Purchaser who materially injure the Company's corporate value and the common interests of its shareholders. So, the measures live up to the Fundamental Policy. In addition, it is clear that the measures do not injure the common interests of the shareholders and is not contemplated to maintain the positions of directors or corporate auditors of the Company because such measures naturally increase the Group's corporate value.

(3) Measures to prevent the determination of the financial and business policy of the Company from being controlled by any inadequate person in consideration of the Fundamental Policy (a defense plan against large purchase actions of the shares of the Company (takeover defense plan))

A. Measures by the defense plan against large purchase actions of the shares of the Company (takeover defense plan)

The Company decided by the resolution of the Board of Directors on January 11, 2008 to adopt the defense plan against large purchase actions of the shares of the Company (the Defense Plan) as measures to prevent the determination of the financial and business policy of the Company from being controlled by any inadequate person in consideration of the Fundamental Policy with approval of the 95th Ordinary General Meeting of Shareholders on February 22, 2008. The Defense Plan was approved at the 95th Ordinary General Meeting of Shareholders. The outline of the Defense Plan is as follows.

a) Coverage of purchase actions

The Defense Plan covers a purchase of shares and other securities of the Company to make the ratio of voting rights of any specified shareholder group 20% or more, or a purchase of shares and other securities of the Company resulting in making the ratio of voting rights of any specified shareholder group 20% or more (whether by market trading, by takeover bid (TOB) or otherwise; with regard to any TOB, upon public notice of the commencement thereof, it shall be regarded as a purchase, excepting any purchase agreed to by the Board of Directors in advance).

b) Particulars of the Large Purchase Rules

The Company will institute Large Purchase Rules under which any Large Purchaser can commence a large purchase action only after (i) Large Purchaser provides the Board of Directors of the Company with necessary and sufficient information on the large purchase action in advance and (ii) in principle, 60 days (in case of purchase of all shares of the Company by TOB for cash (in yen) only) or 90 days (in other cases of large purchases), which is the period for the Board of Directors to evaluate, consider, negotiate, form opinions, make alternative plans, determine necessity or unnecessity of confirming shareholders' intention and determine to take or not to take counter measures (Directors' Evaluation Period), pass.

With regard to the Large Purchase Rules, the Company will (iii) establish an Independent Committee to ensure the Defense Plan to be implemented properly and prevent arbitrary judgments by the Board of Directors as far as possible and (iv) follow procedures for confirming the intention of the shareholders as the necessity arises from the perspective of respecting their intention. The Independent Committee shall consist of at least three members, who shall be appointed from among outside experts independent of the management responsible for execution of business of the Company, outside directors of the Company and outside auditor of the Company, to enable them to make fair and indifferent judgments. The three initial members of the Independent Committee are Toshio Kamiyama (certified public accountant), Yoji Wakui (Chairman and Director, Japan Tobacco Inc.) and Ichiro Sakai (attorney, external Corporate Auditor of the Company).

To confirm the intention of the shareholders, a resolution shall be adopted at a General Meeting of Shareholders under the Corporation Law of Japan. In the event that such General Meeting of Shareholders is held, the Board of Directors shall, pursuant to the reso-

lution adopted thereat, trigger, or not trigger, the Defense Measure against the proposed large purchase action as the case may be. The date of the General Meeting of Shareholders shall be fixed within the initially fixed Directors' Evaluation Period, in principle. However, in any unavoidable circumstance where it takes time procedurally to convene a General Meeting of Shareholders or otherwise, the Board of Directors may extend the Directors' Evaluation Period for 30 days upon recommendation from the Independent Committee.

c) Defense Measure when a large purchase action is taken

(i) In case the Large Purchaser observes the Large Purchase Rules

In case the Large Purchaser observes the Large Purchase Rules, the Board of Directors will not trigger the Defense Measure against the large purchase action, in principle. Whether or not to agree to the purchase proposal by the Large Purchase will be left to the judgment of the respective shareholders.

However, if the Large Purchaser is considered not to seriously aim for reasonable management but the gaining of control of the Company by the Large Purchaser is considered to cause permanent damage to the Company, whereby materially injuring its corporate value and the common interests of its shareholders, the Board of Directors may exceptionally implement any appropriate measure to protect the interests of its shareholders.

(ii) In case the Large Purchaser does not observe the Large Purchase Rules

In case the Large Purchaser does not observe the Large Purchase Rules, in order to protect the corporate value of the Company and the common interests of its shareholders, the Board of Directors will trigger the Defense Measure, including the issuance of stock acquisition rights, as authorized by the Corporation Law and other laws or ordinances and the Articles of Incorporation of the Company, against the large purchase action by taking into consideration the necessity and adequacy thereof. The Board of Directors will determine whether or not the Large Purchaser observes the Large Purchase Rules and whether or not it is appropriate to trigger the Defense Measure, by reference to the opinions of third-party experts and by respecting recommendations from the Independent Committee to the maximum extent possible.

(iii) Defense Measure

The Company will adopt the measure that the Board of Directors assess the most appropriate measure at the time as a concrete measure among measures, including an allocation of stock acquisition rights without compensation, which are authorized by the Corporation Law and the Articles of Incorporation of the Company by taking into consideration the necessity and adequacy thereof. In the case that the Company make an allocation of stock acquisition rights without compensation, the Company will set conditions that, for example, the excise of the stock acquisition rights by the large purchaser is rejected.

(iv) Cessation of the triggering of the Defense Measure

Even after the determination to trigger the Defense Measure, in the event that the Large Purchaser revokes or alters the large purchase action or otherwise the Board of Directors judges it inappropriate to trigger the Defense Measure, it may alter or cease the triggering of the Defense Measure by respecting recommendations from the Independent Committee to the maximum extent possible.

d) Impacts on the shareholders and investors

(i) Impact of the Large Purchase Rules on the shareholders and investors

We believe that the institution of the Large Purchase Rules, which are intended to help the shareholders make appropriate investment judgments, will benefit the shareholders of the Company and investors.

(ii) Impact on the shareholders and investors when the Defense Measure is triggered

In case the Large Purchaser does not observe the Large Purchase Rules, the Board of Directors may trigger the Defense Measure, as authorized by the Corporation Law and other laws or ordinances and the Articles of Incorporation of the Company, to protect the corporate value of the Company and the common interests of its shareholders. However, under the scheme of the Defense Measure, it is not assumed that the shareholders (excluding the Large Purchaser against which the Defense Measure is triggered) of the Company will incur any specific loss on their legal rights or economic interests. In the event that the Board of Directors ceases to issue stock acquisition rights or acquire the issued stock acquisition rights without consideration, the stock value per share will not be diluted. Hence, any shareholder or investor who trades in the shares, assuming that the stock value of the Company will be diluted on or after the ex date relating to the free allocation of stock acquisition rights may incur an unexpected loss due to stock price movements.

(iii) Procedures to be followed by the shareholders when the Defense Measure is triggered
In the event that the Board of Directors determines to make a free allocation of stock acquisition rights as a vehicle for the Defense Measure, the shareholders will have to promptly follow procedures for the registration of transfers of shares by the record date of the allocation of stock acquisition rights without compensation announced by the Company (with regard to the shares deposited with Japan Securities Depository Center, Inc., no such procedures are required). For further details of the methods of allocation, the registration of transfers of shares, the exercise of stock acquisition rights and the acquisition thereof by the Company, information will be disclosed or notified to the shareholders after the determination of the Board of Directors with regard to the Defense Measure.

e) Commencement of the application of the Defense Plan and the effective period
Subject to approval of the shareholders at the 95th Ordinary General Meeting of Shareholders, the Defense Plan shall come into effect as of the date of such approval (February 22, 2008) and expire at the close of the 98th Ordinary General Meeting of Shareholders to be held no later than February 28, 2011.

B. Assessment of the measures noted in above(3) A. by the Board of Directors and reasons for the assessment

a) The Defense Plan's compliance with the Fundamental Policy
The Defense Plan stipulates the particulars of the Large Purchase Rules, the defense plan in case of a large purchase action, the establishment of an Independent Committee and the impacts on the shareholders and investors.

The Defense Plan requires any Large Purchaser to provide the Board of Directors with necessary and sufficient information on a large purchase action in advance and commence the large purchase action only after the lapse of the Directors' Evaluation Period and specifies that the Board of Directors may trigger any defense measure against the Large Purchaser not observing the Large Purchase Rules.

The Defense Plan also stipulates that even in the event that the Large Purchaser observes the Large Purchase Rules, if its large purchase action is considered by the Board of Directors to materially injure the corporate value of the Company and the common interests of its shareholders, the Board of Directors may trigger any defense measure considered appropriate to protect the corporate value of the Company and the common interests of its shareholders.

Hence, we believe the Defense Plan complies with the Fundamental Policy.

b) The Defense Plan's not injuring the common interests of the shareholders of the Company
As described in above (1), "Fundamental policy on what the person(s) should be like to control the determination of the financial and business policy of the Company," the

Fundamental Policy is based on respect for the corporate value of the Company and the common interests of its shareholders. The Defense Plan, which is designed according to the philosophy of the Fundamental Policy, is intended to afford the opportunities to the shareholders of the Company to receive information necessary for them to judge whether or not to agree to a large purchase action, have the Board of Directors put forward its opinion thereon and have any alternative proposal offered to them. The Defense Plan will allow the shareholders of the Company and investors to make appropriate investment judgments. Thus, we believe that the Defense Plan will not injure the common interests of the shareholders of the Company but rather benefit their interests.

In addition, the effectuation and extension of the Defense Plan is subject to the approval of the shareholders. The Defense Plan has no dead-hand clause (a clause that prevents triggering a takeover defense measure if any member of the board of directors that adopted the measure is replaced) or slow-hand clause (a clause that prevents triggering a takeover defense measure for a specified period even if a majority of the members of the board of directors that adopted the measure are replaced) and consequently, the shareholders of the Company can abolish the Defense Plan whenever they wish to do. Thus, we believe that the Defense Plan gives assurance that the common interests of the shareholders of the Company will not be injured.

c) The Defense Plan's not contemplated to maintain the position of the officers of the Company

Based on the principle of leaving the final judgment to the shareholders of the Company as to whether or not to agree to a large purchase action, the Defense Plan allows the Board of Directors to request compliance with the Large Purchase Rules and trigger a defense measure to the extent necessary to protect the corporate value of the Company and the common interests of its shareholders. The Defense Plan discloses the conditions on the triggering of defense measures by the Board of Directors in advance and in details and any defense measure by the Board of Directors shall be triggered in accordance with the provisions of the Defense Plan. The Board of Directors cannot effectuate or extend the Defense Plan by itself, but subject to the approval of the shareholders of the Company.

In addition, to trigger a defense measure, the Board of Directors shall seek advice from third-party experts whenever necessary in making any important decision on the Defense Policy, and consult with the Independent Committee consisting of the members independent of the management responsible for execution of business and respect recommendations from the Independent Committee to the maximum extent possible. Furthermore, the Board of Directors can follow procedures for confirming the intention of the shareholders as the necessity arises from the perspective of respecting their intention. The Defense Plan contains procedures to ensure the proper operation thereof by the Board of Directors.

Thus, we believe that the Defense Plan clearly is not contemplated to maintain the position of the officers of the Company.

4. Operational Risks

Among the various factors relating to the business operations and financial conditions of the Company described in this Report that may exert a significant effect on the decisions of investors are the following matters.

The Q.P. Group, in full recognition of the risks inherent in the Group's business, takes all reasonable measures to lower the degree of risk without prejudice to the conduct of viable business operations. An overview of the risks involved is given below, but this is not intended to be an exhaustive list of all risks attendant on the Group's business operations.

Forward-looking statements included in this section are based on the Group's judgment of information available as of the balance sheet date.

(1) Movements in the condiments for salads markets

Condiments and processed foods contribute the greatest proportion of both sales and profits to the Group.

Consequently, in the event of a shrinkage in the domestic market for condiments for salads as a result of a decline in demand, or in the event that the market share of the Company's products falls sharply owing to competition with other makers' products, the business performance and financial position of the Q.P. Group would be severely impacted. In respect of short-term fluctuations, too, the volume of consumption of condiments for salads is affected by fluctuations in the prices of vegetables.

In view of these risks, the Group is working to decrease its reliance on condiments and processed foods by expanding the scale of its other business fields and diversifying into yet more new operational fields. In fact, the proportion of total Group sales and profits accounted for by condiments and processed foods is growing gradually smaller: for the reporting period, on a consolidated basis, the figure was 37.9% of total sales.

We make constant efforts to update our condiments and processed foods product line to correspond with changes in consumer preferences, developing and advertising new dishes, recipes, and conducting continuous cost-cutting initiatives involving close collaboration among all our business units. In these ways, we aim to stimulate the market by uncovering new areas of latent demand, and at the same time strengthen our competitiveness. We are also planning to expand our business in the promising Chinese market, particularly in condiments and processed foods.

(2) Fluctuations in the prices of principal ingredients

The principal ingredients from which the products of the Q.P. Group are made consist of hens' eggs and edible oils.

Our procurement of hens' eggs is conducted under annual fixed-volume contracts with major egg producers, as well as fixed-price contracts, and supplementary spot contract purchases on the open market and imports from overseas suppliers. We have long-established relationships of trust with major producers of edible oils. In principle, we do not buy oil through spot purchases, but under long-term contracts that assure us of sufficient supply well in advance. In the case of both eggs and oil, we take all reasonable measures to ensure that we have the necessary volume, at a reasonable cost.

In the Egg Business, we also make constant effort to improve response to fluctuations in the market prices as increased in line between price and hens' eggs market.

We cannot, however, rule out the possibility of sharp rises in market prices, and in such an event, there is a possibility that the business performance and financial position of the Group would be adversely affected.

Fluctuations in the market prices of eggs are attributable to changes in the number of eggs laid, which, in turn, depends on the number of egg-laying hens as well as changes in demand due to varying household buying patterns. In the case of edible oils, price changes are caused by fluctua-

tions in the market prices of soybeans and/or rapeseed, movements on the foreign exchange market, and changes in the balance of supply and demand.

(3) Product safety and other hygiene- and health related concerns

Insistence on the highest possible product quality has been the most fundamental concern of the Company since its establishment. In line with this, we rigorously and systematically pursue investment in product quality assurance systems through the use of HACCP (hazard analysis and critical control point) systems, acquisition of ISO 9001, trans-Group quality monitoring, product quality assurance and traceability systems that make use of data processing systems used in factory automation, and strict control of procured ingredients focused on insistence on meeting our safety and hygiene standards.

Simultaneously, we place great importance on ensuring a high level of concern for product quality among our employees. To this end, we both ensure that all employees are fully informed about all the issues involved, and possess the skills required to maintain high standards of hygiene and to rectify errors. This training is accomplished both through on-the-job training and through special study courses, and we constantly remind our staff that the very existence of the Company and the Group is predicated on the public's perception of us as a trustworthy organization that can be relied on to supply safe, high-quality products.

Notwithstanding the above, the management of the Q.P. Group recognizes that there exists the risk of the occurrence — by reason either of accident or of criminal intent — of incidents causing damage to the health of a consumer or consumers, such as the insertion of foreign matter into the Group's products, and false or mistaken indications on product labels, among other possibilities. In addition, the Group's products may be affected by problems of a wider social scale and thus beyond the control of the Group. In such an event, the business performance and financial position of the Group would unavoidably be subject to an adverse impact of major proportions.

(4) Relationship with Nakashimato Co., Ltd., an affiliated company

Nakashimato Co., Ltd. an affiliated company, is the largest shareholder (including indirectly) in Q.P. Corporation, holding shares conferring 20.5% of the voting rights of the Company. Nakashimato also plays an important role in the marketing of the Company's products. Thus, a change in the relationship between the two companies would have a major effect on the business performance and financial position of Q.P. Group.

At present, however, no particular problems exist with regard to the relationship between Nakashimato Co., Ltd. and Q.P. Corporation, and the two parties are expected to maintain good relations into the foreseeable future, including a stable trading relationship.

Further details regarding Nakashimato Co., Ltd. and its trading relationship with the Company are given in Section 5. Material Contracts, and in V. Financial Conditions, Section 1. (1) Consolidated Financial Statements: related-party transactions.

(5) Relationship with the consolidated subsidiary K.R.S. Corporation

Revenue of the Group's distribution business, all of which is handled by K.R.S. Corporation (a consolidated subsidiary of Q.P. Corporation) and its subsidiaries, for the reporting term amounted to ¥92,164 million (19.7% of total Group revenues), and operating income came to ¥2,189 million (11.0% of the Group total). All of above are contributed by K.R.S Corporation and its subsidiaries.

Q.P. Corporation currently holds 44.8% of the total voting rights of K.R.S. Corporation (this figure includes voting rights attendant on shares held indirectly; inclusive of voting rights held by persons with a close relationship to the Company, the total percentage is 50.6%). In the event of a decline in the percentage of the Company's voting rights in the future, or changes in the management of K.R.S. Corporation and/or the trading relationship between the two companies, K.R.S. Corporation may lose the status of consolidated subsidiary of Q.P. Corporation. Such a development would, it is estimated, have a significant effect on the business performance and financial

position of Q.P. Group.

In order that the Q.P. Group continue to grow in the future, the management of Q.P. Corporation recognizes that it is necessary to secure an efficient and competitive foodstuffs distribution service, as high-quality storage and delivery of food products is a key element in realizing the safety and reliability that forms the basis of the Company's business. That being so, it is a firm part of the management policy of Q.P. Corporation to maintain the status of K.R.S. Corporation as a consolidated subsidiary, in which capability we are confident that it will contribute to raising the enterprise value of the Group as a whole.

5. Material Contracts

A summary of the relationship with Nakashimato Co., Ltd. and the basic purchase contract are as follows:

(1) The relationship with Nakashimato Co., Ltd.

Nakashimato Co., Ltd. has consistently been the largest shareholder of Q.P. Corporation, and previously held the exclusive right to sell Q.P. products. In December 1972, the Company acquired from Nakashimato Co., Ltd. the right to sell its own products, and concluded a basic purchase contract with Nakashimato Co., Ltd. to take over its sales network as well as its rights to distribute foodstuffs manufactured elsewhere, including canned and frozen foods.

(2) The basic purchase contract

QP Corporation purchases a portion of group-produced bottled, canned, and frozen foodstuffs which it plans to sell subsequently, via Nakashimato Co., Ltd. The basic purchase contract was concluded with Nakashimato Co., Ltd. on December 1, 1972, which is reviewed every year and renewed automatically on the agreement of both parties.

6. Research and Development

In addition to its basic commitment to ensuring a high level of product quality and safety, the Q.P. Group also dedicates itself to producing and selling tastier and healthier foods at reasonable prices.

In line with this corporate stance, we carry out extensive research and development in all our separate lines of business — condiments and processed foods, health function products, egg products, and salads and prepared foods.

Research and development is carried out through close cooperation among the Company Laboratory, Business Operation Improvement Division, Laboratory of Horticulture, and the R&D facilities of consolidated subisidiaries at home and abroad, including Kewpie Jyozo Co., Ltd., Kanae Foods Co., Ltd., Co-op Food Products Co., Ltd., Potato Delica Co., Ltd., all of which are based in Japan. Overseas facilities include Henningsen Foods, Inc., Beijing Q.P. Foods Co., Ltd., and Hangzhou Q.P. Foods Co., Ltd.

The Company Laboratory, the core of the Q.P. Group's R&D activities that promote positioning of Q.P. as a technology-oriented company, in particular, develops original technologies and conceives new ideas for the employment of raw materials, striving to offer unique solutions that enrich our cuisine culture.

At the Company Laboratory, the following five centers play a central role to improve on R&D capability: the Fundamental Technology Center, which specializes in the research of basic food technology; the Product Development Center, which takes charge of product development; the Health and Functional Foods Development Center; the Egg R&D Center; and the Prepared Foods Development Center.

In addition to food R&D, the Business Operation Improvement Division, with its in-house information technology, develops production lines and computer software that will raise the level of production efficiency of the Group, and enhance their quality assurance systems. At the Laboratory of Horticulture, staff members are working on study for its low energy cost at TS Farm, a cultivation facility, using solar light.

Total research and development expenses for the Group for the period under review amounted to ¥3,229 million on a consolidated basis.

The following is a summary of the research and development activities of each business segment.

(1) Foodstuffs Business

During the reporting period, the Group's basic technology research efforts included participation at the American Oil Chemists' Society Annual Meeting and Expo, where the Q.P. Group presented a poster titled "Prevention of Oxidative Deterioration of Food Emulsion During Storage Through the Use of Oxygen Absorbing Packaging." Presentation given at other conferences were "Detection of *Listeria Monocytogenes* in Unpasteurized Liquid Egg Commercially Broken in Japan" at the International Association for Food Protection 2007 Annual Meeting, and "Simultaneous Analysis Method for Residue Pesticides in Chicken Eggs" at the Meeting of the Food Hygiene Society of Japan. On the product development front, Q.P. presented "Effects of Addition of Mayonnaise on the Properties and Flavor of Fried Rice" at the 2007 Meeting of the Japan Society of Cookery Science, "Hypcholesterolemic Effect of Mayonnaise Containing Plant Sterols in Japanese Subjects" at the American Oil Chemists' Society Annual Meeting and Expo, "The Effects of Mayonnaise on the Absorption of Carotenoid" at the Japanese Society of Clinical Nutrition and the Japanese Clinical Nutrition Association's Joint Meeting, "Improved Design of Inner Plugs for Salad Dressing Bottles" at the Meeting of the Japan Packaging Institute, "The Effects of the Consumption of Egg Shell Calcium Tablets Containing Vitamin K on Middle-Aged and Senior Women's Serum Osteocalcin Concentration" at the Meeting of the Japan Osteoporosis Society, and "Oral Immunotherapy of Egg Allergy Using Heated and Ovomucoid-Depleted Egg White" at the Meeting of the Japanese Society of Allergology. In addition, the Group published two papers, one in the Japan Society of Ningen Dock's *Ningen Dock* titled "Effects of Mayonnaise Containing Plan

Sterol on Blood Cholestrol in Borderline or Mildly Hypercholesterolemic Japanese Subjects" and another in the Society of Aesthetic Dermatology's *Aesthetic Dermatology* titled "Therapeutic Effects of Foods Containing Hyaluronic Acid on the Moisture of Dry Skin."

On the product development front, in the Condiments and Processed Foods business, we launched *Cod Roe, Tuna & Onion*, and *Zesty Soy Sauce* flavors in the Tasty Dressings line, all of which complement main salad dishes on the table. In addition, we launched *Salad Club Croutons*, a product that makes salad menus an even more exciting main feature of the dining experience with its play of color, flavor, and texture. New commercial-use products included *Chinese Chicken Salad Dressing*.

Turning to the Casual Healthcare market, the Group launched dressings with a blend of hyaluronic acid and plant sterol as part of the *Kirakira Genki &* series.

In the processed foods category, we launched *Aohata Brown Rice Porridge* series targeting the health-conscious generation, while in the category of pasta, we marketed *Pasta Club Meat Sauce*, based on the concept of a mother and children gathering around the dining table.

The Group also made forays into new categories. *Q.P. Three-Minute Cooking: Let's Eat Vegetables* series of soup mixes was launched to capture the growing consumer awareness of soups as a healthy food choice. In addition, we launched *Black Vinegar Bar* series of vinegar drinks in collaboration with East Japan Railway Group's Black Vinegar Bar, a drink stand chain.

Meanwhile, the Group's *Mayonnaise* and *Aohata White Rice Porridge* became the first space food manufactured in Japan to be certified by the Japan Aerospace Exploration Agency (JAXA).

In Health and Functional Foods business, the Group launched baby foods that are free of five major ingredients of food allergies during the weaning period: wheat, eggs, milk, buckwheat, and peanuts. Meanwhile, in foods for home nursing care, we undertook a major overhaul of the *Easy Menu* series and launched *Thick Broth Chicken and Egg Bowl Style*. In addition, *Q.P. Cal K2*, blended with egg shell calcium and vitamin K2, was launched upon approval by the Ministry of Health, Labour and Welfare as food for specified health use (FOSHU). Finally, in fine chemicals, we launched *Hiaroberu*, with 1% concentration of electrically positively charged hyaluronic acid.

As for the Egg Products business, we launched the *Egg Royale* series of frozen eggs that were developed in collaboration with a company specializing in animal feedstuff. This series was modeled after eggs produced in France. We also launched *Snowman Frozen Creamy Eggs H*, which retains the texture of soft-boiled eggs.

Finally, in Salad and Prepared Foods business, the Group introduced *Salad Club Soup With Extra Vegetables* series, as well as products that promote salads as a main dish, including *Salad Club Chinese Chicken Salad With Savory Vegetables* and others developed in conjunction with products in the Condiments and Processed Foods business. *Kirakira Genki &* salad lineup was also launched. In addition, *Salad Club Kinbi Carrots Salad* and other new menus using new salad vegetables to offer choices that uses vegetables of each season. New commercial-use products included *Julienned Burdock Roots Wasabi Style, Grecques (Greek-Style Marinade)*, and *Chunky Style Filling (Carbonara)*.

In addition to the product developments described above, the Business Operation Improvement Division participated in the Electronic Tag Verification Experiment Project for the Advancement of Consumer Goods Distribution System. In this project, the Group conducted experiments on traceability. Also, Kewpie Jyozo Co., Ltd., a consolidated subsidiary, introduced five-grain vinegar and *Happo* vinegar.

As a result of the development efforts described above, R&D costs of the Foodstuffs segment for the reporting period came to ¥3,229 million.

(2) Distribution business

There is nothing to report regarding R&D of this segment for the reporting period.

7. Financial Position and Business Performance

Forward-looking statements included in this section are based on information available to the Company's management as of the balance sheet date.

(1) Summary of significant accounting policies and the use of estimates

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Japan, and necessarily include amounts based on estimates and assumptions by management regarding term-end balances of assets and liabilities, as well as income and expenses for the reporting term. Actual results could differ from these estimates.

The basis of preparation for consolidated financial statements is described in V. Financial Conditions. We consider the following significant accounting policies to have a material effect on our estimates.

a) Allowance for doubtful accounts

Allowance for doubtful accounts is provided for on the amounts calculated by an estimated uncollectible rate to general credit in consideration of the past actual bad debt losses, plus on the estimated uncollectible amounts in consideration of the possibility of collection to specific credits of apprehension credits of bad debt, etc. The possibility cannot be ruled out that additional provision is required and that larger losses will be recognized than our current estimate in the event of deterioration in our customers' financial position and payment capabilities.

b) Impairment losses on investments in securities

Other securities (including investments in securities) with fair value are stated at market price, and those with no fair value are stated at cost. Based on reasonable criteria, the Company recognizes impairment losses on investment securities, taking into consideration declines in prices of equity shares and the deterioration of the business performance of companies in which the Company has invested.

We have posted losses under accounting for impairment and currently have no investments in securities subject to such accounting. In the future, however, impairment losses could be generated as the possibility of recognition of losses and defaults cannot be ruled out.

c) Deferred tax assets

Deferred tax assets are reported in the amount deemed collectible based on reasonable assessment of future taxable income. Changes in estimated collectible amounts, however, could have an effect on earnings due to reversal of or additional provision to deferred tax assets.

(2) Analysis of business performance

a) Sales

Net sales increased by ¥11,939 million, or 2.6% year-on-year, to ¥468,006 million on a consolidated basis. By segment, sales of the Foodstuffs Business rose ¥9,260 million, or 2.5% year-on-year, to ¥375,841 million. This was mainly the result of promoting salads as a main dish in not only salad condiments but also in the cut vegetables category. Also attributable was the expanded use of the Group's proprietary hyaluronic acid as an ingredient in foods and medical products.

Sales of the Distribution Business rose by ¥2,679 million, or 3.0% year-on-year, to ¥92,164 million. This was largely due to a larger scope of consignment contracts received and marketing efforts that focused on improving profitability.

b) Operating Income

Operating income registered a year-on-year increase of ¥1,665 million, or 11.8%, to ¥15,824 million. By segment, operating income for the Foodstuffs Business was ¥17,669 million, an increase of ¥1,008 million, or 6.1% year-on-year. Main attributable factors included Group-wide efforts to reduce costs, reinforce the profit generating platform, and shift to growth areas in order to

set off the increasing material cost.

Sales of the Distribution Business decreased by ¥1,127 million, or 34.0% year-on-year, to ¥2,189 million, mainly reflecting a greater fixed cost ratio caused by sluggish growth of shared distribution services, operational costs arising from the Group's strategic shift to provide a smaller service lineup with more variety, and higher pallet expenses.

c) Ordinary income

Although non-operating income decreased ¥91 million year-on-year despite an increase of interest income and dividend receivable of ¥12 million, ordinary income was ¥15,836 million, an increase of ¥1,574 million, or 11.0%, year-on-year.

d) Net income

Net extraordinary gains/losses came to a gain of ¥324 million, mainly consisting of increase in subsidy income and decrease on sales of fixed assets and on loss on disposal of fixed assets.

As a result of the above, income before income taxes and minority interests amounted to ¥15,192 million, an increase of ¥1,898 million, or 14.3%, year-on-year. Income taxes amounted to ¥4,628 million, deferred income taxes to ¥2,413 million, and minority interests to ¥822 million. Consequently, net income posted a year-on-year increase of ¥1,257 million, or 20.7%, to ¥7,328 million.

Earnings per share for the fiscal year under review came to ¥47.96 for the reporting period (compared with ¥39.66 for the previous term), and the return on equity (ROE) came to 5.3% (compared with 4.5% for the previous term).

(3) Financial position

a) Assets

Current assets improve by ¥5,802 million year-on-year, to ¥124,321 million. This was largely due to a ¥4,424 million increase in cash and deposits and a ¥3,569 million rise in notes and accounts receivable — trade, owing partly to the effects created by having a holiday as the ending date of the term for consolidated subsidiaries. Fixed assets decreased by ¥2,994 million over the previous term-end, to ¥168,379 million mainly due to depreciation.

As a result of the above, total assets increased by ¥2,637 million over the end of the previous year, to ¥292,823 million.

b) Liabilities, minority interests and shareholders' equity

Total liabilities decreased by ¥2,286 million from the end of the previous year, to stand at ¥131,683 million. This was mainly attributable to a decrease of notes and accounts payable-trade by ¥4,937 million, influenced by the fact that the end of September, which was the term-end date for the consolidated subsidiaries, was a holiday, etc. The term-end balance of interest bearing liabilities decreased by ¥73 million from the end of the previous year, to ¥43,175 million.

Net assets rose ¥4,923 million from previous term's ¥156,217 million, to ¥161,140 million, as a result of higher retained earnings, a decrease in valuation difference on available-for-sale securities, and an increase in minority interests.

As a result, the equity ratio (shareholders' equity as a percentage of total assets) rose 1.0 percentage points to 48.3%, and net assets per share rose ¥28.77 to ¥925.46.

c) Cash flow analysis

Further details regarding cash flow analysis during the term under review is given in II. Business Operations, Section 1. General, (3) Cash flows.

The principal finance-related cash flow indicators of the Company, on a consolidated basis, are as follows.

Term ended		Nov. 2005	Nov. 2006	Nov. 2007
Equity ratio	(%)	49.8	47.3	48.3
Equity ratio based on market price	(%)	58.6	54.6	59.3
Interest-bearing debt to cash flows ratio	(%)	242.5	201.7	193.3
Interest coverage ratio	(times)	29.5	42.1	32.9

(Definition)

Equity ratio = Shareholders' equity / Total assets

Equity ratio based on market price = Market value of total stock / Total assets

Interest-bearing debt to cash flows ratio = Interest-bearing debt / Operating cash flow

Interest coverage ratio = Operating cash flow / Interest paid

(Notes)

1. Each index is calculated based on consolidated financial figures.
2. Market value of total stock is calculated by multiplying the final market price by the number of outstanding shares at the end of fiscal year (excluding treasury stock).
3. Interest-bearing debt includes all debts whose interest is paid in the consolidated balance sheet.
4. "Operating cash flow" and "Interest paid" is the figure of Net cash provided by operating activities and Interest paid reported in the consolidated statements of cash flows, respectively.

III. Facilities and Equipment

1. Investments in Facilities and Equipment

As a result of continuous investments to augment, upgrade and streamline facilities, the Q.P. Group invested a total of ¥11,263 million in facilities and equipment during the current fiscal year. These investments were part of the Company's efforts to preserve the environment and were made for the purpose of improving product safety, reducing production costs, and developing products to meet customers' needs.

Investments in facilities and equipment for the respective business segments were as follows:

[Foodstuffs Business]

The principal investments in this business segment during the current fiscal year were for the purpose of augmenting and streamlining facilities for the production of mayonnaise and egg products as well as enhancing product quality and preserving the environment. A total of ¥8,906 million was invested in facilities and equipment for the food business segment.

[Distribution Business]

The principal investments during the current fiscal year were made for the purpose of streamlining and upgrading warehouse facilities. A total of ¥2,234 million was invested in facilities and equipment for the distribution business segment.

There were no sales or removals of facilities and equipment that have a significant impact on production capacity.

Consumption taxes are not included in the above figures.

2. Principal Facilities and Equipment

Investments in facilities and equipment, and the number of employees working at each site on November 30, 2007 are as follows:

(1) The Company

Site	Business segment	Facilities and equipment	Book value (millions of yen)					Number of employees
			Buildings and structures	Machinery, equipment and transportation equipment	Land (m^2)	Other	Total	
Hashikami Factory (Hashikami-cho, Sannohe-gun, Aomori)	Foodstuffs	For frozen, chilled and retort foods	968	620	553 (46,365)	20	2,162	1 (—)
Goka Factory (Goka-machi, Sashima-gun, Ibaraki)	Foodstuffs	For mayonnaise and dressings, egg products	4,935	3,284	3,661 (214,655)	50	11,932	168 (81)
Sengawa Factory (Chofu, Tokyo)	Foodstuffs	For mayonnaise and dressings, frozen and chilled foods	1,889	1,572	24 (16,571)	43	3,529	130 (115)
Nakagawara Factory (Fuchu, Tokyo)	Foodstuffs	For mayonnaise and dressings, frozen and chilled foods, canned foods	5,023	2,002	405 (43,484)	36	7,468	165 (200)
Fujiyoshida Factory (Fujiyoshida, Yamanashi)	Foodstuffs	For mayonnaise and retort foods	2,175	863	272 (59,399)	13	3,325	1 (6)
Koromo Factory (Toyota, Aichi)	Foodstuffs	For mayonnaise and dressings, egg products, frozen and chilled foods	1,260	1,668	16 (37,876)	19	2,964	228 (155)
Itami Factory (Itami, Hyogo)	Foodstuffs	For mayonnaise and dressings, egg products, frozen and chilled foods	2,881	2,180	2,113 (36,138)	34	7,210	164 (188)
Izumisano Factory (Izumisano, Osaka)	Foodstuffs	For mayonnaise and dressings, egg products, frozen and chilled foods	997	615	663 (18,576)	30	2,307	70 (86)
Tosu Factory (Tosu, Saga)	Foodstuffs	For mayonnaise and dressings, egg products, canned foods, frozen and chilled foods	1,850	1,538	363 (53,958)	22	3,773	1 (—)
Head Office (Shibuya-ku, Tokyo)	General control	For others	470 [6,680]	212	— (—)	125	808	567 (43)
Tokyo Branch and other 10 branches and 22 sales offices	Foodstuffs	For others	64 [17,544]	0	— (—)	38	103	790 (—)
Laboratory (Fuchu, Tokyo)	Foodstuffs	For research and development	975	98	31 (7,261)	182	1,288	230 (—)
Kobe Distribution Center (Kobe, Hyogo)	Foodstuffs and distribution	For warehousing and distribution	1,446	217	4,555 (31,105)	1	6,220	3 (14)

(Notes) 1. "Other" listed under Book value includes tools, furniture and fixtures (construction in progress is excluded), and the amounts exclude consumption taxes.
2. The figures in brackets under Buildings and structures indicate the total area [m^2] of leased properties.
3. Under Number of employees, the figures in parentheses indicate the number of temporary employees.

(2) Domestic subsidiaries

Trade name	Site	Business segment	Facilities and equipment	Book value (millions of yen)					Number of employees
				Buildings and structures	Machinery, equipment and transportation equipment	Land (m²)	Other	Total	
Q.P. Egg Corporation	Niigata Factory (Niigata, Niigata)	Foodstuffs	For foodstuffs	61	7	580 (4,648)	0	649	39 (12)
	Kurimoto Center (Katori, Chiba)	Foodstuffs	For foodstuffs	330	18	623 (10,511)	0	973	39 (25)
	Nishinomiya Office (Nishinomiya, Hyogo)	Foodstuffs	For foodstuffs	226	80	346 (4,007)	0	654	63 (2)
Kewpie Jyozo Co., Ltd.	Goka Factory (Goka-machi, Sashima-gun, Ibaraki)	Foodstuffs	For foodstuffs	793	525	1,802 (29,788)	54	3,176	63 (97)
	Shiga Factory (Aisyo-cho, Echi-gun, Shiga)	Foodstuffs	For foodstuffs	1,033	554	88 (20,265)	46	1,722	42 (49)
K.R.S. Corporation	Hokkaido Bloc (Ishikari, Hokkaido)	Distribution	Trucking and warehousing	1,286	61	706 (20,530)	13	2,068	24 (13)
	Tohoku Bloc (Sendai, Miyagi)	Distribution	Trucking and warehousing	1,221	155	918 (47,427)	24	2,319	53 (25)
	Kanto Bloc (Goka-machi, Sashima-gun, Ibaraki)	Distribution	Trucking and warehousing	2,626	263	6,149 (80,474)	57	9,097	80 (54)
	Osaka Bloc (Itami, Hyogo)	Distribution	Trucking and warehousing	628	112	383 (3,120)	26	1,150	109 (40)
	Chugoku-Shikoku Bloc (Higashi-Hiroshima, Hiroshima)	Distribution	Trucking and warehousing	512	88	580 (15,348)	5	1,187	21 (12)
Kanae Foods Co., Ltd.	Owari Factory (Kasugai, Aichi)	Foodstuffs	For foodstuffs	1,354	237	1,013 (22,084)	3	2,609	38 (61)
	Tsukuba Factory (Mitsukaido, Ibaraki)	Foodstuffs	For foodstuffs	1,247	581	796 (16,946)	12	2,638	52 (96)
	Tama Factory (Tama, Tokyo)	Foodstuffs	For foodstuffs	128	96	154 (934)	2	382	14 (33)
	Kasugai Factory (Kasugai, Aichi)	Foodstuffs	For foodstuffs	186	92	42 (486)	4	325	23 (64)
	Fujiyoshida Factory (Fujiyoshida, Yamanashi)	Foodstuffs	For foodstuffs	114	229	155 (5,547)	2	502	26 (93)
Gourmet Delica Co., Ltd.	Soka Factory (Soka, Saitama)	Foodstuffs	For foodstuffs	709	66	992 (5,815)	2	1,771	30 (231)
Daily Mate Co., Ltd.	Head Office and Factory (Ome, Tokyo)	Foodstuffs	For foodstuffs	453	64	798 (10,364)	4	1,319	53 (308)
	Ome Factory (Ome, Tokyo)	Foodstuffs	For foodstuffs	472	14	200 (4,761)	0	687	7 (88)

Trade name	Site	Business segment	Facilities and equipment	Book value (millions of yen)					Number of employees
				Buildings and structures	Machinery, equipment and transportation equipment	Land (m²)	Other	Total	
Deria Foods Co., Ltd.	Kitakami Delica Co., Ltd. (Kitakami, Iwate)	Foodstuffs	For foodstuffs	721	60	194 (11,526)	2	979	31 (174)
Co-op Food Products Co., Ltd.	Tohoku Factory (Fukushima, Fukushima)	Foodstuffs	For foodstuffs	866	343	84 (35,593)	11	1,306	62 (92)
	Kyushu Factory (Kumamoto, Kumamoto)	Foodstuffs	For foodstuffs	748	398	172 (35,418)	15	1,335	77 (144)
Dispen Pak Japan Co., Inc.	Minami-Ashigara Factory (Minami-Ashigara, Kanagawa)	Foodstuffs	For foodstuffs	405	401	836 (7,697)	3	1,647	45 (49)

(Notes) 1. "Other" listed under Book value includes tools, furniture and fixtures (construction in progress is excluded), and the amounts exclude consumption taxes.
2. Under Number of employees, the figures in parentheses indicate the number of temporary employees.
3. K.R.S. Corporation integrated Tohoku First Bloc and Tohoku Second Bloc as Tohoku Block.

(3) Foreign subsidiaries

Trade name	Site	Business segment	Facilities and equipment	Book value (millions of yen)					Number of employees
				Buildings and structures	Machinery, equipment and transportation equipment	Land (m²)	Other	Total	
Q&B Foods, Inc.	California, USA	Foodstuffs	For foodstuffs	185	164	94 (12,950)	1	446	91 (30)
Henningsen Nederland B.V.	Waalwijk, the Netherlands	Foodstuffs	For foodstuffs	292	105	36 (9,915)	2	437	35 (—)
Henningsen Foods, Inc.	New York, USA	Foodstuffs	For foodstuffs	486	474	38 (45,165)	18	1,018	243 (1)
Beijing Q.P. Foods Co., Ltd.	Beijing, China	Foodstuffs	For foodstuffs	523	231	— (—)	15	771	293 (51)
Hangzhou Q.P. Foods Co., Ltd.	Hangzhou, China	Foodstuffs	For foodstuffs	870	381	— (—)	14	1,267	264 (58)

(Notes) 1. "Other" listed under Book value includes tools, furniture and fixtures (construction in progress is excluded), and the amounts exclude consumption taxes.
2. Under Number of employees, the figures in parentheses indicate the number of temporary employees.

Trade name	Business segment	Facilities and equipment	Quantity	Rental or lease period (years)	Rental or lease fee (millions of yen)
The Company	Foodstuffs	Commercial vehicles	Lot	3	238
The Company	Corporate and Foodstuffs	Peripheral equipment related to information system	Lot	3~6	366
K. R. S. Corporation	Distribution	Peripheral equipment related to information system, assortment equipment and racking facilities	Lot	2~7	1,593

IV. The Company

1. Shares

(1) Number of authorized and outstanding shares

a) Authorized shares

Class	Number of authorized shares
Common stock	500,000,000
Total	500,000,000

b) Outstanding shares

Class	Number of shares issued		Stock exchange	Remarks
	End of term (Nov. 30, 2007)	Filing date (Feb. 28, 2008)		
Common stock	155,464,515	155,464,515	Tokyo Stock Exchange (First Section)	Refers to ordinary shares of Company stock with no voting right restrictions
Total	155,464,515	155,464,515	—	—

(2) Stock acquisition rights

No information available

(3) Rights plan

No information available

(4) Principal shareholders

(as of November 30, 2007)

Trade name	Address	Number of the Company's shares held (A) (thousand)	Ratio of (A) to the total number of outstanding shares (%)
Nakashimato Co., Ltd.	4-13, Shibuya 1-chome, Shibuya-ku, Tokyo	26,371	16.96
Touka Co., Ltd.	4-13, Shibuya 1-chome, Shibuya-ku, Tokyo	4,872	3.13
Mizuho Trust & Banking Co., Ltd., employee pension trust, asset management service trust for beneficiary of the retrust	8-12, Harumi 1-chome, Chuo-ku, Tokyo	4,585	2.95
Kieikai Research Foundation	4-13, Shibuya 1-chome, Shibuya-ku, Tokyo	4,251	2.73
National Mutual Insurance Federation of Agricultural Co-operatives (Zenkyoren)	7-9, Hirakawa-cho 2-chome, Chiyoda-ku, Tokyo	4,004	2.58
The Master Trust Bank of Japan, Ltd.	11-3, Hamamatsu-cho 2-chome, Minato-ku, Tokyo	3,800	2.44
Sumitomo Mitsui Banking Corp.	1-2, Yuraku-cho 1-chome, Chiyoda-ku, Tokyo	3,208	2.06
Japan Trustee Service Bank, Ltd.	8-11, Harumi 1-chome, Chuo-ku, Tokyo	3,142	2.02
Nippon Life Insurance Company	6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo	3,132	2.02
The Dai-ichi Mutual Life Insurance Company	13-1, Yuraku-cho 1-chome, Chiyoda-ku, Tokyo	3,012	1.94
Total		60,383	38.84

(5) Stock options

Nothing to report

2. Acquisition of the Company's Own Shares

[Types of shares acquired]
Common shares acquired based on a decision of the Company's Board of Directors, in accordance with Article 165, Paragraph 2 of the Corporation Law, as well as defined by Article 155, Item 7 of the Corporation Law.

(1) [Shares repurchase based on a decision at the general shareholders meeting]
No items fall into this category.

(2) [Share repurchase based on a decision by the Board of Directors]
The repurchase of common shares was approved by the Company's Board of Directors, in accordance with Article 165, Paragraph 2 of the Corporation Law.

Item	Number of shares	Total price (¥)
Repurchase approved at the Board of Directors meeting on January 11, 2007 (Repurchase period: January 12, 2007 – February 22, 2007)	500,000	600,000,000
Treasury shares held prior to the current fiscal year	—	—
Shares acquired during the current fiscal year	365,900	377,608,800
Number and market value of total voting shares outstanding	134,100	222,391,200
Percentage of unexercised portion as of final day of current fiscal year (%)	26.8	37.1
Shares repurchased during the above repurchase period	—	—
Percentage of unexercised portion as of the document submission date (%)	26.8	37.1

(3) [Shares repurchase not based on a decision by a general shareholders meeting or the Board of Directors]
Repurchase of odd lot shares, as stipulated in Article 192, Paragraph 1 of the Corporation Law.

Item	Number of shares	Total price (¥)
Repurchase approved at the Board of Directors meeting on 00-00-200x (Repurchase period: 00-00, 200x – 00-00, 200x)	—	—
Treasury shares held prior to the current fiscal year	—	—
Shares acquired during the current fiscal year	8,904	9,600,232
Number and market value of total authorized shares outstanding	—	—
Percentage of unexercised portion as of final day of current fiscal year	—	—
Shares repurchased during the above repurchase period	430	489,667
Percentage of unexercised portion as of the document submission date		

(4) [Disposal of repurchased shares and balance of treasury stock]

Item	Current fiscal year		Specified period	
	Number of shares	Total disposal value	Number of shares	Total disposal value
Number of shares repurchased via solicitation	—	—	—	—
Number of repurchased shares disposed of	—	—	—	—
Repurchase shares transferred via a merger, share exchange or division of the company	—	—	—	—
Other (—)	—	—	—	—
Balance of treasury shares held	2,627,519	—	2,627,949	—

3. Dividend Policy

Placing great importance on shareholder ROI (return on investment), the Company has consistently paid stable dividends, and has carried out stock split and cancellation of shares in treasury as necessary. As we are giving the top priority to dividend payment, the Company intends to continue consistently paying a dividend, and plans to steadily increase dividend per share over a long period of time.

Dividend policy is based primarily on a target dividends on equity (DOE) ratio, but the dividend payout ratio and the Company's future funding needs will also be taken into consideration. In principle, the Company will maintain a consolidated DOE of at least 1.5%, and a consolidated payout ratio of 25% or more.

Also, the Articles of Incorporation specifies that dividends from surplus will be paid based on the decision by the Board of Directors in accordance with the provision of Article 459, Paragraph 1 of the Corporation Law. The Company has also specified in the Articles that the interim dividends will be paid to shareholders as of May 31 of each year as a record date, based on the decision by the Board of Directors. Accordingly, the Company's basic policy is to pay dividends twice a year, comprising the interim and year-end dividends, per decision by the Board of Directors.

Based on the above policy, the Company paid a ¥14 per share dividend for the current fiscal year (including a ¥7 per share interim dividend). As a result, the Company's consolidated DOE and payout ratio came to 1.5% and 29.2% respectively for the consolidated reporting period.

As for internal reserves, the Company endeavors to adequately secure them to strengthen its financial position and provide an adequate supply of funds to future expansion, the Company will take a medium to long-term view and continue to allocate funds to the improvement of its facilities and equipment, research and development, and the further streamlining of operations in order to enhance its competitiveness.

4. Stock Price Movements

Highest and lowest price for the most recent five terms ended November 30, 2007	Term ended	Nov. 2003	Nov. 2004	Nov. 2005	Nov. 2006	Nov. 2007
	Highest (yen)	989	955	1,103	1,238	1,196
	Lowest (yen)	835	846	850	967	1,012

Highest and lowest price for the most recent six months ended November 30, 2007	Month in 2007	June	July	August	September	October	November
	Highest (yen)	1,194	1,195	1,150	1,105	1,196	1,174
	Lowest (yen)	1,110	1,126	1,015	1,021	1,051	1,096

(Note) Share prices are those on the Tokyo Stock Exchange, First Section.

5. Directors and Corporate Auditors

Name	Title	Installation date	Date of birth
Yutaka Suzuki	President and Representative Director	February 2001	December 6, 1949
Amane Nakashima	Executive Managing Director	February 1997	September 26, 1959
Katsuhiko Sasaki	Executive Managing Director	February 2004	March 8, 1946
Akio Okumura	Executive Managing Director	February 2005	January 14, 1951
Mitsugu Ozawa	Executive Managing Director	February 2007	March 18, 1946
Ietoki Shima	Director	February 2001	March 22, 1947
Mineo Hasegawa	Director	February 2001	July 29, 1947
Mitsugu Endo	Director	February 2001	March 19, 1948
Minesaburo Miyake	Director	February 2003	July 22, 1952
Hidefumi Tachibana	Director	February 2005	February 15, 1951
Kuniaki Ishikawa	Director	February 1999	June 6, 1946
Juro Sato	Director	Note 2	March 7, 1949
Hiroshi Yoshimura	Director	Note 2	January 1, 1951
Shigeki Takemura	Director	Note 2	September 15, 1956
Tadaaki Katsuyama	Director	Note 2	December 1, 1957
Yasuo Hirakuri	Standing Corporate Auditor	February 2004	November 18, 1948
Norio Ikeda	Standing Corporate Auditor	Note 4	August 11, 1949
Shunichiro Ishiguro	Corporate Auditor	February 2004	June 22, 1954
Ichiro Sakai	Corporate Auditor	February 2006	May 3, 1942
Michisato Sakamoto	Corporate Auditor	Note 4	July 22, 1941

(Notes) 1. Shunichiro Ishiguro, Ichiro Sakai and Michisato Sakamoto are the external auditors stipulated in the Article 2, item 16 of the Corporation Law.
2. The term of office will continue until the conclusion of the general shareholders' meeting for the last fiscal year which ends within one year from the conclusion of the general shareholders' meeting on February 22, 2008.
3. The term of office will continue until the conclusion of the general shareholders' meeting for the last fiscal year which ends within four years from the conclusion of the general shareholders' meeting on February 22, 2006.
4. The term of office will continue until the conclusion of the general shareholders' meeting for the last fiscal year which ends within four years from the conclusion of the general shareholders' meeting on February 22, 2008.

6. Corporate Governance

A part of section of the corporate governance below includes the consolidated subsidiaries' information.

(1) Basic stance on corporate governance

To maximize the Company's enterprise value through efficient management, the Company has identified as a priority task the reorganization of the management structure and system of the parent company and the entire group, simultaneously with the public disclosure of management policies and plans whenever necessary. In parallel with these measures, the Company also recognizes the vital importance of sharing the benefits created by the successful conduct of its business with its shareholders, business partners, employees, and other stakeholders. These various measures, taken together, constitute good corporate governance, in the view of the management of the Q.P. Group.

Regarding compliance, the Company fully recognizes it indispensable to our lasting development, and promote the formulation of compliance program and its implementation in order to enforce all directors and employees of the Company to follow full legal compliance with high ethical sense.

(2) Progress made in the implementation of corporate governance programs
(information contained in sections a) and b) below is correct as of the date of submission to the authorities of the Securities Report of Q.P. Corporation, February 28, 2008)

a) Corporate governance systems relating to management organization in decision-making, executive functions, and supervisory functions
The Board of Directors of the Company, as its highest-level decision-making body, meets at least once every month. In addition, a Management Council has been set up the Board and the President of the Company by deliberating on important management issues in accordance with the Company's basic management policies. To enable a speedy and effective response to changes in the business environment, the scope of matters requiring discussion by the Board of Directors, and the limits of decision-making authority delegated to Company officers of each rank are subject to constant review with the goal of ensuring swift decision-making and execution of orders at the operational level.

In addition to the foregoing, the managements of the seven subsidiaries that form the core of the Q.P. Group take part in a Group Management Council, where management matters affecting the Group as a whole are debated.

At present, in the opinion of the management of Q.P. Corporation, no particular organizational problem exists with regard to management decision-making, execution, or supervision, but the management will continue to examine and debate this matter at regular intervals so as to ensure that appropriate corporate governance is always conducted.

The Group's Corporate Governance Structure



General Meeting of Shareholders
Report
Elect
Report
Elect
Elect
Management/ supervision
Report
Directors/ Board of Directors
Audit
Corporate Auditors/ Board of Corporate Auditors
Coordinate
Accounting Auditor
Report
Audit
Report
Audit
Elect/ supervise
President and Representative Director
Inquire
Reply
Instruct/ order/ supervise
Report
Management Council
Group Management Council
Coordinate
Specialists such as legal advisors (lawyers) and licensed tax accountants
Business execution
Advise/ guide
Business Departments and Subsidiaries
Audit
Risk Management Committee
Compliance Committee
Internal Auditing Dept.
Information Security Committee
Internal control/ risk management

Management system
Q.P. Corporation utilizes the conventional management organization system, under which the decision-making of the Board of Directors is monitored by corporate auditors.

Corporate governance organization

At Q.P. Corporation, the Board of Directors oversees the implementation of their duties by individual directors, while the Board of Corporate Auditors audits the work performance of the directors.

The Board of Corporate Auditors determines the auditing policies to be followed, as well as the division of responsibilities among corporate auditors, and each auditor complies with the Board's policy directives and sits in on meetings of the Board of Directors and other important management meetings to hear reports on their work by individual directors, and to peruse the documents employed in the process of reaching decisions on important matters. The corporate auditors conduct on-site investigations at the Company's Head Office and other important business centers regarding business performance and financial position. The auditors also request reports from the managements of the Company's subsidiaries on their business performance. When deemed necessary, the corporate auditors visit subsidiaries to investigate the performance of their business and their financial position at first hand.

The two standing corporate auditors simultaneously act as corporate auditors for the Company's main subsidiaries.

Regular meetings are held between the Board of Corporate Auditors and the president of the Company, and extraordinary meetings may be held when necessary: these meetings are utilized to exchange opinions regarding proposals covering the whole range of the Company's business activities.

Outside directors & auditors

Q.P. Corporation does not appoint outside directors to its Board of Directors, but three of the five corporate auditors on the Company's Board of Corporate Auditors are outside auditors.

Progress made in establishing internal control system

The Company has set up an Auditing Office to act as its internal auditing section with four corporate auditors. The staff of the Auditing Office perform auditing – in line with the directives laid down in the auditing plan for each year, as well as in accordance with orders or requests received from the president and the Company's other executive officers, or the Corporate Auditors – to confirm that organized activities throughout the Group are being carried out correctly and efficiently in conformity with the law, or in line with the Company's own internal regulations and the management's policies.

If required, the Auditing Office cooperates with the corporate auditors as well as accounting auditors by exchanging information and other actions.

Auditing activities may also be conducted in cooperation with staff members in each divisions or department of the Company or its subsidiaries who are charged with the auditing of matters relating to product quality and environmental protection.

Risk management system

The Company's risk management policy has set specific, systematic procedures for risk management, under which each responsible division exercises continuous oversight of each individual risk factor. In addition, in January 2006, the Company established a Risk Management Committee, chaired by the Company president and representative director, to address risk factors that affect the Company as a whole by evaluating and prioritizing risks to comprehensively manage risk. A crisis management manual has been prepared on the basis of Company risk management policy, to prepare for any foreseeable sudden risks to operations. In addition, in the event of a sudden incident or emergency, an Emergency Headquarters will be established immediately in accordance with the crisis management manual (supervised by the General Manager of the Administrative Division), to take action in order to deal swiftly and appropriately with the incident. The members of the Risk Management Committee include representatives from each of the Company's major subsidiaries. Furthermore, in order to manage operating risks at subsidiaries, each subsidiary reports on its management risks to the member of the Company's Board of Directors responsible for risk management, as needed.

In order to provide a solid legal compliance structure, the Company has established a Compliance Committee (chaired by the member of the board of directors responsible for compliance issue, with administrative work performed by members of the Legal Department), which is at the center of various compliance activities. The Committee chairman reports back to the Board of Directors and the Board of Auditors on the condition of compliance activities. In addition to establishing and publicizing a document entitled "Group Guidelines on Ethical Behavior", which explains to people both within and outside the Group the core values and activities expected of group companies, the Company also set up "whistle-blower" helplines, that employees of Group companies can use to report information or seek guidance (there are many ways to contact this helpline, from both within and outside the Company), and set up a Compliance Investigation Committee to investigate any suggestions of illegal activity. In order to ensure that all employees have been instructed in, and have a proper understanding of what compliance entails, the Company has been conducting a "mind up program", since fiscal 2005. In the event of non-compliance, such cases are fully reported (up to and including action taken against employees or directors found to be at fault) to employees of the whole Company and other Group companies, and companywide efforts are being implemented to prevent any recurrence.

With regard to information security, the Company has established and in accordance with the regulations on the use of Company information, as well as basic principles on the protection of personal information, as well as preparing operations manuals related to the storage and management of such information. In addition, the Information Security Committee (headed by the General Manager of the Administrative Division, with administrative work performed by the Information & Planning Department) conducts training sessions to teach employees proper information management procedures, confirms that the specified procedures are being carried out, and reviews or revises each information management regulation. Company Directors and Corporate Auditors have continuous access right to documents and electronic information related to the deliberations and activities of directors.

Lawyers, auditing companies, and other third parties

When the management of the Company require advice on legal matters, they consult their legal advisors (lawyers). Moreover, directors are required to undergo courses of study in legal matters.

In addition, the Company's auditing company — Ernst & Young ShinNihon — as part of its normal duties as an auditing company, provides Q.P. Corporation with advice relating to problems in the sphere of the Company's accounts and general management. (The president of the Company regularly discusses such issues with accountants of Ernst & Young ShinNihon). Neither Ernst & Young ShinNihon as a corporate entity nor its accountants as individuals, have any particular interests in Q.P. Corporation such as would cause conflict of interest in the performance of their contractual duties.

Auditing work for the Company during the reporting period was performed principally by the three certified public accountants listed below, assisted by seventeen other qualified persons, including eight CPAs, five assistant CPAs and four other qualified persons.

Names & titles of CPAs	Independent Auditing Company by which the persons at left are employed
Hidenori Takahashi	Ernst & Young ShinNihon
Yasuo Sekiya	Ernst & Young ShinNihon
Keisuke Takemoto	Ernst & Young ShinNihon

(Note) 1. The column of "Number of successive years in which the person has handled the accounts of Q.P. Corp. (if 7 years or more)" described last year is now omitted, because there is no one who has handled the accounts of Q.P Corp for 7 years or more.
2. Ernst & Young Shin Nihon takes measures to prohibit their executive managers from engaging in accounting audit of the Company over certain consecutive period.

b) Summary of personal, capital, or business transaction interests in the Company held by the outside auditors

Mr. Shunichiro Ishiguro, also serving as an outside auditor, is a director of Nakashimato Co.,

Ltd., an affiliate of the Company and the largest shareholder in the Company. Nakashimato Co., Ltd. currently possesses shares of the Company conferring (directly and indirectly) 20.5% of total voting rights (17.3% of the voting rights are held directly). The company has had a long and continuous trading relationship with Q.P. Corporation. Four of the board members or statutory auditors of Q.P. Corporation (including Mr. Ishiguro) concurrently hold the posts of director or statutory auditor at Nakashimato Co., Ltd.

Messrs. Ichiro Sakai and Michisato Sakamoto, who serve as the Company's "outside auditors" have no material interest in the Company.

c) Measures implemented over the past year to bolster the Company's corporate governance
The Board of Directors of the Company held fourteen meetings during the reporting period, and the aggregate rate of attendance at these meetings of outside auditors was 96%.

The Auditing Department, the internal organ responsible for auditing, conducted auditing of major Group offices including subsidiaries.

In the field of legal compliance, the Company worked on activities including the employees' education through holding various seminars.

(3) Compensation of directors and corporate auditors

(millions of yen)

	Directors		Auditors		Total	
	Number of directors	Compensation	Number of auditors	Compensation	Number of directors & auditors	Total compensation
Compensation authorized by resolution of general meeting of shareholders	14	204	4 (2)	50 (13)	18 (2)	255 (13)
Bonuses paid out of unappropriated retained earnings	13	40	—	—	13	40
Retirement lump-sum payments approved by general meetings of shareholders (outside auditors)	14	621	4 (2)	86 (11)	18 (2)	708 (11)
Total	—	866	—	137	—	1,003

(Notes) 1. By decision of the general meeting of shareholders, the maximum amount of monthly compensation shall be ¥35 million for directors and ¥8 million for corporate auditors.
2. The above "Retirement lump-sum payments approved by general meetings of shareholders" includes its final payment by abolishment of the retirement lump-sum payment system.
3. In addition to the above provision (1.), directors who also serve concurrently as employees received annual salaries (in addition to their compensation as directors) in the total aggregate amount of ¥81 million, which figure includes employees' bonuses.
4. In addition to the above payment, a total of ¥38 million is to be paid to one retired corporate auditor as retirement lump-sum payment approved by the 94th general meetings of shareholders on February 23, 2007.
5. As of the end of the reporting period, there were fourteen directors and four corporate auditors (including two outside auditors). There are no outside directors.

(4) Details of payment for services of auditing company

In accordance with the contract signed between the Company and the auditing company Ernst & Young ShinNihon, a fee of ¥57 million (exclusive of tax) was paid to Ernst & Young ShinNihon for auditing services with respect to the reporting period, as provided for in the provision of Article 2, Paragraph 1 of the Law Concerning Certified Public Accountants Services (Law No. 103 of 1948). Moreover, with regard to services not listed in the same paragraph of the same law (non-audit work), the Company has consigned to Ernst & Young ShinNihon advisory services regarding the development, operation, and evaluation of the internal control system related to financial reporting, and plans to pay the fee accordingly.

(5) Overview of Content of Limited Liability Contract

In accordance with the provisions of Article 427, Paragraph 1 of the Corporation Law and Article 39 of the Articles of Incorporation, the Company and its outside auditors have entered into a limited liability contract. The amount of maximum liability stipulated in the contract is determined by items of Article 425, Paragraph 1 of the Corporation Law.

(6) Number of the Board of Directors

The Company's Board of Directors is limited to 20 members.

(7) Election and Dismissal of Directors

The Articles of Incorporation of the Company stipulate that election and dismissal of directors shall be made by the majority of the votes of the shareholders present at the meeting where the shareholders holding one third or more of the votes of the shareholders entitled to exercise their votes at such shareholders meeting are present, and prohibits the resolution of election of directors based on cumulative votings.

(8) Agenda at the general meeting of shareholders that can be decided by the Board of Directors

a) Dividends from surplus

As for matters listed in items of Article 459, Paragraph 1 of the Corporation Law regarding dividends from surplus, the Board of Directors reserves the right to make a decision unless otherwise provided for in laws and regulations. This is intended to realize mobile implementation of measures regarding dividends and capital.

b) Repurchase of treasury stock

For the purpose of executing the mobile capital policy, in accordance with the provision of Article 165, Paragraph 2 of the Corporation Law, the Articles of Incorporation stipulates that the Company may repurchase its treasury stock on the open market upon resolution by the Board of Directors.

c) Interim dividends

For the purpose of executing the mobile dividends policy, in accordance with the provision of Article 454, Paragraph 5 of the Corporation Law, the Articles of Incorporation stipulates that the Company may distribute interim dividends upon resolution by the Board of Directors.

(9) Exceptional agenda for resolutions at the general meeting of shareholders

As for exceptional agenda at the general meeting of shareholders provided for in Article 309, Paragraph 2 of the Corporation Law, the Articles of Incorporation of the Company stipulates that the resolutions of those general meetings of shareholders shall be made by two thirds or more of the votes of the shareholders present at the meeting where the shareholders holding one third or more of the votes of the shareholders entitled to exercise their votes at such shareholders meeting are present. This is intended to facilitate the operation of the meetings of shareholders by relaxing the restrictions imposed by the required number of shareholders present.

V. Financial Conditions

1. Compilation of the consolidated financial statements and the financial statements (non-consolidated)

(1) The Consolidated Financial Statements were compiled in accordance with the Regulations Concerning the Terminology, Forms and Preparation Methods of the Consolidated Financial Statements (Ministry of Finance Ordinance No.28, 1976, hereinafter referred to as "Regulations for the Consolidated Financial Statements").

Note that the statements for the previous consolidated fiscal year (from December 1, 2005 to November 30, 2006) were prepared in accordance with the Regulations for the Consolidated Financial Statements before revision, while those for the fiscal year under review (December 1, 2006 to November 30, 2007) were prepared in accordance with the revised Regulations for the Consolidated Financial Statements.

(2) The Financial Statements were compiled in accordance with the Regulation Concerning the Terminology, Forms, and Preparation Methods of the Financial Statements (Ministry of Finance Ordinance No.59, 1963, hereinafter referred to as "Regulations for the Financial Statements").

Note that the statements for the previous fiscal year (from December 1, 2005 to November 30, 2006) were prepared in accordance with the Regulations for the Financial Statements before revision, while those for the fiscal year under review (December 1, 2006 to November 30, 2007) were prepared in accordance with the revised Regulations for the Financial Statements.

2. Audit

The audits were performed by Ernst & Young ShinNihon on the consolidated financial statements for the previous consolidated fiscal year (from December 1, 2005 to November 30, 2006) and on the financial statements for the 94th fiscal year (from December 1, 2005 to November 30, 2006) in accordance with Article 193-2 of the Securities and Exchange Law, and on the consolidated financial statements for the current consolidated fiscal year (from December 1, 2006 to November 30, 2007) and on the financial statements for the 95th fiscal year (from December 1, 2006 to November 30, 2007) in accordance with Article 193-2, Paragraph 1 of the Financial Instruments and Exchange Law.

Independent Auditors' Report

February 28, 2008

The Board of Directors
KEWPIE KABUSHIKI-KAISHA
(Q.P. Corporation)

ERNST & YOUNG SHIN NIHON

Designated and
Engagement Partner Takahashi Hidenori
Certified Public Accountant
(signed and sealed)

Designated and
Engagement Partner Sekiya Yasuo
Certified Public Accountant
(signed and sealed)

Designated and
Engagement Partner Takemoto Keisuke
Certified Public Accountant
(signed and sealed)

Pursuant to Paragraph 1 of Article 193-2 of the Financial Instruments and Exchange Law of Japan, we have audited the consolidated financial statements of KEWPIE KABUSHIKI-KAISHA presented in "Financial Conditions" from December 1, 2006 to November 30, 2007, namely, the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in net assets, the consolidated statement of cash flows and the consolidated supplementary statements, all expressed in yen. These financial statements are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards, procedures and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of KEWPIE KABUSHIKI-KAISHA and consolidated subsidiaries at November 30, 2007, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles and practices generally accepted in Japan.

(Additional information)
As described in Segment information of business line of Segment information, the Company changed the method of the allocation of operating expenses and assets unable to allocate to segments from the current fiscal year.

We have no interest in the Company, which should be disclosed pursuant to the provision of the Certified Public Accountants' Law.

Independent Auditors' Report

February 23, 2007

The Board of Directors
KEWPIE KABUSHIKI-KAISHA
(Q.P. Corporation)

ERNST & YOUNG SHIN NIHON

Designated and
Engagement Partner Takahashi Hidenori
Certified Public Accountant
(signed and sealed)

Designated and
Engagement Partner Takemoto Keisuke
Certified Public Accountant
(signed and sealed)

Pursuant to Article 193-2 of "The Securities and Exchange Law", we have audited the consolidated financial statements of KEWPIE KABUSHIKI-KAISHA presented in "Financial Conditions" from December 1, 2005 to November 30, 2006, namely, the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in net assets, the consolidated statement of cash flows and the consolidated supplementary statements, all expressed in yen. These financial statements are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards, procedures and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of KEWPIE KABUSHIKI-KAISHA and consolidated subsidiaries at November 30, 2006, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles and practices generally accepted in Japan.

As described in 4. (3) (c) of basis of presentation for consolidated financial statements, the Company compiled the consolidated financial statements by adopting the Accounting Standard for Directors' bonus, which is to be applied for the current fiscal year.

As described in 4. (3) (d) of basis of presentation for consolidated financial statements, the Company compiled the consolidated financial statements by adopting the Partial Revision of Accounting Standard for Retirement Benefits, which is to be applied for the current fiscal year.

As described in changes in Accounting Policies, the Company compiled the consolidated financial statements by adopting the Accounting Standard for Impairment of Fixed Assets and the Accounting Standard for Presentation of Net Assets in the Balance Sheet, which are to be applied for the current fiscal year.

We have no interest in the Company, which should be disclosed pursuant to the provision of the Certified Public Accountants' Law.

1. Consolidated Financial Statements

(1) Consolidated financial statements

(a) Consolidated Balance Sheets

(Millions of yen)

Account / Term	Previous fiscal year (As of November 30, 2006) Amount		Component ratio	Current fiscal year (As of November 30, 2007) Amount		Component ratio
(Assets)			%			%
I. Current assets						
1. Cash and deposits		22,179			26,603	
2. Notes and accounts receivable — trade		73,689			70,120	
3. Securities		12			5,000	
4. Inventories		15,761			16,971	
5. Deferred tax assets		2,305			1,768	
6. Other		5,137			4,376	
7. Allowance for doubtful accounts		(565)			(518)	
Total current assets		118,519	40.8		124,321	42.5
II. Fixed assets						
(1) Tangible fixed assets						
1. Buildings and structures (Note *1)	115,858			118,674		
Accumulated depreciation	64,934	50,923		68,256	50,417	
2. Machinery, equipment, and transportation equipment (Note *1)	116,537			119,656		
Accumulated depreciation	90,789	25,748		94,630	25,026	
3. Land (Note *1)		40,342			40,243	
4. Construction in progress		1,330			1,856	
5. Other (Note *1)	7,866			8,198		
Accumulated depreciation	6,095	1,771		6,472	1,726	
Total tangible fixed assets		120,116	41.4		119,270	40.7
(2) Intangible fixed assets						
1. Computer software		2,328			2,064	
2. Consolidation adjustment accounts		31			—	
3. Other		457			408	
Total intangible fixed assets		2,817	1.0		2,473	0.9
(3) Investments and other assets						
1. Investment in securities (Note *2)		24,694			21,987	
2. Long-term loans receivable		803			741	
3. Deferred tax assets		844			489	
4. Other (Note *2)		22,387			23,604	
5. Allowance for doubtful accounts		(289)			(186)	
Total investments and other assets		48,439	16.7		46,635	15.9
Total fixed assets		171,373	59.1		168,379	57.5
III. Deferred assets						
1. Business commence costs		293			122	
Total deferred assets		293	0.1		122	0.0
Total assets		290,186	100.0		292,823	100.0

(Millions of yen)

Account / Term	Previous fiscal year (As of November 30, 2006) Amount		Component ratio	Current fiscal year (As of November 30, 2007) Amount		Component ratio
(Liabilities)			%			%
I. Current liabilities						
1. Notes and accounts payable — trade		43,741			38,804	
2. Short-term loans payable (Note *1)		13,487			14,979	
3. Accounts payable — other		21,883			22,630	
4. Accrued expenses		5,893			7,459	
5. Accrued income taxes		3,494			4,019	
6. Deferred tax liabilities		11			5	
7. Reserve for sales rebates		1,237			1,314	
8. Reserve for bonuses		1,662			824	
9. Reserve for directors' and corporate auditors' bonuses		92			60	
10. Other		669			547	
Total current liabilities		92,174	31.8		90,646	31.0
II. Long-term liabilities						
1. Bonds		10,500			10,500	
2. Long-term loans payable (Note *1)		19,260			17,695	
3. Deferred tax liabilities		6,707			7,732	
4. Reserve for retirement benefits		2,574			2,296	
5. Reserve for directors' and corporate auditors' retirement pay		1,218			852	
6. Other		1,532			1,959	
Total long-term liabilities		41,794	14.4		41,036	14.0
Total liabilities		133,969	46.2		131,683	45.0
(Net assets)						
I. Owners' equity						
1. Paid-in capital		24,104	8.3		24,104	8.2
2. Capital surplus		29,432	10.1		29,432	10.1
3. Earned surplus		83,305	28.7		88,786	30.3
4. Treasury stock		(2,268)	(0.7)		(2,655)	(0.9)
Total owners' equity		134,574	46.4		139,667	47.7
II. Valuation and translation adjustments						
1. Valuation difference on available-for-sale securities		4,676	1.6		3,416	1.2
2. Deferred gains or losses on hedges		(5)	(0.0)		105	0.0
3. Translation adjustments		(1,905)	(0.7)		(1,790)	(0.6)
Total valuation and translation adjustments		2,765	0.9		1,731	0.6
III. Minority interests		18,878	6.5		19,741	6.7
Total net assets		156,217	53.8		161,140	55.0
Total liabilities and net assets		290,186	100.0		292,823	100.0

(b) Consolidated Statements of Income

(Millions of yen)

Account \ Term	Previous fiscal year (From December 1, 2005 to November 30, 2006) Amount		Percentage	Current fiscal year (From December 1, 2006 to November 30, 2007) Amount		Percentage
			%			%
I. Net sales		456,067	100.0		468,006	100.0
II. Cost of sales		345,241	75.7		356,299	76.1
Gross profit		110,825	24.3		111,707	23.9
III. Selling, general and administrative expenses (Note *1,2)		96,665	21.2		95,882	20.5
Operating income		14,159	3.1		15,824	3.4
IV. Non-operating income						
1. Interest income	250			403		
2. Dividend receivable	281			343		
3. Equity income	223			122		
4. Other	537	1,293	0.3	474	1,344	0.3
V. Non-operating expenses						
1. Interest expense	538			698		
2. Loss on scrapped inventories	176			239		
3. Amortization of business commence costs	146			146		
4. Other	329	1,190	0.3	248	1,332	0.3
Ordinary income		14,262	3.1		15,836	3.4
VI. Extraordinary gains						
1. Prior period adjustments	23			12		
2. Gain on sales of fixed assets (Note *3)	141			26		
3. Gain on sales of investment in securities	65			141		
4. Reversal of allowance for doubtful accounts	73			31		
5. Subsidy received (Note *7)	—			373		
6. Compensation for transfer of property (Note *8)	—			93		
7. Other	31	335	0.1	30	711	0.1
VII. Extraordinary losses						
1. Prior period adjustments	3			1		
2. Loss on sales of fixed assets (Note *4)	27			17		
3. Loss on disposal of fixed assets (Note *5)	939			750		
4. Loss on impairment of fixed assets (Note *6)	164			227		
5. Other	169	1,303	0.3	358	1,355	0.3
Net income before income taxes and minority interests		13,294	2.9		15,192	3.2
Income taxes	4,846			4,628		
Income taxes deferred	1,270	6,117	1.4	2,413	7,041	1.5
Minority interests		1,105	0.2		822	0.1
Net income		6,071	1.3		7,328	1.6

(c) Consolidated Statements of Changes in Net Assets

Previous fiscal year (From December 1, 2005 to November 30, 2006)

(Millions of yen)

	Owners' equity					Valuation and translation adjustments					
	Paid-in capital	Capital surplus	Earned surplus	Treasury stock	Total owners' equity	Valuation difference on available-for-sale securities	Deferred gains or losses on hedges	Translation adjustments	Total valuation and translation adjustments	Minority interests	Total net assets
Balance at November 30, 2005	24,104	29,418	79,295	(2,500)	130,318	4,448	—	(2,353)	2,094	17,919	150,332
Changes of items during the fiscal year											
Dividends from surplus (Note *1)			(1,990)		(1,990)						(1,990)
Directors' and corporate auditors' bonuses			(70)		(70)						(70)
Net income			6,071		6,071						6,071
Repurchase of treasury stock				(8)	(8)						(8)
Disposal of treasury stock		14		240	254						254
Net changes of items other than owners' equity						227	(5)	448	670	958	1,629
Total changes of items during the fiscal year	—	14	4,009	231	4,255	227	(5)	448	670	958	5,884
Balance at November 30, 2006	24,104	29,432	83,305	(2,268)	134,574	4,676	(5)	(1,905)	2,765	18,878	156,217

(Note *1) "Dividends from surplus" includes ¥ 994 millions of cash dividends by appropriation of retained earnings.

Current fiscal year (From December 1, 2006 to November 30, 2007)

(Millions of yen)

	Owners' equity					Valuation and translation adjustments					
	Paid-in capital	Capital surplus	Earned surplus	Treasury stock	Total owners' equity	Valuation difference on available-for-sale securities	Deferred gains or losses on hedges	Translation adjustments	Total valuation and translation adjustments	Minority interests	Total net assets
Balance at November 30, 2006	24,104	29,432	83,305	(2,268)	134,574	4,676	(5)	(1,905)	2,765	18,878	156,217
Changes of items during the fiscal year											
Increase in earned surplus resulting from change in fiscal year-end of certain subsidiaries			370		370						370
Dividends from surplus			(2,218)		(2,218)						(2,218)
Net income			7,328		7,328						7,328
Repurchase of treasury stock				(387)	(387)						(387)
Net changes of items other than owners' equity						(1,259)	111	114	(1,033)	862	(170)
Total changes of items during the fiscal year	—	—	5,480	(387)	5,093	(1,259)	111	114	(1,033)	862	4,922
Balance at November 30, 2007	24,104	29,432	88,786	(2,655)	139,667	3,416	105	(1,790)	1,731	19,741	161,140

(d) Consolidated Statements of Cash Flows

(Millions of yen)

Account \ Term	Previous fiscal year (From December 1, 2005 to November 30, 2006) Amount	Current fiscal year (From December 1, 2006 to November 30, 2007) Amount
I. CASH FLOWS FROM OPERATING ACTIVITIES		
Net income before income taxes and minority interests	13,294	15,192
Depreciation and amortization	12,162	12,388
Loss on impairment of fixed assets	164	227
Amortization of consolidation adjustment accounts	31	—
Amortization of goodwill	—	31
Amortization of bond issue cost	8	—
Equity income	(223)	(122)
Write-down of investment in securities	53	35
Write-down of golf course memberships	33	0
Decrease in reserve for retirement benefits	(3,710)	(287)
Increase in prepaid pension cost	—	(3,514)
Increase (decrease) in reserve for directors' and corporate auditors' retirement pay	56	(374)
Increase in reserve for sales rebates	511	76
Increase (decrease) in reserve for directors' and corporate auditors' bonuses	92	(24)
Increase (decrease) in reserve for bonuses	(45)	11
Decrease in allowance for doubtful accounts	(57)	(114)
Interest income and dividend receivable	(532)	(747)
Interest expense	538	698
Gain on sales of investment in securities	(65)	(138)
Loss on sales and disposal of fixed assets	825	741
Increase in notes and accounts receivable	(7,538)	(524)
Decrease (increase) in inventories	520	(1,042)
Decrease (increase) in notes and accounts payable	6,572	(367)
Decrease in accounts payable — other	2,036	754
Increase (decrease) in accrued consumption taxes	(209)	840
Increase in long-term accounts payable	—	479
Directors' and corporate auditors' bonuses paid	(70)	—
Directors' and corporate auditors' bonuses payment charged to minority shareholders	(31)	—
Other	98	734
Sub-total	24,513	24,953
Interest income and dividends received	500	585
Interest paid	(509)	(679)
Income taxes paid	(3,061)	(2,528)
Net cash provided by operating activities	21,443	22,331

(Millions of yen)

Account / Term	Previous fiscal year (From December 1, 2005 to November 30, 2006) Amount	Current fiscal year (From December 1, 2006 to November 30, 2007) Amount
II. CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of securities	(11)	—
Sales of securities	26	8
Purchases of tangible fixed assets	(13,982)	(10,195)
Purchases of intangible fixed assets	(917)	(659)
Purchases of investment in securities	(1,445)	(347)
Sales of investment in securities	263	1,073
Loans receivable made	(919)	(668)
Collection of loans receivable	568	604
Disbursements for deposit money in bank	(1,018)	(328)
Withdrawal of time deposits	19	18
Other	827	(672)
Net cash used in investing activities	(16,589)	(11,166)
III. CASH FLOWS FROM FINANCING ACTIVITIES		
Borrowing on short-term loans	96,290	83,132
Repayment of short-term loans	(100,515)	(80,982)
Borrowing on long-term loans	12,050	1,950
Repayment of long-term loans	(3,246)	(4,101)
Issue of bonds	491	—
Paid in from minority shareholders	17	—
Cash dividends paid	(1,990)	(2,218)
Cash dividends paid to minority shareholders	(156)	(146)
Repurchase of treasury stock	(8)	(387)
Sales of treasury stock	254	—
Net cash provided by (used in) financing activities	3,187	(2,757)
IV. EFFECTS OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	43	(10)
V. INCREASE IN CASH AND CASH EQUIVALENTS	8,085	8,396
VI. CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	13,127	21,212
VII. DECREASE IN CASH AND CASH EQUIVALENTS RESULTING FROM CHANGE IN FISCAL YEAR-END OF CERTAIN SUBSIDIARIES	—	(1,909)
VIII. CASH AND CASH EQUIVALENTS AT END OF THE YEAR (Note *1)	21,212	27,699

Basis of Preparation for Consolidated Financial Statements

Previous fiscal year (From December 1, 2005 to November 30, 2006)	Current fiscal year (From December 1, 2006 to November 30, 2007)
1. Consolidated subsidiaries Consolidated subsidiaries are forty-four companies and their names are omitted so as to be reported in 3. Outline of Affiliated Companies of I. Outline of the Company. The Company newly established Fujiyoshida Kewpie Co., Ltd. as a consolidated subsidiary. Non-consolidated subsidiaries are twenty-one companies, and the principal companies of them are Kyuso L-Plan Corporation and Osaka San-ei Logistics Corporation. These companies are excluded from the consolidation, because their total amounts of assets, sales, net income (equal to the equity share), and earned surplus (equal to the equity share) do not have a significant effect on the total consolidated amounts of assets, sales, net income, and earned surplus.	1. Consolidated subsidiaries Consolidated subsidiaries are forty-five companies and their names are omitted so as to be reported in 3. Outline of Affiliated Companies of I. Outline of the Company. The Company newly established K·SS Co., Ltd. as a consolidated subsidiary. Non-consolidated subsidiaries are twenty-one companies, and the principal companies of them are Kyuso L-Plan Corporation and Osaka San-ei Logistics Corporation. These companies are excluded from the consolidation, because their total amounts of assets, sales, net income (equal to the equity share), and earned surplus (equal to the equity share) do not have a significant effect on the total consolidated amounts of assets, sales, net income, and earned surplus.
2. Application of the equity method The equity method is applied to the investments in five companies of twenty-one non-consolidated subsidiaries and twelve affiliated companies (20% to 50% owned) since the Company (Q.P. Corporation) has significant effect over them. The name of companies accounted for by the equity method is omitted so as to be reported in 3. Outline of Affiliated Companies of I. Outline of the Company. The investments in twenty-one non-consolidated subsidiaries including Kyuso L-Plan Corporation and in seven affiliated companies including Thai Q.P. Co., Ltd. not to be accounted for by the equity method, are stated at cost, because the amounts calculated by the application of the equity method do not have a significant effect on the total consolidated net income and earned surplus.	2. Application of the equity method The equity method is applied to the investments in six companies of twenty-one non-consolidated subsidiaries and thirteen affiliated companies (20% to 50% owned) since the Company (Q.P. Corporation) has significant effect over them. The name of companies accounted for by the equity method is omitted so as to be reported in 3. Outline of Affiliated Companies of I. Outline of the Company. Tou Kewpie Co., Ltd. is newly added as an affiliated company applying the equity method to consolidation accounting by acquisition of stock. The investments in twenty-one non-consolidated subsidiaries including Kyuso L-Plan Corporation and in seven affiliated companies including Thai Q.P. Co., Ltd. not to be accounted for by the equity method, are stated at cost, because the amounts calculated by the application of the equity method do not have a significant effect on the total consolidated net income and earned surplus.
3. Closing date of consolidated subsidiaries The closing date of the Company and K.R.S. Corporation is November 30, Beijing Q.P. Foods Co., Ltd. and Hangzhou Q.P. Foods Co., Ltd. is December 31, and the others is September 30. The subsidiaries with the closing date of December 31 are consolidated based on their temporary financial statements of November 30. The subsidiaries with the closing date of September 30 are consolidated based on the financial statements at their balance sheet date and significant transactions for the period from October 1 to November 30 are reflected in the consolidated financial statements.	3. Closing date of consolidated subsidiaries The closing date of Beijing Q.P. Foods Co., Ltd. and Hangzhou Q.P. Foods Co., Ltd. is December 31, and that of Kifuki U.S.A. Co., Inc., Q&B Foods, Inc., Henningsen Foods, Inc., Henningsen Nederland B.V. and Henningsen Foods, Netherlands Inc. is September 30. The subsidiaries with the closing date of December 31 are consolidated based on their temporary financial statements at November 30. The subsidiaries with the closing date of September 30 are consolidated based on the financial statements at their balance sheet date and significant transactions for the period from October 1 to November 30 are reflected in the consolidated financial statements. From the current fiscal year, thirty-six domestic consolidated subsidiaries, except for K.R.S. Corporation changed their year-end from September 30 to November 30. Therefore, the fiscal year of those subsidiaries included in the current fiscal year comprised fourteen months. Net income of those subsidiaries corresponding to the first two months from October 1, 2006 to November 30, 2006 was directly accounted for as earned surplus in the changes in net assets and cash flows of those subsidiaries corresponding to the same period were accounted for as decrease in cash and cash equivalents resulting from change in fiscal year-end of certain subsidiaries in the statement of cash flows.

Previous fiscal year (From December 1, 2005 to November 30, 2006)	Current fiscal year (From December 1, 2006 to November 30, 2007)
4. Accounting standards (1) Valuation basis and valuation methods for significant assets (a) Securities 1. Held-to-maturity bonds are stated at amortized cost. Discounts and premiums are amortized by the straight-line method.	4. Accounting standards (1) Valuation basis and valuation methods for significant assets (a) Securities 1. The same standards with the previous fiscal year
2. Other securities with fair value are stated at fair value based on market price at the closing date. Valuation differences comprise net assets as valuation difference on available-for-sale securities. When sold, cost of sales is determined by the moving average method. Other securities with no fair value are stated at moving average cost.	2. The same standards with the previous fiscal year
(b) Derivative financial instruments Derivative financial instruments are stated at fair value. Hedge accounting is adopted for derivative financial instruments which conform to requirements of hedge accounting.	(b) Derivative financial instruments The same standards with the previous fiscal year
(c) Inventories Purchased goods, products, raw materials, supplies and work in progress are principally stated at monthly moving average cost. Some joint products are stated at retail periodic average cost.	(c) Inventories The same standards with the previous fiscal year
(2) Depreciation (a) Tangible fixed assets Tangible fixed assets are mainly depreciated by the declining balance method except for the following assets. Buildings (except for equipment fixed inside buildings) acquired on and after April 1, 1998 are depreciated by the straight-line method. The same basis with the Corporation Tax Law is adopted for useful life and scrap value. The main useful life is as follows. Buildings: 2-50 years Machinery and equipment: 2-22 years	(2) Depreciation (a) Tangible fixed assets Tangible fixed assets are mainly depreciated by the declining balance method except for the following assets. Buildings (except for equipment fixed inside buildings) acquired on and after April 1, 1998 are depreciated by the straight-line method. The same basis with the Corporation Tax Law is mainly adopted for useful life and scrap value. The main useful life is as follows. Buildings: 2-50 years Machinery and equipment: 2-22 years
―――――	(Change in accounting policy) In accordance with the changes of tax code introduced in the 2007 tax reform (Law Concerning Partial Revision of the Income Tax Law (Law No. 6, March 30, 2007) and the Law Concerning Partial Revision of the Enforcement Regulations of the Corporation Tax Law (Government Ordinance No.83, March 30, 2007)), from the current fiscal year concerning the depreciation of tangible fixed assets acquired on and after April 1, 2007, the method of computing depreciation expenses have been changed to the new regulation. The effect which this change has on the statement of income and segment information is immaterial.
(b) Intangible fixed assets Intangible fixed assets are depreciated by the straight-line method. The same basis with the Corporation Tax Law is adopted for useful life. Computer software purchased for internal use is amortized as no scrap value by the straight-line method for five years based on the estimated useful life for internal use.	(b) Intangible fixed assets The same standards with the previous fiscal year
(c) Long-term prepaid expenses Long-term prepaid expenses are amortized by the straight-line method.	(c) Long-term prepaid expenses The same standards with the previous fiscal year

Previous fiscal year (From December 1, 2005 to November 30, 2006)	Current fiscal year (From December 1, 2006 to November 30, 2007)
(3) Accounting standards for significant reserves (a) Reserve for sales rebates Reserve for sales rebates is based on the proportion to sales on an accrual basis. (b) Reserve for bonuses Reserve for bonuses is based on the specific computation period. (c) Reserve for directors' and corporate auditors' bonuses Reserve for directors' and corporate auditors' bonuses is provided for at the necessary amounts based on the estimated amounts payable at the end of current fiscal year. (Change in accounting standard) The Company and consolidated subsidiaries adopted the Accounting Standard for Directors' Bonus (Accounting Standard Board of Japan Statement No.4 issued by Accounting Standard Board of Japan on November 29, 2005) from the current fiscal year. The standard is to be applied for the fiscal year ending on or after May 1, 2006, on which the Corporate Law takes effective. As a result, selling, general and administrative expense increased by ¥ 92 million and operating income, ordinary income, and net income before income taxes and minority interests decreased by the same amount, compared to those accounted for based on the prior standard, respectively. In addition, the effect of the change in segment information is disclosed in Note of segment information. (d) Reserve for retirement benefits Reserve for retirement benefits is provided for at the necessary amounts on an accrual basis considering the estimated retirement benefit obligations and pension fund assets at end of the current fiscal year. Some consolidated subsidiaries adopt other method than the above. Prior service liabilities are amortized by the straight-line method over twelve years except for K.R.S Corporation (from ten to thirteen years) based on the average remaining employees' service year, and their amortizations start in the respective accrual years. Actuarial gains or losses are amortized by the straight-line method over twelve years except for K.R.S Corporation (from ten to thirteen years) based on the average remaining employees' service years, and their amortizations start in the next year of the respective accrual years. Retirement benefits systems of the Company and subsidiaries consist of a defined benefit corporate pension plan (Fund-type and Contract-type) and a retirement lump-sum grants system.	(3) Accounting standards for significant reserves (a) Reserve for sales rebates The same standards with the previous fiscal year (b) Reserve for bonuses The same standards with the previous fiscal year (c) Reserve for directors' and corporate auditors' bonuses The same standards with the previous fiscal year ――――― (d) Reserve for retirement benefits The same standards with the previous fiscal year

Previous fiscal year (From December 1, 2005 to November 30, 2006)	Current fiscal year (From December 1, 2006 to November 30, 2007)
(Change in accounting standard) The Company and consolidated subsidiaries adopted the Partial Revision of Accounting Standard for Retirement Benefits (Accounting Standard Board of Japan Statement No.3 issued by Accounting Standard Board of Japan on March 16, 2005) and the Guidance on Partial Revision of Accounting Standard for Retirement Benefits (Accounting Standard Board of Japan Guidance No.7 issued by Accounting Standard Board of Japan on March 16, 2005) from the current fiscal year. The standard is to be applied for the fiscal year beginning on or after April 1, 2005. As a result, operating income, ordinary income, and net income before income taxes and minority interests increased by ¥ 470 million, compared to those accounted for based on the prior standard, respectively. In addition, the effect of the change in segment information is disclosed in Note of segment information.	———
(e) Reserve for directors' and corporate auditors' retirement pay The Company and consolidated subsidiaries provide a reserve for directors' and corporate auditors' retirement pay at 100% of estimated amounts payable at end of the current fiscal year according to each company's bylaw.	(e) Reserve for directors' and corporate auditors' retirement pay The Company and consolidated subsidiaries provide a reserve for directors' and corporate auditors' retirement pay at 100% of estimated amounts payable at end of the current fiscal year according to each company's bylaw. However, K.R.S. Corporation, S.Y. Promotion Co., Ltd and Y.M.Kyuso Corporation abolished the rule on the retirement pay to the directors and corporate auditors pursuant to the resolutions made at the fixed shareholders' meeting of the companies held from November, 2006 to February, 2007. Consequently, according to the resolution, accrued ¥ 479 million of retirement benefits to directors and corporate auditors were fully reserved until their retirement and the amounts corresponding to the accrued retirements benefits recorded until the day of abolishment were included in the other of fixed liabilities.
(f) Allowance for doubtful accounts Allowance for doubtful accounts is provided for on the amounts calculated by an estimated uncollectible rate to general credits in consideration of the past actual bad debt losses, plus on the estimated uncollectible amounts in consideration of the possibility of collection to specific credits of apprehension credits of bad debt, etc.	(f) Allowance for doubtful accounts The same standards with the previous fiscal year
(4) Deferred assets Bond issue costs are amortized fully when incurred. Business commence costs are deferred and amortized by the straight-line method. The amortization period of business commence costs is five years.	(4) Deferred assets Business commence costs are deferred and amortized by the straight-line method. The amortization period of business commence costs is five years.
(5) Accounting for significant lease transactions Finance lease transactions other than those which are deemed to transfer the ownership of leased assets to lessees, are accounted for by the same method as that applied to ordinary operating leases.	(5) Accounting for significant lease transactions The same standards with the previous fiscal year

Previous fiscal year (From December 1, 2005 to November 30, 2006)	Current fiscal year (From December 1, 2006 to November 30, 2007)
(6) Significant hedge accounting (a) Hedge accounting Deferral hedge is adopted in the method of hedge accounting. Designation transactions are applied to debts and credits in foreign currency which conform to the requirements of hedge accounting. The exceptional accounting method is adopted to the interest swap agreements which conform to the special regulated terms.	(6) Significant hedge accounting (a) Hedge accounting The same standards with the previous fiscal year
(b) Hedge instruments Hedge instruments are forward exchange contracts, crude oil price swap agreements, crude oil price collar option contracts and interest swap contracts.	(b) Hedge instruments The same standards with the previous fiscal year
(c) Hedge items Hedge items are purchase transactions in foreign currencies, planned purchase transactions of light and heavy oil, and interest of loans.	(c) Hedge items The same standards with the previous fiscal year
(d) Hedge policy The Company and consolidated subsidiaries enter into forward exchange contracts to hedge risks from fluctuation in foreign exchange rate, crude oil price swap agreements and crude oil price collar option agreements to hedge risks from fluctuation in light and heavy oil price, and interest swap agreements to hedge risks from moving on fluctuation in interest rate. In addition, the Company and consolidated subsidiaries never make use of them for the purpose of speculative transactions.	(d) Hedge policy The same standards with the previous fiscal year
(e) Assessment of the effectiveness of hedge accounting Control procedures of hedge transactions are executed according to each company's bylaw. The effectiveness of the hedge except for the following contracts is measured by comparing movements in the fair value of hedge items with those of hedge instruments. Hedge transactions are strictly controlled, analyzed, and assessed. Interest swap agreements are omitted to measure their effectiveness due to conforming to the special regulated terms.	(e) Assessment of the effectiveness of hedge accounting Control procedures of hedge transactions are executed according to each company's bylaw. The effectiveness of the hedge except for the following contracts is measured by comparing movements in the fair value of hedge items with those of hedge instruments. Hedge transactions are strictly controlled, analyzed, and assessed. Interest swap agreements conforming to the special regulated terms are omitted to measure their effectiveness.
(7) Accounting for consumption taxes Consumption taxes are recorded in separate accounts.	(7) Accounting for consumption taxes The same standards with the previous fiscal year
5. Valuation of assets and liabilities of consolidated subsidiaries The Company adopts the full fair value method that all assets and liabilities including those of minority interests are valued at fair value when the Company acquired control of the subsidiaries.	5. Valuation of assets and liabilities of consolidated subsidiaries The same standards with the previous fiscal year
6. Consolidation adjustment accounts Consolidation adjustment accounts are amortized by the straight-line method over five years and small amounts are charged to expense.	――――――
――――――	6. Amortization of goodwill and negative goodwill Goodwill and negative goodwill are amortized over five years. Immaterial goodwill and negative goodwill are expensed as incurred.

Previous fiscal year (From December 1, 2005 to November 30, 2006)	Current fiscal year (From December 1, 2006 to November 30, 2007)
7. Cash and cash equivalents Cash and cash equivalents consist of cash in hand, bank deposits which can be withdrawn freely and easily converted into money, and short-term investments which have an original maturity of three months or less and are not exposed to significant valuation risks.	7. Cash and cash equivalents The same standards with the previous fiscal year

Changes in accounting policies

Previous fiscal year (From December 1, 2005 to November 30, 2006)	Current fiscal year (From December 1, 2006 to November 30, 2007)
(Accounting Standard for Impairment of Fixed Assets) The Company adopts the Accounting Standard for Impairment of Fixed Assets ("Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets "issued by the Business Accounting Council on August 9, 2002) and the Guidance on Accounting for Impairment of Fixed Assets (Accounting Standard Board of Japan Guidance No.6 issued by Accounting Standard Board of Japan on October 31, 2003) from the current fiscal year. The standard is to be applied for the fiscal year beginning on or after April 1, 2005. As a result, net income before income taxes decreased by ¥ 164 million. Accumulated loss on impairment is directly deducted from the related assets.	———
(Accounting Standard for Presentation of Net Assets in the Balance Sheet) The Company adopts the Accounting Standard for Presentation of Net Assets in the Balance Sheet (Accounting Standard Board of Japan Statement No.5 issued by Accounting Standard Board of Japan on December 9, 2005) and the Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet (Accounting Standard Board of Japan Guidance No.8 issued by Accounting Standard Board of Japan on December 9, 2005) from the current fiscal year. The equivalent amount of the total shareholders' equity regulated formerly is ¥ 137,344 million.	———

Reclassification

Previous fiscal year (From December 1, 2005 to November 30, 2006)	Current fiscal year (From December 1, 2006 to November 30, 2007)
(Consolidated Balance Sheets) ―――――	(Consolidated Balance sheets) 1. Certificate of deposit which had been included in "Cash and deposit" in the previous fiscal year has been accounted for "Securities" starting from the current fiscal year in accordance with the revised Regulations for the Consolidated Financial Statements. The balances of certificate of deposit as of November 30, 2006 and November 30, 2007 are 5,000 million yen and 5,000 million yen, respectively.
(Consolidated Statements of Income) 1. As reversal of allowance for doubtful accounts included in extraordinary gains in the previous fiscal year, exceeded 10% of the aggregate amount of extraordinary gains in the current fiscal year, the Company changed to the method reporting as an independent account by reclassifying other accounts, and reversal of allowance for doubtful accounts included in extraordinary gains in the previous fiscal year was ¥ 8 million.	(Consolidated Statements of Income) ―――――
(Consolidated Statements of Cash Flows) ―――――	(Consolidated Statements of Cash Flows) 1. Amortization of consolidation adjustments identified in the previous fiscal year is presented as Amortization of goodwill from the current fiscal year in accordance with the revised Regulations for the Consolidated Financial Statements. 2. As "Increase in prepaid pension cost" included in "Decrease in reserve for retirement benefits" in the previous fiscal year, have a significant effect on the cash flows from operating activities in the current fiscal year, the Company changed to the method reporting as an independent account by reclassifying other accounts, and "Increase in prepaid pension cost" included in "Decrease in reserve for retirement benefits" in the previous fiscal year was - ¥ 3,362 million.

Notes

Consolidated Balance Sheets

Previous fiscal year (As of November 30, 2006)	Current fiscal year (As of November 30, 2007)
1. *1. Pledged assets and secured debts	1. *1. Pledged assets and secured debts

Previous fiscal year (As of November 30, 2006)

1. *1. Pledged assets and secured debts

(Millions of yen)

Pledged assets:	
Buildings and structures	3,369
Machinery, equipment and transportation equipment	61
Land	6,839
Other (Tangible fixed assets)	56
Total	10,326
Secured debts:	
Short-term loans payable	3,635
Long-term loans payable	3,058
Total	6,694

2. Contingent liabilities

Liabilities for guarantee

The amounts of liabilities guaranteed under joint signature are as follows;

(Millions of yen)

Debtor	Amount	Contents
Employees	476	Bank loan, etc.
THAI Q.P. CO.,LTD.	2	Bank loan
KEWPIE (THAILAND) CO.,LTD.	26	Bank loan
Osaka San-ei Logistics Corporation	8	Bank loan
Total	513	

3. *2. Investments in non-consolidated subsidiaries and affiliated companies, are as follows;

Investment in securities ¥4,075 million

Sundry investments ¥ 295 million

Current fiscal year (As of November 30, 2007)

1. *1. Pledged assets and secured debts

(Millions of yen)

Pledged assets:	
Buildings and structures	2,960
Machinery, equipment and transportation equipment	23
Land	5,691
Other (Tangible fixed assets)	0
Total	8,676
Secured debts:	
Short-term loans payable	2,131
Long-term loans payable	2,748
Total	4,880

2. Contingent liabilities

Liabilities for guarantee

The amounts of liabilities guaranteed under joint signature are as follows;

(Millions of yen)

Debtor	Amount	Contents
Employees	520	Bank loan, etc.
THAI Q.P. CO.,LTD.	2	Bank loan
KEWPIE (THAILAND) CO.,LTD.	3	Bank loan
Shanghai KRS Logistics Corporation	203	Guarantee for the Financial Institution originally guaranteeing debtor's contract fulfillment
Total	730	

3. *2. Investments in non-consolidated subsidiaries and affiliated companies, are as follows;

Investment in securities ¥4,081 million

Sundry investments ¥ 408 million

Consolidated Statements of Income

Previous fiscal year (From December 1, 2005 to November 30, 2006)	Current fiscal year (From December 1, 2006 to November 30, 2007)
1. *1. Main components of selling, general and administrative expenses are as follows; Warehousing and carrying charges ¥26,645 million Sales promotion expense ¥23,921 million Research and development costs ¥ 3,196 million Advertising and general publicity expense ¥ 8,897 million Payroll expense ¥14,396 million Depreciation expense ¥ 1,698 million Reserve for bonuses ¥ 848 million Reserve for directors' and corporate auditors' retirement pay ¥ 198 million Reserve for retirement benefits ¥ 498 million	1. *1. Main components of selling, general and administrative expenses are as follows; Warehousing and carrying charges ¥27,295 million Sales promotion expense ¥22,182 million Research and development costs ¥ 3,229 million Advertising and general publicity expense ¥ 8,799 million Payroll expense ¥14,961 million Depreciation expense ¥ 1,587 million Reserve for bonuses ¥ 408 million Reserve for directors' and corporate auditors' retirement pay ¥ 220 million Reserve for retirement benefits ¥ 366 million
2. *2. The total amounts of research and development costs are ¥3,196 million and all of them are included in general and administrative expense.	2. *2. The total amounts of research and development costs are ¥3,229 million and all of them are included in general and administrative expense.
3. *3. Gains on sales of fixed assets are as follows; Buildings and structures ¥110 million Machinery, equipment and transportation equipment ¥ 16 million Land ¥ 13 million Other ¥ 0 million Total ¥141 million	3. *3. Gains on sales of fixed assets are as follows; Buildings and structures ¥15 million Machinery, equipment and transportation equipment ¥11 million Total ¥26 million
4. *4. Losses on sales of fixed assets are as follows: Buildings and structures ¥15 million Machinery, equipment and transportation equipment ¥11 million Land ¥ 0 million Total ¥27 million	4. *4. Losses on sales of fixed assets are as follows: Machinery, equipment and transportation equipment ¥ 6 million Land ¥11 million Other ¥ 0 million Total ¥17 million
5. *5. Losses on disposal of fixed assets are as follows: Buildings and structures ¥418 million Machinery, equipment and transportation equipment ¥402 million Land ¥ 1 million Other ¥116 million Total ¥939 million	5. *5. Losses on disposal of fixed assets are as follows: Buildings and structures ¥316 million Machinery, equipment and transportation equipment ¥401 million Other ¥ 32 million Total ¥750 million

Previous fiscal year (From December 1, 2005 to November 30, 2006)	Current fiscal year (From December 1, 2006 to November 30, 2007)
6. *6. Losses on impairment of fixed assets The Company and subsidiaries recognized loss on impairment for the following group of assets in the current fiscal year.	6. *6. Losses on impairment of fixed assets The Company and subsidiaries recognized loss on impairment for the following group of assets in the current fiscal year.

Previous fiscal year:

Location	Use	Item	Loss on impairment (Millions of yen)
Tochigi,etc.	Idol properties (2 properties)	Land	112
Nagano	Idol properties (2 properties)	Land	29
Okayama,etc.	Factories (2 properties)	Land	17
		Buildings and structures	4

Current fiscal year:

Location	Use	Item	Loss on impairment (Millions of yen)
Tokyo	Office	Land	143
		Buildings and structures,etc.	83

Previous fiscal year:

The Company and subsidiaries classified in principle the fixed assets into groups by the type of respective operation and business place based on the management accounting units on which revenue and expenditure continuously are taken in.

In the current fiscal year, the book value of the idol properties was written down to the recoverable amount by ¥ 164 million, accounted for as an extraordinary loss, due to decline of their land prices. Recoverable amount is measured by net sales amounts based on the estimated sales amounts.

7. ――――

8. ――――

Current fiscal year:

The Company and subsidiaries classified in principle the fixed assets into groups by the type of respective operation and business place based on the management accounting units on which revenue and expenditure continuously are taken in.

In the current fiscal year, the book value of the office was written down to the recoverable amount by ¥ 227 million, accounted for as an extraordinary loss, due to decline of profitability.

Recoverable amount is measured by net sales amounts based on the estimated sales amounts.

7. *7. Subsidy received mainly comprised of subsidy for construction of Fuji Yoshida factory of Q.P. Corporation (as subsidy for the promotion of industrial site).

8. *8. Compensation for removal is a compensation for transfer of Miyazaki Factory, which had been owned by Q.P. Egg Corporation.

Consolidated Statements of Changes in Net Assets

Previous fiscal year (From December 1, 2005 to November 30, 2006)

1. Total numbers and periodic changes of outstanding shares and treasury stock by class

	Outstanding shares by class	Treasury stock by class
	Common stock	Common stock
Number of shares at the end of previous fiscal year	155,464,515 shares	2,527,890 shares
Increase in number of shares	—	8,258 shares
Decrease in number of shares	—	234,000 shares
Number of shares at the end of current fiscal year	155,464,515 shares	2,302,148 shares

(Notes)
1. Increase in number of common stock of treasury stock is due to acquisition of the odd stock.
2. Decrease in number of common stock of treasury stock is due to exercise of the former stock subscription rights in accordance with the Article 210-2 of the pre commercial code revision.

2. Dividend

(1) Dividends from surplus

The resolution matter of the 93rd shareholders' meeting held at February 22, 2006

(1) Total amounts of dividend:	¥ 994 million
(2) Dividend per share	¥ 6.50
(3) Record date	November 30, 2005
(4) Effective date	February 22, 2006

The resolution matter of the board of directors' meeting held at July 10, 2006

(1) Total amounts of dividend:	¥ 995 million
(2) Dividend per share	¥ 6.50
(3) Record date	May 31, 2006
(4) Effective date	August 8, 2006

(2) Dividends whose effective date is after the end of current fiscal year and record date is included in the current fiscal year

The resolution matter of the 94th shareholders' meeting held at February 23, 2007

(1) Total amounts of dividend:	¥1,149 million
(2) Dividend resource	Earned surplus
(3) Dividend per share	¥ 7.50
(4) Record date	November 30, 2006
(5) Effective date	February 26, 2007

Current fiscal year (From December 1, 2006 to November 30, 2007)

1. Total numbers and periodic changes of outstanding shares and treasury stock by class

	Outstanding shares by class	Treasury stock by class
	Common stock	Common stock
Number of shares at the end of previous fiscal year	155,464,515 shares	2,302,148 shares
Increase in number of shares	—	374,804 shares
Decrease in number of shares	—	—
Number of shares at the end of current fiscal year	155,464,515 shares	2,676,952 shares

(Notes)

Increase in number of common stock of treasury stock is due to acquisition of the odd stock of 8,904 shares and to acquisition of the stock of 365,900 shares in accordance with the Article 156 of corporate law which is applied by the third paragraph of Article 165 of corporate law.

2. Dividend

(1) Dividends from surplus

The resolution matter of the 94th shareholders' meeting held at February 23, 2007

(1) Total amounts of dividend:	¥ 1,149 million
(2) Dividend per share	¥ 7.50
(3) Record date	November 30, 2006
(4) Effective date	February 26, 2007

The resolution matter of the board of directors' meeting held at July 10, 2007

(1) Total amounts of dividend:	¥ 1,069 million
(2) Dividend per share	¥ 7.00
(3) Record date	May 31, 2007
(4) Effective date	August 8, 2007

(2) Dividends whose effective date is after the end of current fiscal year and record date is included in the current fiscal year

The resolution matter of the board of directors' meeting held at January 11, 2008

(1) Total amounts of dividend:	¥ 1,069 million
(2) Dividend resource	Earned surplus
(3) Dividend per share	¥ 7.00
(4) Record date	November 30, 2007
(5) Effective date	February 25, 2008

Consolidated Statements of Cash Flows

Previous fiscal year (From December 1, 2005 to November 30, 2006)

1. *1. Cash and cash equivalents comprise as follows:
(As of November 30, 2006)

Cash and deposits	¥ 22,179 million
(Deduction)	
Time deposits with maturity over three months	¥ (966 million)
Cash and cash equivalents	¥ 21,212 million

Current fiscal year (From December 1, 2006 to November 30, 2007)

1. *1. Cash and cash equivalents comprise as follows:
(As of November 30, 2007)

Cash and deposits	¥ 26,603 million
Time deposits with maturity over three months	¥ (3,903 million)
Certificate of deposit included in securities	¥ 5,000 million
Cash and cash equivalents	¥ 27,699 million

Lease Transactions

Previous fiscal year (From December 1, 2005 to November 30, 2006)	Current fiscal year (From December 1, 2006 to November 30, 2007)

Previous fiscal year (From December 1, 2005 to November 30, 2006)

1. Finance lease transactions other than those which are deemed to transfer the ownership of leased assets to lessees
   (1) Estimated acquisition cost, accumulated depreciation, and estimated value of lease properties

(Millions of yen)

	Estimated acquisition cost	Accumulated depreciation	Estimated value
Machinery, equipment and transportation equipment	16,782	8,192	8,590
Tangible fixed assets – Other	7,363	3,236	4,126
Computer software	168	78	90
Total	24,314	11,507	12,807

(2) Future lease payments

Due within one year	¥ 4,158 million
Due over one year	¥ 8,660 million
Total	¥ 12,818 million

(3) Lease payments, depreciation, and estimated interest expense

Lease payments	¥ 4,618 million
Depreciation expense	¥ 4,199 million
Estimated interest expense	¥ 300 million

(4) Method of depreciation
Depreciation expense is calculated by the straight-line method by considering lease period to be useful life and scrap value to be zero.

(5) Calculation method of estimated interest expense
Interest which is separated from the aggregate lease amounts, is calculated as the difference between the aggregate lease amounts on contracts and the presumed costs considered to be acquired by lesser. Such calculated interest is allocated to the respective fiscal years by the interest-method.

2. Operating lease transactions
   Future lease payments

Due within one year	¥ 68 million
Due over one year	¥ 111 million
Total	¥ 179 million

(Note)
The item concerning loss on impairment of fixed assets is omitted because none of the loss is allocated to lease assets.

Current fiscal year (From December 1, 2006 to November 30, 2007)

1. Finance lease transactions other than those which are deemed to transfer the ownership of leased assets to lessees
   (1) Estimated acquisition cost, accumulated depreciation, and estimated value of lease properties

(Millions of yen)

	Estimated acquisition cost	Accumulated depreciation	Estimated value
Machinery, equipment and transportation equipment	15,797	7,684	8,113
Tangible fixed assets – Other	6,747	3,496	3,250
Computer software	397	164	232
Total	22,941	11,345	11,596

(2) Future lease payments

Due within one year	¥ 3,769 million
Due over one year	¥ 7,843 million
Total	¥ 11,613 million

(3) Lease payments, depreciation, and estimated interest expense

Lease payments	¥ 4,585 million
Depreciation expense	¥ 4,232 million
Estimated interest expense	¥ 290 million

(4) Method of depreciation
The same method with the previous fiscal year

(5) Calculation method of estimated interest expense
The same method with the previous fiscal year

2. Operating lease transactions
   Future lease payments

Due within one year	¥ 71 million
Due over one year	¥ 97 million
Total	¥ 168 million

(Note)
The same method with previous fiscal year

Securities

Securities

1. Held-to-maturity bonds with fair value

(Millions of yen)

	Description	Previous fiscal year (As of November 30, 2006)			Current fiscal year (As of November 30, 2007)		
		Book value	Fair value	Unrealized gain (loss)	Book value	Fair value	Unrealized gain (loss)
Bonds whose fair value exceeds their book value	(1) Government and local bonds	—	—	—	—	—	—
	(2) Debentures	—	—	—	—	—	—
	(3) Other	—	—	—	—	—	—
	Sub-total	—	—	—	—	—	—
Bonds whose book value exceeds their fair value	(1) Government and local bonds	—	—	—	—	—	—
	(2) Debentures	—	—	—	—	—	—
	(3) Other	1,000	771	(228)	1,000	805	(194)
	Sub-total	1,000	771	(228)	1,000	805	(194)
Total		1,000	771	(228)	1,000	805	(194)

2. Other securities with fair value

(Millions of yen)

	Description	Previous fiscal year (As of November 30, 2006)			Current fiscal year (As of November 30, 2007)		
		Acquisition cost	Book value	Unrealized gain (loss)	Acquisition cost	Book value	Unrealized gain (loss)
Securities whose book value exceeds their acquisition cost	(1) Stocks	8,064	16,235	8,170	7,221	13,377	6,155
	(2) Bonds						
	(a) Government and local bonds	—	—	—	—	—	—
	(b) Debentures	—	—	—	—	—	—
	(c) Other	—	—	—	—	—	—
	(3) Other	2	3	1	33	35	1
	Sub-total	8,066	16,238	8,172	7,255	13,412	6,157
Securities whose acquisition cost exceeds their book value	(1) Stocks	612	544	(68)	1,641	1,423	(217)
	(2) Bonds						
	(a) Government and local bonds	—	—	—	—	—	—
	(b) Debentures	—	—	—	—	—	—
	(c) Other	—	—	—	—	—	—
	(3) Other	22	21	(0)	9	8	(1)
	Sub-total	634	565	(69)	1,651	1,432	(218)
Total		8,701	16,804	8,103	8,906	14,845	5,938

(Note) The Company wrote down by ¥ 53 million (including ¥ 34 million of other securities with fair value) in the previous fiscal year and by ¥ 35 million (including ¥ 5 million of other securities with fair value) in the current fiscal year against securities with a remarkable decline in the value of investment, respectively.

3. Sales of other securities in the previous fiscal year and the current fiscal year

(Millions of yen)

Previous fiscal year (From December 1, 2005 to November 30, 2006)			Current fiscal year (From December 1, 2006 to November 30, 2007)		
Aggregate Sales amount	Gain	Loss	Aggregate sales amount	Gain	Loss
232	65	(0)	956	141	(3)

4. Principal securities with no fair value

(Millions of yen)

Description	Previous fiscal year (As of November 30, 2006)	Current fiscal year (As of November 30, 2007)
	Book value	Book value
(1) Held-to-maturity bonds		
Domestic bonds of private placement	12	—
(2) Other securities		
Certificate of deposit	—	5,000
Unlisted stocks	2,814	2,060

5. Redemption schedule of securities with maturity and held-to-maturity bonds of other securities

(Millions of yen)

Description	Previous fiscal year (As of November 30, 2006)				Current fiscal year (As of November 30, 2007)			
	Within one year	Over one year within five years	Over five years within ten years	Over ten years	Within one year	Over one year within five years	Over five years within ten years	Over ten years
1. Bonds								
(1) Government and local bonds	—	—	—	—	—	—	—	—
(2) Debentures	—	—	—	—	—	—	—	—
(3) Other	12	—	—	1,000	—	—	—	1,000
2. Other	—	—	—	—	5,000	—	—	—
Total	12	—	—	1,000	5,000	—	—	1,000

Derivative Financial Transactions

1. Matters concerning derivative financial transactions

Previous fiscal year (From December 1, 2005 to November 30, 2006)	Current fiscal year (From December 1, 2006 to November 30, 2007)
(1) Types of derivative financial transactions The Company and three consolidated subsidiaries, Dispen Pak Japan Co., Inc., S. Y. Promotion Co., Ltd., Y. M. Kyuso Corporation enter into the forward exchange contracts, interest swap agreements, crude oil price collar option contracts and crude oil price swap agreements.	(1) Types of derivative financial transactions The Company and four consolidated subsidiaries, K.R.S. Corporation, Dispen Pak Japan Co., Inc., S. Y. Promotion Co., Ltd., Y. M. Kyuso Corporation enter into the forward exchange contracts, interest swap agreements, crude oil price collar option contracts and crude oil price swap agreements.
(2) Policies of derivative financial transactions The Company and three consolidated subsidiaries never conduct speculative transactions.	(2) Policies of derivative financial transactions The Company and four consolidated subsidiaries never conduct speculative transactions.
(3) Purposes of derivative financial transactions The Company and three consolidated subsidiaries enter into derivative agreements to hedge risks from fluctuation in foreign exchange rates and light and heavy oil price, and from fluctuating of interest rate and never make use of them for the purpose of speculative transactions.	(3) Purposes of derivative financial transactions The Company and four consolidated subsidiaries enter into derivative agreements to hedge risks from fluctuation in foreign exchange rates and light and heavy oil price, and from fluctuating of interest rate and never make use of them for the purpose of speculative transactions.
(4) Risk in derivative financial transactions Derivative financial transactions' contracts involve risks of fluctuation in foreign exchange rates, risks from fluctuation in light and heavy oil price, and from fluctuating of interest rate. Those risks are offset by the mutual risks of assets and liabilities of hedge items. The Company and three consolidated subsidiaries recognize that there are little credit risks from non-fulfillment of contract, because the business connections are creditable domestic banks.	(4) Risk in derivative financial transactions Derivative financial transactions' contracts involve risks of fluctuation in foreign exchange rates, risks from fluctuation in light and heavy oil price, and from fluctuating of interest rate. Those risks are offset by the mutual risks of assets and liabilities of hedge items. The Company and four consolidated subsidiaries recognize that there are little credit risks from non-fulfillment of contract, because the business connections are creditable domestic banks.
(5) Risk management The Company executes derivative financial transactions according to the internal regulations by Production Division and Treasury Division and all the results of derivative financial transaction are reported to the head of Treasury Division. And the general control division mainly controls derivative financial transactions of three consolidated subsidiaries and all the results of them are reported to the director in charge of its division.	(5) Risk management The Company executes derivative financial transactions according to the internal regulations by Production Division and Treasury Division and all the results of derivative financial transaction are reported to the head of Treasury Division. And the general control division mainly controls derivative financial transactions of four consolidated subsidiaries and all the results of them are reported to the director in charge of its division.

2. Matters concerning fair value

Derivative financial transactions

There are no derivative financial transactions except for transactions for which hedge accounting is applied.

Retirement Benefits

1. Summary of retirement benefit system

(1) The Company and twelve consolidated subsidiaries including San-ei Provisions Co.,Ltd. and Co-op Food Products Co., Ltd. have a defined benefit pension plan covering all of the retirement payable for their employees. And the Company established trust to cover retirement benefit obligations.

Twenty-six consolidated companies including Q.P.Egg Corporation, Kewpie Jyozo Co., Ltd., K.R.S. Corporation, Kanae Foods Co., Ltd., and Zenno Q.P. Egg Station Co., Ltd. have a defined benefit pension plan and a lump-sum grants system covering a part of the retirement payable for their employees.

As a result, twenty-six companies of all the consolidated subsidiaries have the lamp-sum grant system. In addition, excluding the above, one system of Fund-Type and two systems of Contract-Type concerning the defined benefit system, two systems concerning the employees' welfare pension funds, and six systems concerning the tax-qualified pension system are adopted every systems by the company and some companies.

2. Retirement benefit obligations

(Millions of yen)

	Previous fiscal year (As of November 30, 2006)	Current fiscal year (As of November 30, 2007)
(1) Retirement benefit obligations	(57,339)	(58,019)
(2) Pension fund assets	66,283	68,413
(3) Unfunded retirement benefit obligations	8,943	10,393
(4) Unrecognized actuarial losses	7,199	8,713
(5) Unrecognized prior service liabilities	(8,216)	(7,296)
(6) Net retirement benefit obligation recognized in the consolidated balance sheet	7,926	11,810
(7) Reserve for retirement benefits	(2,574)	(2,296)
(8) Prepaid pension cost	10,500	14,107

3. Retirement benefit costs

(Millions of yen)

	Previous fiscal year (From December 1, 2005 to November 30, 2006)	Current fiscal year (From December 1, 2006 to November 30, 2007)
(1) Service costs	1,860	1,912
(2) Interest costs	1,191	1,201
(3) Expected return on pension fund assets	(2,098)	(2,279)
(4) Recognition of prior service liabilities	(904)	(903)
(5) Amortization of actuarial losses	990	985
Retirement benefit costs	1,039	916

(Note) The costs which the companies to which employees are on loan, and employees themselves should bear, are excluded from service costs.

4. Calculation basis of retirement benefit obligations

	Previous fiscal year (As of November 30, 2006)	Current fiscal year (As of November 30, 2007)
(1) Discount rate	2.3%	2.3%
(2) Expected return rate on pension fund assets	4.0%	4.0%
(3) Recognition method of the projected retirement benefit obligations	Straight-line method	Straight-line method
(4) Recognition term of prior service liabilities	Twelve years except for K.R.S.Corporation (from ten to thirteen years)	Twelve years except for K.R.S.Corporation (from ten to thirteen years)
(5) Amortization term of actuarial gains or losses	Twelve years except for K.R.S.Corporation (from ten to thirteen years) Actuarial gains or losses are amortized by the straight-line method over a certain period within an average remaining service period of employees from the next year of the respective accrual years.	Twelve years except for K.R.S.Corporation (from ten to thirteen years) Actuarial gains or losses are amortized by the straight-line method over a certain period within an average remaining service period of employees from the next year of the respective accrual years.

Tax-Effect Accounting

(Millions of yen)

	Previous fiscal year (As of November 30, 2006)	Current fiscal year (As of November 30, 2007)
1. The principal details of deferred tax assets and liabilities are as follows:		
Deferred tax assets		
Unrealized gains	1,649	1,709
Reserve for sales rebates	503	534
Reserve for bonuses	705	390
Accrued enterprise taxes	293	336
Reserve for directors' and corporate auditors' retirement pay	496	360
Reserve for retirement benefits	504	946
Trust to cover retirement benefit obligations	1,442	1,442
Allowance for doubtful accounts	399	133
Write-down of golf course memberships	225	123
Deficit carried forward on tax	1,054	1,158
Other	1,333	829
Sub-total deferred tax assets	8,609	7,965
Valuation reserve	(1,730)	(1,840)
Total deferred tax assets	6,878	6,125
Deferred tax liabilities		
Prepaid pension costs	(4,440)	(5,911)
Valuation difference of fixed assets	(965)	(965)
Reserve for deduction entry of property by purchase	(1,543)	(1,549)
Valuation difference on available-for-sale securities	(3,154)	(2,352)
Other	(344)	(825)
Total deferred tax liabilities	(10,447)	(11,604)
Net deferred tax assets	(3,569)	(5,479)
Net deferred tax assets included in the consolidated balance sheets are as follows:		
Current assets — deferred tax assets	2,305	1,768
Fixed assets — deferred tax assets	844	489
Current liabilities — deferred tax liabilities	(11)	(5)
Long-term liabilities — deferred tax liabilities	(6,707)	(7,732)
2. The principal details of the material differences between the statutory effective tax rate and the actual burden tax rate after application of tax - effect accounting		
The statutory effective tax rate	40.7%	40.7%
(Adjustments)		
Valuation reserve	2.1%	4.7%
Loss carry forward of consolidated subsidiaries not to have recognized tax-effect	1.0%	(0.9%)
Permanent exclusion from expenses	1.2%	1.3%
Tax free income	(0.4%)	(0.3%)
Capita levy on inhabitant tax	1.3%	1.2%
Other	0.1%	(0.3%)
Actual burden tax rate after the application of tax effect accounting	46.0%	46.4%

Segment Information

1. Segment information of business line

Previous fiscal year (From December 1, 2005 to November 30, 2006)

(Millions of yen)

	Foodstuffs	Distribution	Total	Elimination and/or addition	Consolidated
1. Sales and operating income					
Sales					
(1) Sales to customers	366,581	89,485	456,067	—	456,067
(2) Internal sales or transfers to/from segments	10	24,215	24,226	(24,226)	—
Total	366,592	113,701	480,293	(24,226)	456,067
Operating expenses	349,930	110,384	460,315	(18,408)	441,907
Operating income	16,661	3,316	19,977	(5,817)	14,159
2. Allocated assets, depreciation expense, loss on impairment of fixed assets and capital expenditure					
Assets	196,228	63,302	259,530	30,656	290,186
Depreciation expense	9,981	2,069	12,051	111	12,162
Loss on impairment of fixed assets	164	—	164	—	164
Capital expenditure	12,613	2,654	15,268	48	15,316

(Notes) a. Methods determining business segments
Business segments are classified based on business line.

b. Main products of each business segment

Business segment	Main Products
Foodstuffs	Mayonnaise and dressings, Fruit applications and cooked foods, Egg products, Healthcare products, Vegetables and salads
Distribution	Storage and transportation

c. Operating expenses that cannot be allocated to segments, mainly belong to the general control division in the head office of the Company, K.System Co., Ltd. and Kewpie Ai Co., Ltd.. Those amounts included in Elimination and/or addition on the column of the above table, are ¥ 5,886 million.

d. Assets that cannot be allocated to segments mainly consist of spare working funds and investment capital (cash, deposits and investment in securities) and belong to the general control division in the head office of the Company, K.System Co., Ltd. and Kewpie Ai Co., Ltd.. Those amounts included in Elimination and/or addition on the column of the above table, are ¥ 39,536 million.

e. Long-term prepaid expenses are included in capital expenditure and their depreciation in depreciation expense.

f. Change in accounting policies
Reserve for directors' and corporate auditors' bonuses
The Company and consolidated subsidiaries adopted the Accounting Standard for Directors' Bonus (Accounting Standard Board of Japan Statement No.4 issued by Accounting Standard Board of Japan on November 29, 2005) from the current fiscal year. The standard is to be applied for the fiscal year ending on or after May 1, 2006, on which the Corporate Law takes effective.
As a result, operating expenses in the Foodstuffs business increased by ¥ 14 million and operating income decreased by the same amounts, and operating expenses in the Distribution business increased by ¥ 46 million and operating income decreased by the same amounts.
Operating expenses that cannot be allocated to particular segments, increased by ¥ 30 million.

Reserve for retirement benefit
The Company and consolidated subsidiaries adopted the Partial Revision of Accounting Standard for Retirement Benefits (Accounting Standard Board of Japan Statement No.3 issued by Accounting Standard Board of Japan on March 16, 2005) and the Guidance on Partial Revision of Accounting Standard for Retirement Benefits (Accounting Standard Board of Japan Guidance No.7 issued by Accounting Standard Board of Japan on March 16, 2005) from the current fiscal year. The standard is to be applied for the fiscal year beginning on or after April 1, 2005.
As a result, operating expenses in the Foodstuffs business decreased by ¥ 437 million and operating income increased by the same amounts. Operating expenses that cannot be allocated to particular segments, decreased by ¥ 32 million.

Current fiscal year (From December 1, 2006 to November 30, 2007)

(Millions of yen)

	Foodstuffs	Distribution	Total	Elimination and/or addition	Consolidated
1. Sales and operating income					
Sales					
(1) Sales to customers	375,841	92,164	468,006	—	468,006
(2) Internal sales or transfers to/from segments	14	24,152	24,166	(24,166)	—
Total	375,855	116,317	492,173	(24,166)	468,006
Operating expenses	358,186	114,128	472,314	(20,133)	452,181
Operating income	17,669	2,189	19,858	(4,033)	15,824
2. Allocated assets, depreciation expense, loss on impairment of fixed assets and capital expenditure					
Assets	191,470	64,199	255,669	37,153	292,823
Depreciation expense	9,785	2,495	12,281	107	12,388
Loss on impairment of fixed assets	227	—	227	—	227
Capital expenditure	8,906	2,234	11,140	122	11,263

(Notes) a. Methods determining business segments
Business segments are classified based on business line.

b. Main products of each business segment

Business segment	Main Products
Foodstuffs	Condiments and Processed Foods, Health Function Products, Egg Products, Salads and Prepared Foods
Distribution	Storage and Transportation

c. Operating expenses that cannot be allocated to segments, mainly belong to the general control division in the head office of the Company, K.System Co., Ltd. and Kewpie Ai Co., Ltd.. Those amounts included in Elimination and/or addition on the column of the above table, are ¥4,098 million.

d. Assets unable to allocate to segments consist mainly of spare working funds and investment capital (cash, deposits, securities and investment in securities) and belong to the general control division in the head office of the Company, K.System Co., Ltd. and Kewpie Ai Co., Ltd.. Those amounts included in Elimination and/or addition on the column of the above table, are ¥44,550 million.

e. Long-term prepaid expenses are included in capital expenditure and their depreciation in depreciation expense.

f. The change of the method of the allocation of Operating expenses and assets unable to allocate to segments.

Most of the operating expenses of the general control division in the head office of the Company, K.System Co., Ltd. and Kewpie Ai Co., Ltd. were included in "Elimination and /or addition" on the column of the above table, but with the establishment of the medium-term management plan, we reconsider the method of the allocation of operating expenses. As a result, we have partly changed the method of the allocation to the way by which we allocate the operating expenses to the rate of the services from the current fiscal year.

With this change, part of assets, depreciation expense and capital expenditure which were included in "Elimination and /or addition" are included in each segment.

By this change, the operating expenses of "Foodstuffs" increase by ¥1,734 million and the operating income decreases by the same amounts, and "Elimination and/or addition" decreases by ¥1,734 million and the operating income increases by the same amounts.

Assets, depreciation expense and capital expenditure of "Foodstuffs" also increase by ¥891 million, ¥34 million and ¥39 million, respectively and "Elimination and/or addition" decreases by the same amounts, respectively.

If we adopt this new method the segment information of business line in the previous fiscal year is as follows;

Previous fiscal year (From December 1, 2005 to November 30, 2006)

(Millions of yen)

	Foodstuffs	Distribution	Total	Elimination and/or addition	Consolidated
1. Sales and operating income					
Sales					
(1) Sales to customers	366,581	89,485	456,067	—	456,067
(2) Internal sales or transfers to/from segments	10	24,215	24,226	(24,226)	—
Total	366,592	113,701	480,293	(24,226)	456,067
Operating expenses	351,821	110,384	462,206	(20,299)	441,907
Operating income	14,771	3,316	18,087	(3,927)	14,159
2. Allocated assets, depreciation expense, loss on impairment of fized assets and capital expenditure					
Assets	197,178	63,302	260,480	29,705	290,186
Depreciation expense	10,035	2,069	12,104	57	12,162
Loss on impairment of fixed assets	164	—	164	—	164
Capital expenditure	12,633	2,654	15,287	29	15,316

2. Geographical business

Segment information of geographical business is not disclosed since the proportion of domestic sales and assets in the fiscal years ended November 30, 2006 and 2007, exceeds 90% to the total amounts of segment sales and segment assets, respectively.

3. Overseas sales amounts

Segment information of overseas sales amounts is not disclosed since the overseas sales amounts in the fiscal years ended November 30, 2006 and 2007, are less than 10% of consolidated sales, respectively.

Related Party Transactions

Previous fiscal year (From December 1, 2005 to November 30, 2006)

Parent company, principal corporate shareholders, and other

(Millions of yen)

Attribution	Corporate name	Address	Capital stock	Principal business	Percentage of voting rights	Relationship		Transaction		Amount	Account	End of year
						Number of interlocking directors and corporate auditors	On business					
Principal corporate shareholders and other affiliated companies	Nakashimato Co., Ltd.	Shibuya-ku, Tokyo	50	Sales of processed foodstuffs	Direct 17.2% Indirect 3.2%	4 persons	Purchase of products	Operating	Purchase of products	41,067	Accounts payable – trade	7,021

Transaction's term and policy

1. Purchase prices of products are determined in accordance with the general transaction's term in consideration of the market prices.
2. In comparison with the tables of the previous fiscal year and the current fiscal year, the remarkable decrease in the amount of non-operating transactions and its balance of end of year resulted from spinning the information system division of Nakashimato Co., Ltd. on April 1, 2005 off To Solusions Co., Ltd., which was accounted for by the equity method.

(Note) Amounts in End of year include consumption taxes and those of Transactions exclude them.

Current fiscal year (From December 1, 2006 to November 30, 2007)

(1) Parent company, principal corporate shareholders, and other

(Millions of yen)

Attribution	Corporate name	Address	Capital stock	Principal business	Percentage of voting rights	Relationship		Transaction	Amount	Account	End of year
						Number of interlocking directors and corporate auditors	On business				
Principal corporate shareholders and other affiliated companies	Nakashimato Co., Ltd.	Shibuya-ku, Tokyo	50	Sales of processed foodstuffs	Direct 17.3% Indirect 3.2%	Director 4 persons	Purchase of products	Purchase of products	41,366	Accounts payable – trade	7,268

(Notes) 1. Amounts in End of year include consumption taxes and those of Transactions exclude them.

2. Transaction's term and policy
Purchase prices of products are determined in accordance with the general transaction's term in consideration of the market prices.

3. Nakashimato Co., Ltd. falls under the companies which director and the close relative own the majority of the voting right as follows.

(2) Directors, principal individual shareholders, and other

(Millions of yen)

Attribution	Corporate name	Address	Capital stock	Principal business	Percentage of voting right	Relationship: Number of interlocking directors and corporate auditors	Relationship: On business	Transaction	Amount	Account	End of year
The companies which director and the close relative own the majority of the voting right(including the subsidiary of the company	Touka Co.,Ltd. (*1)	Shibuya-ku,Tokyo	1,800	Business of renting property / Leasing business	3.2% owned,directly	Director 1person	Rent of the office	Rental expense	486	Investments and other assets (Other)	408
										Accounts payable-other	4
The companies which director and the close relative own the majority of the voting right(including the subsidiary of the company)	Tou Kewpie Co.,Ltd. (*2)	Shibuya-ku,Tokyo	10	Mail-order business	40% owning,directly	Director 2persons Employee 1person	Sales of products and expense transaction	Sales of products	1,091	Notes and accounts receivable-trade	199
								Expense	6,695	Accounts payable-other	885
The companies which director and the close relative own the majority of the voting right(including the subsidiary of the company	To Ad Kewpie Co.,Ltd. (*1)	Shibuya-ku,Tokyo	10	Service business	None	Employee 1person	Expense transaction and sales of products	Expense	1,140	Accounts payable-other	1,092
								Sales of products	3	Notes and accounts receivable-trade	3
The companies which director and the close relative own the majority of the voting right(including the subsidiary of the company	Minato Shokai Co.,Ltd. (*1)	Minato-ku,Tokyo	10	Wholesale of liquor and food	None	Director 1person	Sales of products, purchase of raw material and expense transaction	Sales of products	139	Notes and accounts receivable-trade	25
								Purchase of raw material	2	Notes and accounts payable-trade	0
								Expense	3	Accounts payable-other	2
The companies which director and the close relative own the majority of the voting right(including the subsidiary of the company)	To Solutions Co.,Ltd. (*3)	Shinjyuku-ku,Tokyo	90	Plan, development, sale, maintenance and operations support of the computer system	20% owning,directly	Director 2persons	Expense transaction	Expense	1,762	Accounts payable-other	217
The companies which director and the close relative own the majority of the voting right(including the subsidiary of the company)	Yu Shokai Co.,Ltd. (*4)	Shibuya-ku,Tokyo	10	Insurance agent	None	None	Rent of the office and expense transaction	Rental expense	96	Investments and other assets (Other)	102
								Expense	144	Accounts payable-other	0
The companies which director and the close relative own the majority of the voting right(including the subsidiary of the company)	T&A Co.,Ltd. (*5)	Shibuya-ku,Tokyo	100	Business of renting property	1.3% owned,directly	Director 1person	Rent of the dormitory	Welfare expense	65	Accounts payable-other	—

(Notes) 1. Amounts in End of year include consumption taxes and those of Transactions exclude them.

2. Transaction's term and policy
All prices are determined in accordance with the general transaction's term in consideration of the market prices.

3. *1 The company which Amane Nakashima, managing director of our company and the close relative own the majority of the voting right own 100% of the voting right directly
*2 The company which Amane Nakashima, managing director of our company and the close relative own the majority of the voting right own 60% of the voting right directly
*3 The company which Amane Nakashima, managing director of our company and the close relative own the majority of the voting right own 80% of the voting right directly
*4 Amane Nakajima, managing director of our company and the close relative own 100% of the voting right directly.
*5 Amane Nakajima, managing director of our company and the close relative own 89.5% of the voting right directly.

Consolidated Per Share Data

	Previous fiscal year (From December 1, 2005 to November 30, 2006)	Current fiscal year (From December 1, 2006 to November 30, 2007)
Net assets per share	¥ 896.69	¥ 925.46
Net income per share — primary	¥ 39.66	¥ 47.96
Net income per share — diluted	¥ 39.66	¥ —

(Notes) 1. Net income per share-diluted in the year ended November 30, 2007 is not presented because of no issue of potential stocks.
2. Calculation basis of net income per share and net income per share-diluted is as follows.

(Millions of yen)

	Previous fiscal year (From December 1, 2005 to November 30, 2006)	Current fiscal year (From December 1, 2006 to November 30, 2007)
Net income per share		
Net income	6,071	7,328
Amounts not attributable to common share	—	—
Net income attributable to common share	6,071	7,328
Weighted average number of common share	153,087 thousand shares	152,822 thousand shares
Net income per share — diluted		
Adjustments to net income	(0)	—
(Including interest expense after tax adjustment)	(—)	(—)
Increase in common share	0	—
(Including convertible bonds)	(—)	(—)
Summary of potential shares which were not included in calculation basis of net income per share — diluted because they do not have dilutive effects	Common shares for stock option granted of total treasury stock number regulated article 210, No.2 of Commercial Code before revision and whose rights lapsed by the expiration of execution period in the current fiscal year 876,000 shares Resolution at an ordinary general meeting of shareholders February 23, 2001 Exercise price ¥1,089 Execution period From December 1, 2003 to November 30, 2006	————

3. Calculation basis of net assets per share is as follows;

(Millions of yen)

	Previous fiscal year (From December 1, 2005 to November 30, 2006)	Current fiscal year (From December 1, 2006 to November 30, 2007)
Total amounts of net assets	156,217	161,140
The amounts subtract from total amounts of net assets	18,878	19,741
(Including minority interests)	(18,878)	(19,741)
The amount of net assets of common shares	137,339	141,398
Common shares at the end of the year	153,162,367 shares	152,787,563 shares

Significant Subsequent Events

Previous fiscal year (From December 1, 2005 to November 30, 2006)	Current fiscal year (From December 1, 2006 to November 30, 2007)
Repurchase of treasury stock For the purpose of executing the mobile capital policy, while complying with changes of the management circumstances, the Company resolved the repurchase of its own common share at the Board of Directors held on January 11, 2007 in accordance with the provision of Article 156 and Article 165 Paragraph 3 of the Company law. <u>The terms of repurchase</u> The Company can repurchase its own shares up to the maximum quantity 500,000 shares with the maximum amount ¥ 600 million by February 22, 2007. <u>The execution</u> 1. Method of repurchase: Tokyo stock exchange Trading Network-2 on the Tokyo Stock Exchange 2. Number of shares repurchased: 365,900 shares 3. Repurchase amount: ¥ 377 million 4. The date of repurchase: January 23, 2007	None

(e) Consolidated Supplementary Statements

1. Description of bonds

(Millions of yen)

Corporate name	Issue	Issue date	Beginning balance	Ending balance	Interest rate per annum	Pledged	Maturity
*1	The 1st unsecured bonds	November 4, 2005	10,000	10,000	0.82%	—	November 4, 2009
*2	Series of Unsecured Notes Guaranteed by Sumitomo Mitsui Banking Corporation (Limited to Qualified Institutional Investors)	March 13, 2006	500	500	0.65%	—	March 13, 2013
Total			10,500	10,500			

(Notes) *1: Issued by the Company
*2: Issued by the domestic subsidiary, S.Y. Promotion Co., Ltd.

The aggregate amount which will be redeemed every years in annual maturities for the next five years, is as follows:

(Millions of yen)

Within one year	Over one year within two years	Over two years within three years	Over three years within four years	Over four years within five years
—	10,000	—	—	—

2. Description of bank loans and other

(Millions of yen)

Item	Beginning balance	Ending balance	Average interest rate per annum (%)	Maturity
Short-term loans payable	9,875	12,168	2.298	—
Current portion of long-term loans payable	3,611	2,811	1.527	—
Long-term loans payable	19,260	17,695	1.361	From December 2008 to January 2014
Other interest-bearing debt	376	316	4.790	From December 2007 to March 2011
Total	33,124	32,992	—	—

(Notes) *1: Average interest rates are calculated by using interest rates and balance of loans payable at the balance sheet date.
*2: The annual aggregate amount repaid to banks for the next five years is as follows:

(Millions of yen)

	Over one year within two years	Over two years within three years	Over three years within four years	Over four years within five years
Long-term loans payable and other	4,489	975	11,673	715

(2) Other

None

Independent Auditors' Report

February 28, 2008

The Board of Directors
KEWPIE KABUSHIKI-KAISHA
(Q.P. Corporation)

ERNST & YOUNG SHIN NIHON

Designated and
Engagement Partner Takahashi Hidenori
Certified Public Accountant
(signed and sealed)

Designated and
Engagement Partner Sekiya Yasuo
Certified Public Accountant
(signed and sealed)

Designated and
Engagement Partner Takemoto Keisuke
Certified Public Accountant
(signed and sealed)

Pursuant to Paragraph 1 of Article 193-2 of the Financial Instruments and Exchange Law of Japan, we have audited the financial statements of KEWPIE KABUSHIKI-KAISHA presented in "Financial Conditions", of the 95th fiscal year from December 1, 2006 to November 30, 2007, namely, the balance sheet, the statement of income, the statement of changes in net assets, and the supplementary statements, all expressed in yen. These financial statements are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards, procedures and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KEWPIE KABUSHIKI-KAISHA at November 30, 2007, and the results of their operations for the year then ended in conformity with accounting principles and practices generally accepted in Japan.

We have no interest in the Company, which should be disclosed pursuant to the provision of the Certified Public Accountants' Law.

Independent Auditors' Report

February 23 2007

The Board of Directors
KEWPIE KABUSHIKI-KAISHA
(Q.P. Corporation)

ERNST & YOUNG SHIN NIHON

Designated and
Engagement Partner Takahashi Hidenori
Certified Public Accountant
(signed and sealed)

Designated and
Engagement Partner Takemoto Keisuke
Certified Public Accountant
(signed and sealed)

Pursuant to Article 193-2 of "The Securities and Exchange Law", we have audited the financial statements of KEWPIE KABUSHIKI-KAISHA presented in "Financial Conditions", of the 94th fiscal year from December 1, 2005 to November 30, 2006, namely, the balance sheet, the statement of income, the statement of changes in net assets, and the supplementary statements, all expressed in yen. These financial statements are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards, procedures and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KEWPIE KABUSHIKI-KAISHA at November 30, 2006, and the results of their operations for the year then ended in conformity with accounting principles and practices generally accepted in Japan.

As described in 6. (4) of significant accounting policies, the Company compiled the consolidated financial statements by adopting the Accounting Standard for Directors' bonus, which is to be applied for the current fiscal year.

As described in 6. (5) (d) of significant accounting policies, the Company compiled the consolidated financial statements by adopting the Partial Revision of Accounting Standard for Retirement Benefits, which is to be applied for the current fiscal year.

As described in changes in accounting policies, the Company compiled the consolidated financial statements by adopting the Accounting Standard for Impairment of Fixed Assets and the Accounting Standard for Presentation of Net Assets in the Balance Sheet, which are to be applied for the current fiscal year.

We have no interest in the Company, which should be disclosed pursuant to the provision of the Certified Public Accountants' Law.

2. Financial Statements (Non-Consolidated)

(1) Financial Statements

(a) Balance Sheets

(Millions of yen)

Account \ Term	Previous fiscal year (As of November 30, 2006) Amount		Component ratio	Current fiscal year (As of November 30, 2007) Amount		Component ratio
(Assets)			%			%
I. Current assets						
1. Cash and deposits		16,724			20,331	
2. Notes receivable		458			346	
3. Accounts receivable-trade (Note*1)		37,837			38,260	
4. Securities		—			5,000	
5. Purchased goods		2,731			2,983	
6. Products		3,005			3,479	
7. Raw materials		1,829			1,819	
8. Work in progress		58			55	
9. Supplies		334			247	
10. Advance payments		124			44	
11. Prepaid expenses		156			84	
12. Deferred tax assets		1,065			949	
13. Short-term loans receivable to employees		67			34	
14. Short-term loans receivable to subsidiaries and affiliated companies		20,673			16,625	
15. Accounts receivable — other (Note*1)		749			939	
16. Other (Note*1)		1,549			1,663	
17. Allowance for doubtful accounts		(1,137)			(1,572)	
Total current assets		86,230	43.1		91,293	44.7
II. Fixed assets						
(1) Tangible fixed assets						
1. Buildings	58,378			59,658		
Accumulated depreciation	33,227	25,150		34,756	24,901	
2. Structures	6,831			6,944		
Accumulated depreciation	4,830	2,001		5,015	1,928	
3. Machinery and equipment	73,774			75,006		
Accumulated depreciation	57,886	15,888		60,054	14,951	
4. Auto and transportation equipment	57			58		
Accumulated depreciation	48	8		49	8	
5. Tools, furniture, and fixtures	3,952			4,123		
Accumulated depreciation	3,350	602		3,498	625	
6. Land		17,189			17,179	
7. Construction in progress		1,048			1,531	
Total tangible fixed assets		61,888	30.9		61,126	29.9

(Millions of yen)

Account / Term	Previous fiscal year (As of November 30, 2006) Amount		Component ratio	Current fiscal year (As of November 30, 2007) Amount		Component ratio
(2) Intangible fixed assets			%			%
1. Patent rights		19			16	
2. Leasehold rights		69			69	
3. Computer software		1,219			1,087	
4. Telephone rights and other		98			101	
Total intangible fixed assets		1,405	0.7		1,275	0.6
(3) Investments and other assets						
1. Investment in securities		17,520			14,993	
2. Shares of subsidiaries and affiliated companies		19,259			19,241	
3. Sundry investment in companies		10			10	
4. Sundry investment in subsidiaries and affiliated companies		1,316			1,302	
5. Long-term loans receivable to employees		52			65	
6. Prepaid pension costs		8,840			11,277	
7. Long-term prepaid expenses		332			377	
8. Guarantee deposit		1,441			1,477	
9. Other		1,872			1,886	
10. Allowance for doubtful accounts		(150)			(64)	
Total investments and other assets		50,495	25.3		50,567	24.8
Total fixed assets		113,789	56.9		112,968	55.3
Total assets		200,019	100.0		204,262	100.0
(Liabilities)						
I. Current liabilities						
1. Accounts payable-trade (Note*1)		22,108			23,936	
2. Short-term loans payable (Note*1)		5,818			7,717	
3. Accounts payable-other (Note*1)		7,961			9,723	
4. Accrued expenses		3,674			3,743	
5. Accrued income taxes		1,387			988	
6. Advance received		0			1	
7. Deposits received		138			150	
8. Reserve for sales rebates		1,237			1,314	
9. Reserve for bonuses		310			337	
10. Reserve for directors' and corporate auditors' bonuses		30			40	
11. Other		45			46	
Total current liabilities		42,712	21.4		47,999	23.5

(Millions of yen)

Account \ Term	Previous fiscal year (As of November 30, 2006) Amount		Component ratio	Current fiscal year (As of November 30, 2007) Amount		Component ratio
II. Long-term liabilities			%			%
1. Bonds		10,000			10,000	
2. Long-term loans payable		14,048			13,784	
3. Deferred tax liabilities		6,162			6,613	
4. Reserve for directors' and corporate auditors' retirement pay		545			676	
5. Deposits on contract (Note*1)		6,186			5,233	
6. Other		39			83	
Total long-term liabilities		36,982	18.4		36,392	17.8
Total liabilities		79,694	39.8		84,392	41.3
(Net Assets)						
I. Owners' equity						
(1) Paid-in capital		24,104	12.1		24,104	11.8
(2) Capital surplus						
1. Capital legal reserve	29,418			29,418		
2. Other capital surplus	14			14		
Total capital surplus		29,432	14.7		29,432	14.4
(3) Earned surplus						
1. Earned legal reserve	3,115			3,115		
2. Other earned surplus	61,704			62,869		
Special depreciation reserve	33			26		
Reserve for deduction entry of property replaced by purchase	2,108			2,257		
General reserve	56,500			57,300		
Earned surplus brought forward	3,063			3,285		
Total earned surplus		64,820	32.4		65,985	32.3
(4) Treasury Stock		(2,255)	(1.1)		(2,642)	(1.3)
Total owners' equity		116,101	58.1		116,879	57.2
II. Valuation and translation adjustments						
(1) Valuation difference on available-for-sale securities		4,223			3,019	
(2) Deferred gains or losses on hedges		—			(28)	
Total valuation and translation adjustments		4,223	2.1		2,991	1.5
Total net assets		120,325	60.2		119,870	58.7
Total liabilities and net assets		200,019	100.0		204,262	100.0

(b) Statements of Income

(Millions of yen)

Account \ Term	Previous fiscal year (From December 1, 2005 to November 30, 2006) Amount		Percentage	Current fiscal year (From December 1, 2006 to November 30, 2007) Amount		Percentage
			%			%
I. Net sales		230,598	100.0		232,426	100.0
II. Cost of sales						
1. Products and purchased goods at beginning of the year	5,310			5,737		
2. Cost of products manufactured	74,581			77,866		
3. Purchases of goods (Note*2)	84,578			84,389		
Total	164,470			167,993		
4. Products and purchased goods at end of the year	5,737			6,463		
5. Transfer to other title of accounts (Note*1)	1,086	157,646	68.4	1,181	160,348	69.0
Gross profit		72,951	31.6		72,078	31.0
III. Selling, general and administrative expenses (Note*3,4)		67,306	29.2		65,575	28.2
Operating income		5,645	2.4		6,502	2.8
IV. Non-operating income						
1. Interest income (Note*2)	258			280		
2. Interest income on securities	—			94		
3. Dividend receivable (Note*2)	521			526		
4. Other (Note*2)	252	1,033	0.5	257	1,157	0.5
V. Non- operating expenses						
1. Interest expense	146			243		
2. Interest expense on bonds	82			82		
3. Loss on scrapped inventories	153			150		
4. Other	130	512	0.2	153	629	0.3
Ordinary income		6,165	2.7		7,030	3.0
VI. Extraordinary gains						
1. Gain on sales of fixed assets (Note*5)	110			—		
2. Gain on sales of investment in securities	48			93		
3. Reversal of allowance for doubtful accounts	57			43		
4. Subsidy received (Note*8)	—			373		
5. Other	37	255	0.1	8	520	0.2
VII. Extraordinary losses						
1. Loss on disposal of fixed assets (Note*6)	493			503		
2. Write-down of investment in securities	53			35		
3. Allowance for doubtful accounts	476			475		
4. Write-down of golf course memberships	32			—		
5. Loss on impairment of fixed assets (Note*7)	112			—		
6. Write-down of shares of subsidiaries and affiliated companies	—			61		
7. Other	48	1,217	0.5	209	1,285	0.5
Net income before income taxes		5,203	2.3		6,265	2.7
Income taxes	1,612			1,473		
Income taxes deferred	708	2,320	1.0	1,408	2,881	1.2
Net income		2,883	1.3		3,383	1.5

Cost Reports

(Millions of yen)

Account \ Term	Previous fiscal year (From December 1, 2005 to November 30, 2006) Amount	Component ratio	Current fiscal year (From December 1, 2006 to November 30, 2007) Amount	Component ratio
		%		%
Material costs	53,416	71.6	56,042	72.0
Labor costs	7,380	9.9	7,179	9.2
Manufacturing expenses	13,762	18.5	14,641	18.8
Total manufacturing costs	74,558	100.0	77,863	100.0
Work in progress at beginning of the year	80		58	
Total	74,639		77,921	
Work in progress at end of the year	58		55	
Cost of products manufactured	74,581		77,866	

<Notes> Previous fiscal year	<Notes> Current fiscal year
1. The method of cost accounting The method of cost accounting applied in all factories is the standard cost accounting. Product costs are decided by multiplying output quantities of each product line by standard product cost per unit, which consists of material cost (calculated by multiplying standard used quantities by a predetermined price), standard labor cost, and standard manufacturing expenses. Comparatively large cost variance (over 1% of total manufacturing cost during the period) incurring in the current period are allocated to cost of sales and inventories at end of the year.	1. The method of cost accounting The same method with the previous term
2. Principal manufacturing expenses are as follows; Depreciation expense ¥ 4,685 million Taxes and public dues ¥ 423 million Carrying charges ¥ 1,382 million Consignment processing costs ¥ 2,888 million	2. Principal manufacturing expenses are as follows; Depreciation expense ¥ 4,666 million Taxes and public dues ¥ 407 million Carrying charges ¥ 1,242 million Consignment processing costs ¥ 3,219 million
3. Reserve for bonuses, ¥ 92 million and reserve for retirement benefits, ¥ 5 million are included in labor costs.	3. Reserve for bonuses, ¥ 101 million and reserve for retirement benefits, ¥ 7 million are included in labor costs.

(c) Statements of Changes in Net Assets

Previous fiscal year ended November 30, 2006

(Millions of yen)

	Owners' equity										
		Capital surplus		Earned surplus							
					Other earned surplus						
	Paid-in capital	Capital legal reserve	Other capital surplus	Earned legal reserve	Special depreciation reserve	Reserve for deduction entry of property replaced by purchase	Special account reserve for deduction entry of property replaced by purchase	General reserve	Earned surplus brought forward	Treasury stock	Total owners' equity
Balance at November 30, 2005	24,104	29,418	—	3,115	49	2,105	59	54,700	3,927	(2,487)	114,993
Changes of items during the current fiscal year											
Transfer to reserve (Note*1)					13	69		1,800	(1,882)		—
Transfer from reserve (Note*2)					(29)	(66)	(59)		156		—
Dividends from surplus (Note*3)									(1,990)		(1,990)
Directors' and corporate auditors' bonuses									(30)		(30)
Net income									2,883		2,883
Repurchase of treasury stock										(8)	(8)
Disposal of treasury stock			14							240	254
Net changes of items other than owners' equity											
Total changes of items during the current fiscal year	—	—	14	—	(16)	2	(59)	1,800	(864)	231	1,108
Balance at November 30, 2006	24,104	29,418	14	3,115	33	2,108	—	56,500	3,063	(2,255)	116,101

	Valuation and translation adjustments		
	Valuation difference on available-for-sale securities	Total valuation and translation adjustments	Total net assets
Balance at November 30, 2005	3,994	3,994	118,987
Changes of items during the current fiscal year			
Transfer to reserve (Note*1)			—
Transfer from reserve (Note*2)			—
Dividends from surplus (Note*3)			(1,990)
Directors' and corporate auditors' bonuses			(30)
Net income			2,883
Repurchase of treasury stock			(8)
Disposal of treasury stock			254
Net changes of items other than owners' equity	229	229	229
Total changes of items during the current fiscal year	229	229	1,337
Balance at November 30, 2006	4,223	4,223	120,325

(Notes)*1 "Transfer to reserve" includes ¥ 5 million of special depreciation reserve, ¥ 60 million of reserve for deduction entry of property replaced by purchase and ¥ 1,800 million of general reserve, which were reserved by appropriation of retained earnings.

*2 "Transfer from reserve" includes ¥ 15 million of special depreciation reserve, ¥ 29 million of reserve for deduction entry of property replaced by purchase, and ¥ 59 million of special account reserve for deduction entry of replaced by purchase, which were transferred by appropriation of retained earnings.

*3 "Dividends from surplus" includes ¥ 994 million dividends by appropriation of retained earnings.

Current fiscal year ended November 30, 2007

(Millions of yen)

	Owners' equity									
		Capital surplus		Earned surplus						
					Other earned surplus					
	Paid-in capital	Capital legal reserve	Other capital surplus	Earned legal reserve	Special depreciation reserve	Reserve for deduction entry of property replaced by purchase	General reserve	Earned surplus brought forward	Treasury stock	Total owners' equity
Balance at November 30, 2006	24,104	29,418	14	3,115	33	2,108	56,500	3,063	(2,255)	116,101
Changes of items during the current fiscal year										
Transfer to reserve					6	211	800	(1,018)		—
Transfer from reserve					(13)	(63)		76		—
Dividends from surplus								(2,218)		(2,218)
Net income								3,383		3,383
Repurchase of treasury stock									(387)	(387)
Net changes of items other than owners' equity										
Total changes of items during the current fiscal year	—	—	—	—	(6)	148	800	222	(387)	777
Balance at November 30, 2007	24,104	29,418	14	3,115	26	2,257	57,300	3,285	(2,642)	116,879

	Valuation and translation adjustments			
	Valuation difference on available-for-sale securities	Deferred gains or losses on hedges	Total valuation and translation adjustments	Total net assets
Balance at November 30, 2006	4,223	—	4,223	120,325
Changes of items during the current fiscal year				
Transfer to reserve				—
Transfer from reserve				—
Dividends from surplus				(2,218)
Net income				3,383
Repurchase of treasury stock				(387)
Net changes of items other than owners' equity	(1,203)	(28)	(1,232)	(1,232)
Total changes of items during the current fiscal year	(1,203)	(28)	(1,232)	(454)
Balance at November 30, 2007	3,019	(28)	2,991	119,870

Significant Accounting Policies

	Previous fiscal year (From December 1, 2005 to November 30, 2006)	Current fiscal year (From December 1, 2006 to November 30, 2007)
1. Securities	(1) Shares of subsidiaries and affiliated companies are stated at moving average cost. (2) Other securities with fair value are stated at fair value based on market price at the closing date. Valuation differences comprise net assets as valuation difference on available-for-sale securities. When sold, cost of sales is determined by the moving average method. Other securities with no fair value are stated at moving average cost. (3) Held-to-maturity bonds are stated at amortized cost. Discounts and premiums are amortized by the straight-line method.	(1) The same standards with the previous fiscal year (2) The same standards with the previous fiscal year (3) The same standards with the previous fiscal year
2. Derivative financial instruments	Derivative financial instruments are stated at fair value. Hedge accounting is adopted for derivative financial instruments which conform to the requirements of hedge accounting.	The same standards with the previous fiscal year
3. Inventories	(Valuation basis) Purchased goods, products, raw materials, work in progress and supplies are stated at cost. (Valuation method) Purchased goods, products, raw materials, work in progress and supplies are determined by the monthly moving average method.	(Valuation basis) The same standards with the previous fiscal year (Valuation method) The same standards with the previous fiscal year
4. Depreciation of fixed assets	(1) Tangible fixed assets are depreciated by the declining balance method except for the following assets. Buildings (except for equipment fixed inside buildings) acquired on and after April 1, 1998, are depreciated by the straight-line method. The same basis with the Corporation Tax Law is adopted for useful life and scrap value. The main useful life is as follows. Buildings 3-50 years Machinery and equipment 2-17 years ―――――― (2) Intangible fixed assets are depreciated by the straight- line method. The same basis with the Corporation Tax Law is adopted for useful life. Computer software is amortized as no scrap value by the straight-line method for five years based on the estimated useful life for internal use. (3) Long-term prepaid expenses are amortized by the straight-line method.	(1) Tangible fixed assets are depreciated by the declining balance method except for the following assets. Buildings (except for equipment fixed inside buildings) acquired on and after April 1, 1998, are depreciated by the straight-line method. The same basis with the Corporation Tax Law is adopted for useful life and scrap value. The main useful life is as follows. Buildings 3-50 years Machinery and equipment 2-17 years (Change in accounting policy) In accordance with the changes of tax code introduced in the 2007 tax reform (Law Concerning Partial Revision of the Income Tax Law (Law No. 6, March 30, 2007) and the Law Concerning Partial Revision of the Enforcement Regulations of the Corporation Tax Law (Government Ordinance No.83, March 30, 2007)), from the current fiscal year concerning the depreciation of tangible fixed assets acquired on and after April 1, 2007, the method of computing depreciation expenses have been changed to the new regulation. The effect which this change has on the statement of income is immaterial. (2) The same standards with the previous fiscal year (3) The same standards with the previous fiscal year

	Previous fiscal year (From December 1, 2005 to November 30, 2006)	Current fiscal year (From December 1, 2006 to November 30, 2007)
5. Reserve	(1) Allowance for doubtful accounts Allowance for doubtful accounts is provided for on the amounts calculated by an estimated uncollectible rate to general credits considering the past actual bad debt losses, plus on the estimated uncollectible amounts in consideration of the possibility of collection to specific credits of apprehension credits of bad debt, etc.	(1) Allowance for doubtful accounts The same standards with the previous fiscal year
	(2) Reserve for sales rebates Reserve for sales rebates is based on a proportion to sales on an accrual basis.	(2) Reserve for sales rebates The same standards with the previous fiscal year
	(3) Reserve for bonuses Reserve for bonuses is based on the specific computation period.	(3) Reserve for bonuses The same standards with the previous fiscal year
	(4) Reserve for directors' and corporate auditors' bonuses Reserve for directors' and corporate auditors' bonuses is provided for at the necessary amounts based on the estimated amounts payable at the end of current fiscal year.	(4) Reserve for directors' and corporate auditors' bonuses The same standards with the previous fiscal year
	(Change in accounting standard) The Company adopted the Accounting Standard for Directors' Bonus (Accounting Standard Board of Japan Statements No.4 issued by Accounting Standard Board of Japan on November 29,2005) from the current fiscal year. The standard is to be applied for the fiscal year ending on or after May 1, 2006, on which the Corporate Law takes effective. As a result, selling, general and administrative expense increased by ¥30 million and operating income, ordinary income, and net income before income taxes decreased by the same amount, compared to those accounted for based on the prior standard, respectively.	———
	(5) Reserve for retirement benefits Reserve for retirement benefits is provided for at the necessary amounts on an accrual basis considering the estimated retirement benefit obligations and pension fund assets at end of the current fiscal year. Prior service liabilities are amortized by the straight-line method over a certain period twelve years within an average remaining service period of employees, and their amortization starts in the respective accrual years. Actuarial gains or losses are amortized by the straight-line method over a certain period (twelve years) within an average remaining service period of employees, and their amortizations start in the next year of the respective accrual years. As the pension fund assets exceeded retirement benefit obligations in the current fiscal year, its excess amounts were accounted for as prepaid pension costs in investments and other assets. Retirement benefits systems of the Company consist of a defined benefit corporate pension plan (Fund-type and Contract-type).	(5) Reserve for retirement benefits The same standards with the previous fiscal year

	Previous fiscal year (From December 1, 2005 to November 30, 2006)	Current fiscal year (From December 1, 2006 to November 30, 2007)
	(Change in accounting standard) The Company adopted the Partial Revision of Accounting Standard for Retirements Benefits (Accounting Standard Board of Japan Statement No.3 issued by Accounting Standard Board of Japan on March 16,2005) and the Guidance on Partial Revision of Accounting Standard for Retirement Benefits(Accounting Standard Board of Japan Guidance No.7 issued by Accounting Standard Board of Japan on March 16,2005) from the current fiscal year. The standard is to be applied for the fiscal year beginning on or after April 1, 2005. As a result, operating income, ordinary income, and net income before income taxes increased by ¥339 million, compared to those accounted for based on the prior standard, respectively. (6) Reserve for directors' and corporate auditors' retirement pay Reserve for directors' and corporate auditors' retirement pay is accounted for by amounts payable which will be required in accordance with the Company's bylaw if all directors and corporate auditors terminate their services with the Company at end of the year.	——— (6) Reserve for directors' and corporate auditors' retirement pay The same standards with the previous fiscal year The same standards with the previous fiscal year
6. Lease transactions	Finance lease transactions other than those which are deemed to transfer the ownership of leased assets to lessees, are accounted for by the same method applied to ordinary operating leases.	The same standards with the previous fiscal year
7. Hedge accounting	(1) Hedge accounting Deferral hedge is adopted in the method of hedge accounting. Designation transactions are applied to debts and credits in foreign currency which conform to the requirements of hedge accounting. (2) Hedge instruments and hedge items Hedge instruments are forward exchange contracts. Hedge items are purchase transactions in foreign currencies. (3) Hedge policy The Company enters into forward exchange contracts to hedge risks from fluctuations in foreign exchange rate and never makes use of them for the purpose of speculative transactions. (4) Assessment of the effectiveness of hedge accounting Control procedures of hedge transactions are executed according to the Company's bylaw. The effectiveness of hedge is measured by comparing movements in the fair value of hedge items with those of hedge instruments. Hedge transactions are strictly controlled, analyzed and assessed.	(1) Hedge accounting The same standards with the previous fiscal year (2) Hedge instruments and hedge items Hedge instruments are forward exchange contracts and interest swap. Hedge items are purchase transactions in foreign currencies and interest of loans. (3) Hedge policy The Company enters into forward exchange contracts to hedge risks from fluctuation in foreign exchange rate, and interest swap agreements to hedge risks from moving on fluctuation in interest rate. In addition, the Company never makes use of them for the purpose of speculative transactions. (4) Assessment of the effectiveness of hedge accounting The same standards with the previous fiscal year
8. Other	Accounting for consumption taxes Consumption taxes are recorded in separate accounts. Accrued consumption taxes are included in accounts payable-other.	Accounting for consumption taxes The same standards with the previous fiscal year

Changes in Accounting Policies

Previous fiscal year (From December 1, 2005 to November 30, 2006)	Current fiscal year (From December 1, 2006 to November 30, 2007)
(Accounting Standard for Impairment of Fixed Assets) The Company adopted the Accounting Standard for Impairment of Fixed Assets ("Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets "issued by the Business Accounting Council on August 9, 2002) and the Guidance on Accounting for Impairment of Fixed Assets (Accounting Standard Board of Japan Guidance No.6 issued by Accounting Standard Board of Japan on October 31, 2003) from the current fiscal year. The standard is to be applied for the fiscal year beginning on or after April 1, 2005. As a result, net income before income taxes decreased by ¥ 112 million. Accumulated loss on impairment is directly deducted from the related assets.	――――――
(Accounting Standard for Presentation of Net Assets in the Balance Sheet) The Company adopted the Accounting Standard for Presentation of Net Assets in the Balance Sheet (Accounting Standard Board of Japan Statement No.5 issued by Accounting Standard Board of Japan on December 9, 2005) and the Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet (Accounting Standard Board of Japan Guidance No.8 issued by Accounting Standard Board of Japan on December 9, 2005) from the current fiscal year. The equivalent amount of the total shareholders' equity regulated formerly is ¥ 120,325 million.	――――――

Reclassification

Previous fiscal year (From December 1, 2005 to November 30, 2006)	Current fiscal year (From December 1, 2006 to November 30, 2007)
――――――	(Balance Sheets) Certificate of deposit which had been included in "Cash and deposit" in the previous fiscal year has been accounted for "Securities" starting from the current fiscal year in accordance with the revised Regulations for the Financial Statements. The balances of certificate of deposit as of November 30, 2006 and November 30, 2007 are 5,000 million yen and 5,000 million yen, respectively.

Notes

Balance sheets

Previous fiscal year (As of November 30, 2006)	Current fiscal year (As of November 30, 2007)
1. *1. The amounts of credits and debts to subsidiaries and affiliated companies excluding those disclosed as an individual account, are included in the following titles of account:	1. *1. The amounts of credits and debts to subsidiaries and affiliated companies excluding those disclosed as an individual account, are included in the following titles of account:

Previous fiscal year:

Accounts receivable — trade	¥ 4,365 million
Accounts receivable — other	¥ 640 million
Other (Current assets)	¥ 1,369 million
Accounts payable — trade	¥ 11,216 million
Short-term loans payable	¥ 2,454 million
Accounts payable — other	¥ 1,579 million
Deposits on contract	¥ 5,784 million

Current fiscal year:

Accounts receivable-trade	¥ 4,480 million
Accounts receivable-other	¥ 835 million
Other (Current assets)	¥ 1,453 million
Accounts payable-trade	¥ 12,485 million
Short-term loans payable	¥ 4,353 million
Accounts payable-other	¥ 2,380 million
Deposits on contract	¥ 4,812 million

2. Contingent liabilities
Liabilities for Guarantee
The amounts of liabilities guaranteed under joint signature

Previous fiscal year (As of November 30, 2006)

(Millions of yen)

Debtor	Amount	Contents
Employees	460	Bank loan, etc.
Kowa Derika Co., Ltd.	40	Bank loan
Potato Delica Co., Ltd.	20	Bank loan
Saika Co.,Ltd.	50	Bank loan
HENNINGSEN FOODS, INC.	2,038	Bank loan
	275	Re-guarantee for loan from David City, Nebraska
THAI Q.P.CO.,LTD.	2	Bank loan
KEWPIE(THAILAND) CO.,LTD.	26	Bank loan
Hangzhou Q.P. Foods Co., Ltd.	483	Bank loan
Beijing Q.P. Foods Co., Ltd.	81	Bank loan
Total	3,480	

2. Contingent liabilities
Liabilities for Guarantee
The amounts of liabilities guaranteed under joint signature

Current fiscal year (As of November 30, 2007)

(Millions of yen)

Debtor	Amount	Contents
Employees	506	Bank loan, etc.
Kowa Derika Co., Ltd.	32	Bank loan
Potato Delica Co., Ltd.	14	Bank loan
Saika Co.,Ltd.	50	Bank loan
HENNINGSEN FOODS, INC.	2,500	Bank loan
	226	Re-guarantee for loan from David City, Nebraska
THAI Q.P. Co., Ltd.	2	Bank loan
KEWPIE(THAILAND) CO.,LTD.	3	Bank loan
Hangzhou Q.P. Foods Co., Ltd.	518	Bank loan
Total	3,855	

Statements of Income

Previous fiscal year (From December 1, 2005 to November 30, 2006)	Current fiscal year (From December 1, 2006 to November 30, 2007)
1. *1. Transfer to other title of accounts is a sum of amounts used as samples, gifts, and material for manufacturing.	1. *1. The same matter with the previous term
2. *2. Transactions with subsidiaries and affiliated companies are as follows; Purchases of goods and raw materials ¥85,488 million Non-operating income Interest income ¥ 227 million Dividend receivable ¥ 327 million Other ¥ 95 million Total ¥ 649 million	2. *2. Transactions with subsidiaries and affiliated companies are as follows; Purchases of goods and raw materials ¥86,076 million Non-operating income Interest income ¥ 260 million Dividend receivable ¥ 305 million Other ¥ 97 million Total ¥ 664 million
3. *3. The component percentage of selling expenses, and general and administrative expenses to their aggregate amount, is approximately 82% and 18 % respectively. Main expenses are as follows; Warehousing and carrying charges ¥12,135 million Advertising and general publicity expense ¥ 8,515 million Sales promotion expense ¥22,909 million Research and development costs ¥ 2,537 million Payroll ¥ 9,041 million Depreciation expense ¥ 882 million Reserve for bonuses ¥ 248 million Reserve for retirement benefits ¥ 12 million Reserve for directors' and corporate auditors' retirement pay ¥ 90 million Allowance for doubtful accounts ¥ 29 million	3. *3. The component percentage of selling expenses, and general and administrative expenses to their aggregate amount, is approximately 81% and 19 % respectively. Main expenses are as follows; Warehousing and carrying charges ¥11,899 million Advertising and general publicity expense ¥ 8,449 million Sales promotion expense ¥21,359 million Research and development costs ¥ 2,544 million Payroll ¥ 8,790 million Depreciation expense ¥ 845 million Reserve for bonuses ¥ 235 million Reserve for retirement benefits ¥ 20 million Reserve for directors' and corporate auditors' retirement pay ¥ 169 million
4. *4. The total amounts of research and development costs are ¥2,537 million and all of them are included in general and administrative expenses.	4. *4. The total amounts of research and development costs are ¥2,544 million and all of them are included in general and administrative expenses.
5. *5. Gains on sales of fixed assets are as follows; Land ¥110 million Buildings and other ¥ 0 million Total ¥110 million	5. ――――――
6. *6. Loss on disposal of fixed assets are as follows; Buildings ¥ 94 million Machinery and equipment ¥331 million Structures and other ¥ 67 million Total ¥493 million	6. *6. Loss on disposal of fixed assets are as follows; Buildings ¥184 million Machinery and equipment ¥295 million Structures and other ¥ 23 million Total ¥503 million

<table>
<tr><th>Previous fiscal year
(From December 1, 2005 to November 30, 2006)</th><th>Current fiscal year
(From December 1, 2006 to November 30, 2007)</th></tr>
<tr><td>7. *7. The Company recognized loss on impairment on the following group of assets in this fiscal year.

<table>
<tr><th>Location</th><th>Use</th><th>Item</th><th>Loss on impairment (Millions of yen)</th></tr>
<tr><td>Tochigi, etc</td><td>Idol properties (2 properties)</td><td>Land</td><td>112</td></tr>
</table>

The Company classified in principle fixed assets into groups by the type of respective operation and business place based on the management accounting units on which revenue and expenditure continuously are taken in.
In the current fiscal year, the book value of the idol properties was written down to the recoverable amount by ¥ 112 million, accounted for as an extraordinary loss, due to decline of their land prices.
Recoverable amount is measured by net sales amounts based on the estimated sales amounts.</td><td>7. ――――――</td></tr>
<tr><td>8. ――――――</td><td>8. *8. Subsidy received mainly comprised of subsidy for construction of Fuji Yoshida factory of Q.P. Corporation (as subsidy for the promotion of industrial site).</td></tr>
</table>

Statements of changes in net assets

Previous fiscal year (As of November 30, 2006)	Current fiscal year (As of November 30, 2007)
Total numbers and periodic changes of treasury stock by class	Total numbers and periodic changes of treasury stock by class

Previous fiscal year (As of November 30, 2006)

Treasury stock by class	Common stock
Number of shares at the end of previous fiscal year	2,478,457 shares
Increase in number of shares	8,258 shares
Decrease in number of shares	234,000 shares
Number of shares at the end of current fiscal year	2,252,715 shares

(Notes) 1. Increase in number of common shares of treasury stock is due to acquisition of the odd stock.
2. Decrease in number of common shares of treasury stock is due to exercise of the former stock subscription rights in accordance with the Article 210-2 of the pre commercial code revision.

Current fiscal year (As of November 30, 2007)

Treasury stock by class	Common stock
Number of shares at the end of previous fiscal year	2,252,715 shares
Increase in number of shares	374,804 shares
Decrease in number of shares	— shares
Number of shares at the end of current fiscal year	2,627,519 shares

(Note) Increase in number of common stock of treasury stock is due to acquisition of the odd stock of 8,904 shares and to acquisition of the stock of 365,900 shares in accordance with the Article 156 of corporate law which is applied by the third paragraph of Article 165 of corporate law.

Lease Transactions

Previous fiscal year (From December 1, 2005 to November 30, 2006)

1. Finance lease transactions other than those which are deemed to transfer the ownership of leased assets to lessees
   (1) Estimated acquisition cost, accumulated depreciation, and estimated value of lease properties

(Millions of yen)

	Estimated acquisition cost	Accumulated depreciation	Estimated value
Machinery and equipment	175	128	46
Auto and transportation equipment	634	346	288
Tools, furniture and fixtures	1,112	548	564
Computer software	107	55	52
Total	2,030	1,078	952

(2) Future lease payments

Due within one year	¥ 502 million
Due over one year	¥ 463 million
Total	¥ 965 million

(3) Lease payments, depreciation, and estimated interest expense

Lease payments	¥ 534 million
Depreciation expense	¥ 515 million
Estimated interest expense	¥ 20 million

(4) Method of depreciation
Depreciation expense is calculated by the straight-line method by considering lease period to be useful life and scrap value to be zero.

(5) Interest which is separated from the aggregate lease amounts, is calculated as the difference between the aggregate lease amounts on contracts and the presumed costs considered to be acquired by lesser. Such calculated interest is allocated to the respective fiscal years by the interest-method.

(Note) The item concerning loss on impairment of fixed assets is omitted because none of the loss is allocated to lease assets.

Current fiscal year (From December 1, 2006 to November 30, 2007)

1. Finance lease transactions other than those which are deemed to transfer the ownership of leased assets to lessees
   (1) Estimated acquisition cost, accumulated depreciation, and estimated value of lease properties

(Millions of yen)

	Estimated acquisition cost	Accumulated depreciation	Estimated value
Machinery and equipment	168	88	80
Auto and transportation equipment	638	314	324
Tools, furniture and fixtures	1,100	627	473
Computer software	101	73	27
Total	2,008	1,102	906

(2) Future lease payments

Due within one year	¥ 456 million
Due over one year	¥ 462 million
Total	¥ 918 million

(3) Lease payments, depreciation, and estimated interest expense

Lease payments	¥ 607 million
Depreciation expense	¥ 585 million
Estimated interest expense	¥ 22 million

(4) Method of depreciation
The same method with the previous fiscal year

(5) Calculation method of estimated interest expense
The same method with the previous fiscal year

(Note) The same method with the previous fiscal year

Securities

Shares of subsidiaries and affiliated companies with fair value

(Millions of yen)

Description	Previous fiscal year (As of November 30, 2006)			Current fiscal year (As of November 30, 2007)		
	Book value	Fair value	Unrealized gain (loss)	Book value	Fair value	Unrealized gain (loss)
Shares of subsidiaries	3,472	8,946	5,474	3,472	6,050	2,578
Shares of affiliated companies	290	1,888	1,598	290	1,735	1,444
Total	3,763	10,835	7,072	3,763	7,786	4,023

Tax-Effect Accounting

(Millions of yen)

	Previous fiscal year (As of November 30, 2006)	Current fiscal year (As of November 30, 2007)
1. The principal details of deferred tax assets and liabilities are as follows:		
Deferred tax assets		
Current assets		
Reserve for sales rebates	503	534
Reserve for bonuses	126	137
Accrued enterprise tax	126	93
Other	564	753
Sub-total current assets-deferred tax assets	1,321	1,518
Valuation reserve	(255)	(569)
Total current assets — deferred tax assets	1,065	949
Fixed assets		
Trust to cover retirement benefit obligations	1,442	1,442
Reserve for directors' and corporate auditors' retirement pay	222	275
Write-down of golf course memberships	133	96
Other	217	283
Sub-total fixed assets — deferred tax assets	2,015	2,097
Valuation reserve	(210)	(475)
Total fixed assets — deferred tax assets	1,804	1,622
Total deferred tax assets	2,870	2,571
Deferred tax liabilities		
Long-term liabilities		
Prepaid pension costs	(3,598)	(4,589)
Reserve for deduction entry of property replaced by purchase	(1,447)	(1,549)
Special depreciation reserve	(22)	(18)
Valuation difference on available-for-sale securities	(2,898)	(2,078)
Total long-term liabilities — deferred tax liabilities	(7,966)	(8,236)
Total deferred tax liabilities	(7,966)	(8,236)
Net deferred tax assets (liabilities)	(5,096)	(5,664)
2. The principal details of the material differences between the statutory effective tax rate and the actual burden tax rate after application of tax-effect accounting		
The statutory effective tax rate	40.7 %	40.7 %
(Adjustments)		
Valuation reserve	7.7 %	9.2 %
Permanent exclusion from expenses of entertainment expense and other	1.1 %	1.5 %
Tax free income of dividends receivable and other	(3.1 %)	(2.6 %)
Capita levy on inhabitant tax	1.5 %	1.3 %
Prior taxes and other	(3.4 %)	(4.1 %)
Actual burden tax rate after the application of tax effect accounting	44.5 %	46.0 %

Per Share Data

	Previous fiscal year (From December 1, 2005 to November 30, 2006)	Current fiscal year (From December 1, 2006 to November 30, 2007)
Net assets per share	¥785.35	¥784.30
Net income per share-primary	¥ 18.83	¥ 22.14
Net income per share-diluted	¥ 18.83	¥ —

(Notes) 1. Net income per share-diluted in the year ended November 30, 2007 is not presented because of no issue of potential stocks.
2. Calculation basis of net income per share-primary and net income per share-diluted is as follows:

(Millions of yen)

	Previous fiscal year (From December 1, 2005 to November 30, 2006)	Current fiscal year (From December 1, 2006 to November 30, 2007)
Net income per share-primary		
Net income	2,883	3,383
Amounts not attributable to common share	—	—
Net income attributable to common share	2,883	3,383
Weighted average number of common share	153,136 thousand shares	152,871 thousand shares
Net income per share — diluted		
Adjustments to net income	—	—
Increase of common share	0	—
(Including convertible bonds)	(—)	(—)
Summary of potential shares which were not included in calculation basis of net income per share — diluted because they do not have dilutive effects	Common shares for stock option granted of total treasury stock number regulated article 210, No.2 of Commercial Code before revision and whose rights lapsed by the expiration of execution period in current fiscal year 876,000 shares Resolution at an ordinary general meeting of shareholders February 23, 2001 Exercise price ¥1,089 Execution period From December 1, 2003 to November 30, 2006	————

Significant Subsequent Events

Current fiscal year (From December 1, 2005 to November 30, 2006)	Current fiscal year (From December 1, 2006 to November 30, 2007)
Repurchase of treasury stock For the purpose of executing the mobile capital policy, while complying with changes of the management circumstances, the Company resolved the repurchase of its own common share at the Board of Directors held on January 11, 2007 in accordance with the provision of Article 156 and Article 165 Paragraph 3 of the Company law. The terms of repurchase The Company can repurchase its own shares up to the maximum quantity 500,000 shares with the maximum amount ¥ 600 million by February 22, 2007. The execution 1. Method of repurchase: Tokyo stock exchange Trading Network-2 on the Tokyo Stock Exchange at the closing price 2. Number of shares repurchased: 365,900 shares 3. Repurchase amount: ¥ 377 million 4. The date of repurchase: January 23, 2007	None

(d) Supplementary Statements

1. Description of securities

(Shares)

(Millions of yen)

		Issue	Number of shares	Book value
Investment in securities	Other securities	Nichirei Corporation	3,109,000	1,439
		Kirin Brewery Co., Ltd.	814,500	1,424
		Kato Sangyo Co., Ltd.	840,329	1,124
		Mizuho Financial Group, Inc.	1,807	1,075
		Sumitomo Mitsui Financial Group, Inc.	1,124	1,069
		SAHA PATHANAPIBUL PUBLIC Co., Ltd.	13,776,500	922
		Mitsubishi UFJ Financial Group, Inc.	569,310	619
		Kikkoman Corporation	374,196	569
		Yoshinoya D&C Co., Ltd.	2,825	528
		Ono Pharmaceutical Co., Ltd.	77,000	436
		Seven & i Holdings Co., Ltd.	124,822	346
		Taisho Pharmaceutical Co., Ltd.	132,000	287
		Inageya Co., Ltd.	293,681	268
		Casio Computer Co., Ltd.	181,000	255
		130 issues including HOTEL OKURA Co., Ltd.	4,442,974	3,625
Total			24,741,071	13,993

(Bonds)

(Millions of yen)

		Name	Face value	Book value
Investment in securities	Held-to-maturity bonds	Euroyen bond issued by The Royal Bank of Scotland	1,000	1,000
Total			1,000	1,000

(Other)

(Millions of yen)

		Name	Face value	Book value
Securities	Other securities	The Sumitomo Trust and Banking Co., Ltd. Certificate of deposit	5,000	5,000
Total			5,000	5,000

2. Description of fixed assets

(Millions of yen)

Item		Beginning balance	Increase	Decrease	Ending balance	Accumulated depreciation	Depreciation expense	Book value
Tangible fixed assets	Buildings	58,378	1,711	431	59,658	34,756	1,876	24,901
	Structures	6,831	151	39	6,944	5,015	221	1,928
	Machinery and equipment	73,774	3,113	1,881	75,006	60,054	3,878	14,951
	Auto and transportation equipment	57	4	2	58	49	3	8
	Tools, furniture and fixtures	3,952	247	77	4,123	3,498	217	625
	Land	17,189	6	16	17,179	—	—	17,179
	Construction in progress	1,048	3,599	3,116	1,531	—	—	1,531
	Total	161,231	8,833	5,564	164,500	103,374	6,197	61,126
Intangible fixed assets	Patent rights	—	—	—	22	5	2	16
	Leasehold rights	—	—	—	69	—	—	69
	Computer software	—	—	—	2,679	1,591	454	1,087
	Telephone rights and other	—	—	—	106	4	1	101
	Total	—	—	—	2,876	1,601	458	1,275
Long-term prepaid expenses		4,713	375	21	5,066	4,689	309	377
Deferred assets	—	—	—	—	—	—	—	—
	Total	—	—	—	—	—	—	—

(Notes) 1. Principal fixed assets increasing in the current year are as follows;

(Millions of yen)

Classification	Amount	Contents
Buildings	550	Buildings of Goka factory
	414	Expansion of rental equipment in the head office
	235	Buildings of Nakagawara factory
Machinery and equipment	1,068	Manufacturing facilities of Goka factory
	449	Manufacturing facilities of Nakagawara factory
	429	Manufacturing facilities of Itami factory
Construction in progress	1,184	Manufacturing facilities of Goka factory
	1,073	Expansion of rental equipment in the head office
	342	Manufacturing facilities of Itami factory

2. Principal fixed assets decreasing in the current year are as follows;

(Millions of yen)

Classification	Amount	Contents
Machinery and equipment	638	Manufacturing facilities of Nakagawara factory
	329	Rental equipment in the head office
	197	Manufacturing facilities of Goka factory

3. The description of beginning balance, increase and decrease of intangible fixed assets are omitted by the reason why those amounts are not more than 1% of total assets.

Description of reserve

(Millions of yen)

Classification	Beginning balance	Increase	Decrease		Ending balance
			Used with purpose	Other	
Allowance for doubtful accounts	1,287	702	—	* 353	1,636
Reserve for sales rebates	1,237	1,314	1,237	—	1,314
Reserve for bonuses	310	337	310	—	337
Reserve for directors' and corporate auditors' bonuses	30	40	30	—	40
Reserve for directors' and corporate auditors' retirement pay	545	169	38	—	676

(Note) Decrease — other ¥ 353 million on the column of allowance for doubtful accounts consists of reversal of allowance ¥ 328 million for individual accounts which were not necessary due to collection, and ¥ 25 million for general credits on the Corporate tax regulations.

(2) Principal Assets and Liabilities

Description of the principal titles of accounts in the balance sheet as of November 30, 2007 is as follows:

Assets

Current assets

1. Cash and deposits

(Millions of yen)

Account	Amount
Cash on hand	8
Type of deposits	
Current deposits	10,320
Ordinary deposits	—
Notice deposits	—
Time deposits	10,000
Special deposits	2
Sub-total	20,322
Total	20,331

2. Notes receivable

(1) Customer

(Millions of yen)

Customer	Amount
Tokyo Glass Co., Ltd	83
Nipro Pharma Corporation	66
Morishita Jintan Co., Ltd.	49
KUKITA CHEMICAL INDUSTORIES Co., Ltd.	22
Ace Trading Co., Ltd.	16
Other	107
Total	346

(2) Monthly maturity

(Millions of yen)

Maturity	December 2007	January 2008	February	On and after March	Total
Notes receivable	128	87	56	73	346

3. Accounts receivable — trade

(1) Customer

(Millions of yen)

Customer	Amount
Mitsubishi Corporation	3,669
Kato Sangyo Co., Ltd	3,051
Q.P. Egg Corporation	2,832
Itochu Corp.	2,472
Kokubu Co., Ltd.	2,050
Other	24,185
Total	38,260

(2) Turnover of accounts receivable — trade

(Millions of yen)

Item	Amount
A. Beginning balance	37,837
B. Turnover	244,048
C. Ending balance	38,260
D. Collection	243,625
E. Collection ratio (D ÷ (A+B) x 100)	86.43 %
F. Turnover ratio (B ÷ {(A+C) ÷ 2})	6.41 times
G. Turnover period (365 ÷ F)	56.94 days

(Note) Consumption taxes are included in the above amounts.

4. Inventories

(Millions of yen)

Item	Amount
Purchased goods	
Canned foods	1,242
Egg products and other	1,741
Sub-total	2,983
Products	
Mayonnaise, dressings and other	1,655
Egg products and other	1,824
Sub-total	3,479
Raw materials	
Eggs and the yolk	762
Cooking oil and other	1,056
Sub-total	1,819
Work in progress	
Mayonnaise and other	55
Supplies	
Machine parts	135
Expendables for sale and other	112
Sub-total	247
Total	8,585

5. Short-term loans receivable to subsidiaries and affiliated companies

(Millions of yen)

Coporate name	Amount
Saika Co.,Ltd.	2,361
Kewpie Jyozo Co., Ltd.	2,124
Kanae Foods Co., Ltd.	1,414
Daily Mate Co., Ltd.	1,238
Q.P. Egg Corporation	1,138
Other	8,347
Total	16,625

Fixed assets

1. Shares of subsidiaries and affiliated companies

(Millions of yen)

Issue	Amount
Kifuki U.S.A Co., Inc.	9,207
K.R.S. Corporation	3,472
Nakashimato Co., Ltd.	1,448
Kewpie Jyozo Co., Ltd.	802
Potato Delica Co., Ltd.	543
Other	3,768
Total	19,241

2. Prepaid pension costs

(Millions of yen)

Item	Amount
Prepaid pension costs concerning a defined benefit pension plan	11,277
Total	11,277

Liabilities

Current liabilities

Accounts payable — trade

(Millions of yen)

Supplier	Amount
Nakashimato Co., Ltd.	7,268
Cargill Japan Limited	1,388
Aohata Corporation	1,303
Toyo Seikan Kaisha, Ltd.	1,255
Kewpie Jyozo Co., Ltd.	1,109
Other	11,611
Total	23,936

Long-term liabilities

Long-term loans payable

(Millions of yen)

Corporate name	Amount
Sumitomo Mitsui Banking Corporation	7,030
Mizuho Corporate Bank, Ltd.	3,900
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	2,600
The Norinchukin Bank	254
Total	13,784

(3) Other

None

VI. Stock Information of Reporting Company

End of fiscal year	Form December 1 to November 30
The General Shareholders' Meeting	Held in February
Record Date	November 30
Stock certificate denominations	6 denominations, including 100,000-share, 10,000-share, 1,000-share, 500-share, 100-share, and less than 100-share certificates
Interim dividend record date	May 31, November 30
Shares per trading unit	100
Stock transfer agency:	
Handling office	Stock Transfer Agency Dept., The Sumitomo Trust & Banking Co., Ltd. 4-4, Marunouchi 1-chome, Chiyoda-ku, Tokyo
Agent	The Sumitomo Trust & Banking Co., Ltd. 5-33, Kitahama 4-chome, Chuo-ku, Osaka
Customer contact	The Sumitomo Trust & Banking Co., Ltd. (head office and branches nationwide) Daiwa Securities Co., Ltd. (head office and branches nationwide) Japan Securities Agents, Ltd. (head office and branches nationwide)
Stock transfer fee	Free
Stock certificate issuance fee	Revenue stamp in equivalent amount plus ¥100
Purchase of stock in less than the minimum trading unit:	
Handling office	Stock Transfer Agency Dept., The Sumitomo Trust & Banking Co., Ltd. 4-4, Marunouchi 1-chome, Chiyoda-ku, Tokyo
Agent	The Sumitomo Trust & Banking Co., Ltd. 5-33, Kitahama 4-chome, Chuo-ku, Osaka
Customer contact	The Sumitomo Trust & Banking Co., Ltd. (head office and branches nationwide) Daiwa Securities Co., Ltd. (head office and branches nationwide) Japan Securities Agents, Ltd. (head office and branches nationwide)
Stock transfer fee	(Note) 1
Newspaper for announcements	The Company shall publish its public notices by electronic means. However, if it is impossible to publish public notices electronically because of an accident or other unavoidable circumstances, the public notices shall be made by publication in the Nihon Keizai Shimbun. URL for public address: http://www.kewpie.co.jp/
Shareholder privileges	Shareholders receive an annual gift of the Company's product(s), of a value determined by the number of shares in their possession as of November 30 of each year. More than 1,000 shares: Company product(s) valued at ¥3,000 More than 100 shares (but less than 1,000): Company product(s) valued at ¥1,000

(Notes) 1. The calculating method below shall be used to determine fees for purchase of stock in less than the minimum trading unit on the basis of the method below, in which total purchase fees per trading unit are divided by the total number of shares purchased and multiplied by the number of shares held by the shareholder in question.

(Calculation Method) Purchase prices per share, determined by the final TSE market price, are multiplied by the number of shares per trading unit, and the sum total amount derived therefrom is applied, as in the following table, to find the percentage fee charged.

Total amount	Percentage fee
¥1 million or less	1.150%
Over ¥1 million – ¥5 million	0.900%
[illegible]0 million	0.700%
[illegible]30 million	0.575%
[illegible]50 million	0.375%

([illegible] ¥1 are rounded down.)

However, if the purchase fee per trading unit calculated above is less than ¥2,500, the fee shall be ¥2,500.

2. In accordance with the Articles of Incorporation, the Company's shareholders cannot exercise rights other than those listed below for shares that are less than one unit and owned by the shareholders.
(1) Rights listed in items of Article 189, Paragraph 2 of the Corporation Law
(2) Right to receive allotment of shares for subscription or share option for subscription in accordance with the number of shares owned
(3) Right stipulated by Article 166, Paragraph 1 of the Corporation Law to request acquisition of shares with rights to acquire new shares.

American Depositary Receipts:
Ratio (ADR : ORD): 1 : 2
Exchange: OTC (Over-the-Counter)
Symbol: QPCPY
CUSIP: 746941103
Depositary:
The Bank of New York
101 Barclay Street, New York, NY 10286, U.S.A.
Tel: (212) 815-2042
U.S. toll free: 888-269-2377 (888-BNY-ADRS)
URL = www. adrbnymellon. com

END